Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 3, 2026

BY AND AMONG

MODIV INDUSTRIAL, INC.,

MODIV OPERATING PARTNERSHIP, LP,

GLOBAL NET LEASE, INC.,

GLOBAL NET LEASE OPERATING PARTNERSHIP, L.P.,

GNL MOTION MERGER SUB, LLC

AND

GNL MOTION OPCO MERGER SUB, LLC

Table of Contents

Page

Article I THE MERGERS

Section 1.1	The Mergers	3

Section 1.2	Governing Documents	3

Section 1.3	Officers, General Partner and Limited Partners of the Surviving Entities	4

Section 1.4	Effective Times	4

Section 1.5	Closing of the Mergers	5

Section 1.6	Effects of the Mergers	5

Section 1.7	Income Tax Consequences	5

Article II MERGER CONSIDERATION; COMPANY COMMON SHARES; COMPANY PREFERRED SHARES; PARTNERSHIP UNITS

Section 2.1	Company Common Share Merger Consideration, Company Preferred Share Merger Consideration and Effect on Company Common Shares and Company Preferred Shares	6

Section 2.2	OpCo Common Unit Merger Consideration; Effect on Partnership Units	7

Section 2.3	Surrender and Payment	8

Section 2.4	Lost Certificates	13

Section 2.5	Withholding Rights	13

Section 2.6	Dissenters’ Rights	13

Section 2.7	Adjustment of Per Company Common Share Merger Consideration, Fractional Per Company Common Share Merger Consideration, Per OpCo Common Unit Merger Consideration or Fractional Per OpCo Common Unit Merger Consideration	13

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Section 3.1	Organization and Qualification; Subsidiaries	14

Section 3.2	Capitalization	15

Section 3.3	Authority	17

i

Exhibits

Exhibit A – Form of Parent OpCo Partnership Agreement Amendment

Exhibit B – Form of Company REIT Opinion

Exhibit C – Form of Parent REIT Opinion

Exhibit D – Form of Parent Section 368 Opinion

Exhibit E – Form of Company Section 368 Opinion

Schedules

Schedule A – Parent Knowledge

Schedule B – Parent Contact Persons

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 3, 2026, is by and among Global Net Lease, Inc., a Maryland corporation (“Parent”), Global Net Lease Operating Partnership, L.P., a Delaware limited partnership and subsidiary of Parent (“Parent OpCo”), GNL Motion Merger Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Company Merger Sub”), GNL Motion OpCo Merger Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent OpCo (“OpCo Merger Sub”), Modiv Industrial, Inc., a Maryland corporation (the “Company”), and Modiv Operating Partnership, LP, a Delaware limited partnership (the “Partnership”). Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Section 8.12.

W I T N E S S E T H:

WHEREAS, the Company is a Maryland corporation operating as a “real estate investment trust” for U.S. federal income tax purposes that holds interests in properties through the Partnership and is the sole general partner of the Partnership;

WHEREAS, Parent is a Maryland corporation operating as a “real estate investment trust” for U.S. federal income tax purposes that holds interests in properties through Parent OpCo and is the sole general partner of Parent OpCo;

WHEREAS, the parties wish to effect a business combination (i) in which the Company shall merge with and into Company Merger Sub, with Company Merger Sub being the surviving entity (the “Company Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (“DLLCA”) and the Maryland General Corporation Law (the “MGCL”), and (ii) contemporaneously therewith or immediately following, the Company Merger, OpCo Merger Sub shall merge with and into the Partnership, with the Partnership being the surviving entity (the “OpCo Merger” and together with the Company Merger, the “Mergers” and collectively with the other transactions contemplated herein, the “Transactions”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”);

WHEREAS, the Company is the sole general partner of the Partnership through which the Company operates its business, and, as of the date hereof, the Company owns approximately 81% of the outstanding limited partnership interest in the Partnership, comprised of the Class C Units of the Partnership (the “Class C Units”) and the Class X Units of the Partnership (the “Class X Units”), and owns 100% of the outstanding Preferred Partnership Units (the Preferred Partnership Units, the Class C Units and the Class X Units are collectively referred to herein as the “Partnership Units”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, the Company Merger and the other Transactions, on the terms and subject to the conditions set forth herein and in accordance with the DLLCA and the MGCL, are advisable to and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement, the Company Merger and the other Transactions, and declared the same to be advisable, (iii) directed that the Company Merger be submitted for consideration by the Company’s stockholders at a duly convened meeting of the holders of the Company Common Shares (the “Company Common Stockholders”) and (iv) subject to Section 5.6 recommended that the Company Common Stockholders vote in favor of the approval of the Company Merger (such recommendation, the “Company Recommendation”);

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) unanimously (by all the directors present) determined that this Agreement, the Mergers and the other Transactions, including the issuance of Parent Common Stock in the Company Merger and Parent OP Units in the OpCo Merger, are advisable and in the best interests of Parent and its stockholders and (ii) approved the execution, delivery and performance of this Agreement, the Mergers and the other Transactions, including the issuance of Parent Common Stock in the Company Merger and Parent OP Units in the OpCo Merger and the payment of the Company Preferred Share Merger Consideration;

WHEREAS, the Company, as the sole general partner of the Partnership, has (i) determined that this Agreement and the Transactions, including the OpCo Merger, on the terms and subject to the conditions set forth herein and in the DRULPA and DLLCA, are fair to, advisable to and in the best interests of the Partnership and the limited partners of the Partnership and (ii) approved the execution, delivery and performance of this Agreement and the Transactions, including the OpCo Merger;

WHEREAS, Parent, as the sole member and manager of Company Merger Sub and the sole general partner of Parent OpCo, has (i) determined that this Agreement and the Transactions, including the Company Merger and the OpCo Merger, on the terms and subject to the conditions set forth herein and in the DLLCA, the MGCL and the DRULPA, are fair to, advisable to and in the best interests of Company Merger Sub and its members and Parent OpCo and its limited partners (as applicable) and (ii) approved the execution, delivery and performance of this Agreement and the Transactions, including the Mergers;

WHEREAS, Parent OpCo, as the sole member and manager of OpCo Merger Sub, has (i) determined that this Agreement and the Transactions, including the OpCo Merger, on the terms and subject to the conditions set forth herein and in the DLLCA and the DRULPA, are fair to, advisable to and in the best interests of OpCo Merger Sub and its members and Parent OpCo and its limited partners (as applicable) and (ii) approved the execution, delivery and performance of this Agreement and the Transactions, including the OpCo Merger;

WHEREAS, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes), the parties hereto intend that (i) the Company Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations, (iii) the OpCo Merger shall be treated as a contribution by Parent of the assets of Parent OpCo to Parent OpCo in exchange for Parent OpCo Units pursuant to Section 721(a) of the Code, and (iv) Parent OpCo shall be treated as a continuation of the Partnership as a “partnership” for U.S. federal income tax purposes pursuant to Section 708 of the Code, with the conversion of Class X Units into Class C Units, and the conversion of Class C Units into Parent OP Units, treated as a non-taxable transaction (the “Intended Income Tax Treatment”); and

WHEREAS, the Company, the Partnership, Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Transactions as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Article I

THE MERGERS

Section 1.1             The Mergers.

(a)            Company Merger. Subject to the terms and conditions of this Agreement, and in accordance with the DLLCA and the MGCL, at the Company Merger Effective Time, the Company and Company Merger Sub shall consummate the Company Merger, pursuant to which (i) the Company shall be merged with and into Company Merger Sub and the separate existence of the Company shall thereupon cease and (ii) Company Merger Sub shall survive the Company Merger (the “Surviving Company”), such that, immediately following the Company Merger, Parent shall be the sole member and manager of the Surviving Company.

(b)            OpCo Merger. Subject to the terms and conditions of this Agreement, and in accordance with the DRULPA and DLLCA, at the OpCo Merger Effective Time, the Partnership and OpCo Merger Sub shall consummate the OpCo Merger, pursuant to which (i) OpCo Merger Sub shall be merged with and into the Partnership and the separate existence of OpCo Merger Sub shall thereupon cease and (ii) the Partnership shall be the surviving entity in the OpCo Merger (the “Surviving OpCo”).

Section 1.2              Governing Documents.

(a)            At the Company Merger Effective Time, the name of the Surviving Company shall be “GNL Motion Merger Sub, LLC”. At the Company Merger Effective Time, the certificate of formation of Company Merger Sub, as in effect immediately prior to the Company Merger Effective Time, other than the name of the Surviving Company, shall be the certificate of formation of the Surviving Company until thereafter amended as provided in the limited liability company agreement of Company Merger Sub or by applicable Law, subject to Section 5.8. The limited liability company agreement of Company Merger Sub, as in effect immediately prior to the Company Merger Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter amended as provided therein or by applicable Law, subject to Section 5.8.

(b)            At the OpCo Merger Effective Time, the certificate of limited partnership of the Partnership, as in effect immediately prior to the OpCo Merger Effective Time (the “Certificate of Limited Partnership”), shall be the certificate of limited partnership of the Surviving OpCo until thereafter amended as provided below. At the OpCo Merger Effective Time, the Partnership Agreement, as in effect immediately prior to the OpCo Merger Effective Time, shall be the limited partnership agreement of the Surviving OpCo until thereafter amended as provided therein or by applicable Law.

Section 1.3             Officers, General Partner and Limited Partners of the Surviving Entities.

(a)            Parent shall be the sole member and manager of the Surviving Company following the Company Merger Effective Time, entitling Parent to such rights, duties and obligations as are more fully set forth in the limited liability company agreement of the Surviving Company.

(b)            The officers of Company Merger Sub immediately prior to the Company Merger Effective Time shall be the officers of the Surviving Company from and after the Company Merger Effective Time, until such time as their resignation or removal or such time as their successors shall be duly elected and qualified.

(c)            Parent OpCo shall be the sole general partner and a limited partner of the Surviving OpCo following the OpCo Merger Effective Time, entitling Parent OpCo to such rights, duties and obligations as are more fully set forth in the Partnership Agreement (as in effect following the OpCo Merger in accordance with Section 1.2(b)).

Section 1.4             Effective Times.

(a)            On the Closing Date, (i) Company Merger Sub and the Company shall duly execute and file articles of merger (the “Company Merger Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the Laws of the State of Maryland, (ii) Company Merger Sub shall duly execute and file a certificate of merger (the “Company Merger Certificate”) with the Secretary of State of the State of Delaware (the “DSOS”) in accordance with the Laws of the State of Delaware and (iii) Company Merger Sub and the Company shall make any other filings, recordings or publications required to be made by the Company or Company Merger Sub under the MGCL and the DLLCA in connection with the Company Merger. The Company Merger shall become effective upon the later of (i) the acceptance for record of the Company Merger Articles of Merger by the SDAT or (ii) the filing of the Company Merger Certificate with the DSOS, or on such other later date and time (not to exceed thirty (30) days after the Company Merger Articles of Merger are accepted for record by the SDAT) as may be mutually agreed to by the Company and Parent and specified in the Company Merger Articles of Merger and the Company Merger Certificate in accordance with the MGCL and the DLLCA (such date and time being hereinafter referred to as the “Company Merger Effective Time”).

(b)            On the Closing Date, contemporaneously with, or immediately following, the Company Merger Effective Time, (i) the Partnership shall duly execute and file a certificate of merger (the “OpCo Merger Certificate”) with the DSOS in accordance with the Laws of the State of Delaware and (ii) the Company, the Surviving Company, Parent, Parent OpCo, OpCo Merger Sub and the Partnership shall make any other filings, recordings or publications required to be made by any of them under the DRULPA in connection with the OpCo Merger. The OpCo Merger shall become effective upon the filing of the OpCo Merger Certificate with the DSOS or on such other date and time as may be mutually agreed to by the Company and Parent and specified in the OpCo Merger Certificate in accordance with the DRULPA and DLLCA (the “OpCo Merger Effective Time”).

(c)            Unless otherwise agreed in writing, the parties shall cause the Company Merger Effective Time and the OpCo Merger Effective Time to occur on the Closing Date, with the OpCo Merger Effective Time occurring contemporaneously with or immediately after the Company Merger Effective Time.

Section 1.5             Closing of the Mergers. The closing of the Mergers (the “Closing”) shall take place (a) (i) on the third Business Day after satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted by applicable Law, waiver by the party entitled to waive such conditions) or (ii) if the day in which the aforementioned satisfaction or waiver occurs is within the last five (5) Business Days of any calendar year quarter, then Parent shall have the right but not the obligation to require that the Closing occur on the first (1st) Business Day of the calendar year quarter immediately following the quarter in which such satisfaction or waiver occurs, in all cases, subject to the ongoing satisfaction and waiver of all of the conditions set forth in Article VI at the Closing, in each case, remotely by exchange of documents and signatures (or their electronic counterparts) or (b) at such other time, date and place as may be mutually agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 1.6             Effects of the Mergers.

(a)            The Company Merger shall have the effects set forth in the DLLCA and the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Company Merger Sub shall transfer to, vest in and devolve on the Surviving Company, and all debts, liabilities, duties and obligations of the Company and Company Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Company.

(b)            The OpCo Merger shall have the effects set forth in the DRULPA and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the OpCo Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Partnership and OpCo Merger Sub shall vest in the Surviving OpCo, and all debts, liabilities, duties and obligations of the Partnership and OpCo Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving OpCo.

Section 1.7              Income Tax Consequences. The parties hereto intend that the Mergers shall qualify for the Intended Income Tax Treatment. None of the parties hereto or their respective affiliates shall take or cause to be taken, or fail to take or cause to be failed to be taken, any action that would reasonably be expected to prevent or impede qualification for such Intended Income Tax Treatment. Each party hereto shall, unless otherwise required by a change in applicable Law after the date hereof or a “determination” within the meaning of Section 1313(a) of the Code, cause all Tax Returns to be filed in a manner consistent therewith. The parties hereto hereby adopt this Agreement as a “plan of reorganization” for purposes of Section 354, Section 361 and Section 368 of the Code and the Treasury Regulations promulgated thereunder.

Article II

MERGER CONSIDERATION; COMPANY COMMON SHARES; COMPANY PREFERRED SHARES; PARTNERSHIP UNITS

Section 2.1             Company Common Share Merger Consideration, Company Preferred Share Merger Consideration and Effect on Company Common Shares and Company Preferred Shares.

(a)            Limited Liability Company Interests of Company Merger Sub. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Parent or Company Merger Sub or the respective holders of any securities thereof, each limited liability company interest in Company Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall remain as one issued and outstanding limited liability company interest in the Surviving Company.

(b)            Company Common Share Merger Consideration; Company Preferred Share Consideration; Conversion of Company Common Shares and Company Preferred Shares.

(i)             Company Common Share Merger Consideration. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Parent, Company Merger Sub, the Partnership or any of the respective holders thereof, each Class C Common Share and each Class S Common Share (together with the Class C Common Shares, the “Company Common Shares” and individually each, a “Company Common Share”) (other than any Excluded Shares) issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically converted into and shall thereafter represent the right to receive from Parent that number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio, without interest (as may be adjusted pursuant to Section 2.7) (the “Per Company Common Share Merger Consideration”), plus the right to receive cash in lieu of fractional shares of Parent Common Stock, if any, in each case, in accordance with the procedures set forth in Article II, payable to the holder thereof, and without interest (the “Fractional Per Company Common Share Merger Consideration”). The aggregate amount of Parent Common Stock issuable to holders of Company Common Shares as the Per Company Common Share Merger Consideration, together with the aggregate amount of cash payable to holders of Company Common Shares as the Fractional Per Company Common Share Merger Consideration, is hereinafter referred to as the “Company Common Share Merger Consideration.”

(ii)            Company Preferred Share Merger Consideration. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of the Company, Parent, Company Merger Sub, OpCo Merger Sub, the Partnership or any of the respective holders thereof, each Company Preferred Share (other than the Excluded Shares) issued and outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into the right to receive an amount in cash equal to the Per Preferred Share Liquidation Price (such amount, the “Per Company Preferred Share Merger Consideration”). The aggregate amount of cash payable to holders of Company Preferred Shares as the Per Preferred Share Merger Consideration is hereinafter referred to as the “Company Preferred Share Merger Consideration.”

(c)            Cancellation of Company Common Shares and Company Preferred Shares Owned by Parent or Company Merger Sub. At the Company Merger Effective Time, each issued and outstanding Company Common Share or Company Preferred Share that is owned by Parent, Company Merger Sub or any Subsidiary of Parent, the Company or Company Merger Sub immediately prior to the Company Merger Effective Time (collectively, the “Excluded Shares”), if any, shall automatically be canceled and shall cease to exist, and no cash, Parent Common Stock, Per Company Common Share Merger Consideration, Per Company Preferred Share Merger Consideration, or other consideration shall be delivered or deliverable in exchange therefor.

(d)            Cancellation of Company Common Shares and Company Preferred Shares. As of the Company Merger Effective Time, all Company Common Shares and Company Preferred Shares issued and outstanding immediately prior to the Company Merger Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Company Common Share or Company Preferred Share (other than Excluded Shares, if any) shall cease to have any rights with respect to such Company Common Share or Company Preferred Share, as the case may be, except the right to receive the Per Company Common Share Merger Consideration, the Fractional Per Company Common Share Merger Consideration or the Per Company Preferred Share Merger Consideration, as the case may be.

Section 2.2             OpCo Common Unit Merger Consideration; Effect on Partnership Units.

(a)            OpCo Common Unit Merger Consideration.

(i)             Each Class X Unit outstanding immediately prior to the OpCo Merger Effective Time, by virtue of the OpCo Merger, and without any further action on the part of Parent, Parent OpCo, Company Merger Sub, OpCo Merger Sub, the Company, the Partnership or any of the respective holders thereof, shall vest in full immediately prior to the OpCo Merger Effective Time, and shall be converted into one Class C Unit (as converted, each, a “Converted Class X Unit”).

(ii)            At the OpCo Merger Effective Time, by virtue of the OpCo Merger and without any action on the part of Parent, Parent OpCo, Company Merger Sub, OpCo Merger Sub, the Company, the Partnership or any of the respective holders thereof, each Class C Unit (including each Converted Class X Unit), other than Excluded Units, issued and outstanding immediately prior to the OpCo Merger Effective Time, shall be cancelled and extinguished and automatically converted into and shall thereafter represent the right to receive from Parent OpCo that number of validly issued, fully paid and nonassessable OP Units (as defined in the Parent OpCo Partnership Agreement) of Parent OpCo (“Parent OP Units”) equal to the Exchange Ratio (as may be adjusted pursuant to Section 2.7) (the “Per OpCo Common Unit Merger Consideration”) plus the right to receive cash in lieu of fractional interests of Parent OP Units, if any, in each case, in accordance with the procedures set forth in Article II, payable to the holder thereof, without interest (the “Fractional Per OpCo Common Unit Merger Consideration”). The aggregate amount of Parent OP Units issuable to holders of Class C Units (including the Converted Class X Units) as the Per OpCo Common Unit Merger Consideration, together with the aggregate amount of cash payable to holders of Class C Units (including the Converted Class X Units) as the Fractional Per OpCo Common Unit Merger Consideration, is herein referred to as the “OpCo Common Unit Merger Consideration”. All such Parent OP Units issued to holders of Class C Units (including the Converted Class X Units) as Per OpCo Common Unit Merger Consideration, shall be issued in a transaction exempt from the registration requirements of the Securities Act.

(b)            Cancellation of Partnership Units Owned by the Company, Parent, Parent OpCo, the Surviving Company and OpCo Merger Sub. At the OpCo Merger Effective Time, by virtue of the OpCo Merger and without any action on the part of the holder of any partnership interest in the Partnership, each Partnership Unit held by the Company, Parent, Parent OpCo, the Surviving Company, OpCo Merger Sub or any of their respective wholly owned Subsidiaries immediately prior to the OpCo Merger Effective Time (collectively, the “Excluded Units”) shall automatically be canceled and shall cease to exist, with no consideration to be delivered or deliverable in exchange therefor.

(c)            Cancellation of OpCo Merger Sub Interests. At the OpCo Merger Effective Time, by virtue of the OpCo Merger and without any action on the part of any holder thereof, each equity interest in OpCo Merger Sub shall automatically be canceled and cease to exist, the holders thereof shall cease to have any rights with respect thereto, and no payment shall be made with respect thereto.

Section 2.3             Surrender and Payment.

(a)            Prior to the Company Merger Effective Time and the OpCo Merger Effective Time, as applicable, Parent shall appoint the Company’s transfer agent or another nationally recognized financial institution (the identity and terms of appointment of which shall be reasonably acceptable to the Company) to act as exchange agent and paying agent in the Company Merger and the OpCo Merger (the “Exchange Agent”) for the purpose of (i) exchanging (for the consideration set forth herein) each Company Common Share and each Company Preferred Share outstanding immediately prior to the Company Merger Effective Time represented by a certificate (each, a “Certificate”) or represented by book-entry (each, a “Book-Entry Share”), in each case, other than the Excluded Shares, and (ii) exchanging each Partnership Unit (other than the Excluded Units) outstanding immediately prior to the OpCo Merger Effective Time represented by book entry (each, a “Book-Entry Unit”). Prior to the Company Merger Effective Time and OpCo Merger Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent in trust for the benefit of the holders of Company Common Shares, Company Preferred Shares and Partnership Units (other than Excluded Shares and Excluded Units, as the case may be) (i) an aggregate number of shares of Parent Common Stock and an aggregate amount of cash in lieu of fractional shares equal to the Company Common Share Merger Consideration to be delivered in respect of the Company Common Shares, (ii) an aggregate amount of cash equal to the Company Preferred Share Merger Consideration and (iii) an aggregate amount of Parent OP Units and an aggregate amount of cash in lieu of fractional shares equal to the OpCo Common Unit Merger Consideration (the foregoing clauses (i), (ii) and (iii), together with the cash deposited to pay any dividends or other distributions pursuant to Section 2.3(i), shall be referred to in this Agreement as the “Exchange Fund”). Parent agrees to deposit, or cause to be deposited, with the Exchange Agent from time to time, as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.3(i). The Exchange Agent shall, pursuant to written instructions by Parent, deliver the Parent Common Stock and cash payable in lieu of fractional shares comprising the Company Common Share Merger Consideration, the cash comprising the Company Preferred Share Merger Consideration and the Parent OP Units and cash in lieu of fractional shares comprising the OpCo Common Unit Merger Consideration, in each case as contemplated to be issued or paid pursuant to Section 2.1 and Section 2.2, together with the cash comprising any dividends or other distributions payable in accordance with Section 2.3(i), out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Company. To the extent that the Exchange Fund has diminished for any reason below the level required for the Exchange Agent to deliver the cash payable in lieu of fractional shares with respect to the Company Common Share Merger Consideration, the cash comprising the Company Preferred Share Merger Consideration, the cash payable in lieu of fractional shares with respect to the OpCo Common Unit Merger Consideration and the cash comprising any dividends or other distributions, in each case as contemplated to be paid pursuant to Section 2.1, Section 2.2 and Section 2.3(i), Parent shall, or shall cause the Surviving Company or the Surviving OpCo to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient for the Exchange Agent to deliver such cash promptly as and when required pursuant to Section 2.1, Section 2.2 and Section 2.3(i).

(b)            As soon as reasonably practicable after the Company Merger Effective Time and the OpCo Merger Effective Time, as applicable, and in any event not later than the second (2nd) Business Day following the Company Merger Effective Time and the OpCo Merger Effective Time, as applicable, Parent shall cause the Exchange Agent to send to each holder of record of (i) an outstanding Company Common Share or an outstanding Company Preferred Share represented by a Certificate or an outstanding Book-Entry Share immediately prior to the Company Merger Effective Time (other than the Excluded Shares) and (ii) an outstanding Book-Entry Unit immediately prior to the OpCo Merger Effective Time (other than the Excluded Units) the following: (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon (in the case of holders of Certificates) proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Exchange Agent) in such form as Parent and the Company may reasonably agree, for use in effecting delivery of Company Common Share Merger Consideration or Company Preferred Share Merger Consideration (as applicable) pursuant to Section 2.1 and OpCo Common Unit Merger Consideration pursuant to Section 2.2, and (y) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or of Book-Entry Shares or Book-Entry Units, as applicable, in exchange for the Company Common Share Merger Consideration, Company Preferred Share Merger Consideration or OpCo Common Unit Merger Consideration, as applicable, in such form as Parent and the Company may reasonably agree.

(c)            Upon the surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Shares or Book-Entry Units, as applicable, for cancellation to the Exchange Agent, together with delivery of a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, including such other documents as may be reasonably required pursuant to such instructions, the holder of such Company Common Shares, Company Preferred Shares or Partnership Units shall be entitled to receive in exchange therefor the Company Common Share Merger Consideration, Company Preferred Share Merger Consideration or OpCo Common Unit Merger Consideration, as applicable, pursuant to the provisions of this Article II, in each case, less any applicable withholding Taxes, together with any dividends or other distributions payable in accordance with Section 2.3(i); provided, that the Certificates, Book-Entry Shares or Book-Entry Units surrendered shall forthwith be canceled. In the event of a transfer of ownership of a Company Common Share, a Company Preferred Share or a Partnership Unit that is not registered in the transfer records of the Company or the Partnership, as applicable, payment of the appropriate amount of Company Common Share Merger Consideration, Company Preferred Share Merger Consideration or OpCo Common Unit Merger Consideration, together with any dividends or other distributions payable in accordance with Section 2.3(i), may be made to a Person other than the Person in whose name the Certificate, Book-Entry Share or Book-Entry Unit so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent and Parent) or such Book-Entry Share or Book-Entry Unit shall be properly transferred. No interest shall be paid or accrue on any Company Common Share Merger Consideration, Company Preferred Share Merger Consideration or OpCo Common Unit Merger Consideration payable upon surrender of any Certificate, Book-Entry Share or Book-Entry Unit. Until so surrendered, each such Certificate, Book-Entry Share or Book-Entry Unit shall, after the Company Merger Effective Time or OpCo Merger Effective Time, as applicable, represent for all purposes only the right to receive such Company Common Share Merger Consideration, Company Preferred Share Merger Consideration or OpCo Common Unit Merger Consideration, as applicable, together with any dividends or other distributions payable in accordance with Section 2.3(i). Notwithstanding anything to the contrary herein, no person shall be issued OpCo Common Unit Merger Consideration, nor shall such person be admitted to Parent OpCo, or considered a limited partner of Parent OpCo, without first executing a joinder to the Parent OpCo Partnership Agreement, as amended by the Parent OpCo Partnership Agreement Amendment, in accordance with its terms. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares or Book-Entry Units shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal, to receive the Merger Consideration that such holder is entitled to receive pursuant to this Agreement; provided, that such holder (other than any such holder of Book-Entry Shares held through the Depository Trust Company) shall still be obligated to deliver a duly executed IRS Form W-9 prior to receipt of any Merger Consideration hereunder.

(d)            If any payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate, Book-Entry Share or Book-Entry Unit is registered, it shall be a condition of such payment that the Person requesting such payment shall pay, or cause to be paid, any Transfer Taxes required by reason of the making of such payment to a Person other than the registered holder of the surrendered Certificate, Book-Entry Unit or Book-Entry Share or shall establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(e)            After the Company Merger Effective Time and OpCo Merger Effective Time, as applicable, there shall be no further registration of transfers of Company Common Shares, Company Preferred Shares or Partnership Units that were issued and outstanding immediately prior to the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable. From and after the Company Merger Effective Time and the OpCo Merger Effective Time, as applicable, the holders of outstanding Company Common Shares or Company Preferred Shares represented by Certificates or Book-Entry Shares prior to the Company Merger Effective Time and the holders of outstanding Partnership Units represented by Book-Entry Units outstanding immediately prior to the OpCo Merger Effective Time shall cease to have any rights with respect to such Company Common Shares, Company Preferred Shares and Partnership Units, except as otherwise provided in this Agreement or by applicable Law. If, after the Company Merger Effective Time and the OpCo Merger Effective Time, as applicable, Certificates, Book-Entry Shares or Book-Entry Units are presented to the Exchange Agent, the Surviving Company, the Surviving OpCo or Parent, they shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article II.

(f)             Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Shares, Company Preferred Shares or Partnership Units after the date which is one (1) year following the Company Merger Effective Time or OpCo Merger Effective Time (as applicable) shall be returned to Parent or the Parent OpCo (as applicable), or transferred as otherwise directed by Parent, upon demand. Any holder of Company Common Shares, Company Preferred Shares or Partnership Units who has not exchanged his, her or its Company Common Shares, Company Preferred Shares or Partnership Units in accordance with this Section 2.3 prior to that time shall thereafter look only to Parent for delivery of the Company Common Share Merger Consideration or Company Preferred Share Merger Consideration, or Parent OpCo for the OpCo Common Unit Merger Consideration in respect of such holder’s Company Common Shares, Company Preferred Shares or Partnership Units. Parent shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Certificates, Book-Entry Shares or Book-Entry Units for the Company Common Share Merger Consideration, Company Preferred Share Merger Consideration and OpCo Common Unit Merger Consideration. Notwithstanding the foregoing, none of Parent, Parent OpCo, the Company, the Surviving Company or the Surviving OpCo shall be liable to any Person (including any holder of Company Common Shares, Company Preferred Shares or Partnership Units) for any Company Common Share Merger Consideration, Company Preferred Share Merger Consideration or OpCo Common Unit Merger Consideration or any amounts or consideration that is required to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Company Common Share Merger Consideration, Company Preferred Share Merger Consideration or OpCo Common Unit Merger Consideration remaining unclaimed by holders of Company Common Shares, Company Preferred Shares or Partnership Units three (3) years after the Company Merger Effective Time or OpCo Merger Effective Time, as applicable, (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental body, agency, authority or entity) shall, to the extent permitted by applicable law, become the property of Parent or the Surviving OpCo (as applicable) free and clear of any claims or interest of any Person previously entitled thereto.

(g)            All Company Common Share Merger Consideration, Company Preferred Share Merger Consideration or OpCo Common Unit Merger Consideration issued or paid upon conversion of the Company Common Shares, Company Preferred Shares or Partnership Units, as applicable, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Shares, Company Preferred Shares and Partnership Units, as the case may be.

(h)            Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock or Parent OP Units will be issued upon the conversion of Company Common Shares or Partnership Units, as applicable, pursuant to this Article II. In lieu of any such fractional shares, each holder of Company Common Shares or Partnership Units who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Parent Common Stock or Parent OP Unit, as applicable, to which such holder would, but for this Section 2.3(h), be entitled under Article II and (b) the Parent Stock Price. No holder of Company Common Shares or Partnership Units shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock or Parent OP Units described in this Section 2.3(h) to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock or Parent OP Unit (as applicable). The payment of cash in lieu of fractional shares of Parent Common Stock or Parent OP Units (as applicable) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange. Notwithstanding anything to the contrary herein, the consideration to be issued under this Article II shall be aggregated on a per holder basis (and not, for the avoidance of doubt, on a per account basis to the extent a holder may have multiple accounts) when calculating the amount of cash to be paid under this Article II in respect of fractional shares; provided that, for the avoidance of doubt, a holder of Company Common Shares or Partnership Units shall not receive an amount of cash with respect to this Section 2.3(h), in the aggregate, in excess of the Parent Stock Price.

(i)             No dividends or other distributions, if any, with a record date after the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, with respect to Parent Common Stock or Parent OP Units shall be paid to the holder of any unsurrendered Company Common Shares or Partnership Units to be converted into shares of Parent Common Stock or Parent OP Units pursuant to Section 2.1(b)(i) or Section 2.2(a), respectively, until such holder shall surrender such Company Common Share or Partnership Unit in accordance with this Section 2.3.  After the surrender in accordance with this Section 2.3 of a Company Common Share or Partnership Unit to be converted into Parent Common Stock or Parent OP Unit pursuant to Section 2.1(b)(i) or Section 2.2(a), respectively, the holder thereof shall be entitled to receive (in addition to Company Common Share Merger Consideration or OpCo Common Unit Merger Consideration payable to such holder pursuant to this Article II), without interest, (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, theretofore paid with respect to such Parent Common Stock or Parent OP Units to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, but prior to such surrender with a payment date subsequent to such surrender payable with respect to such Parent Common Stock or Parent OP Units, as applicable.

Section 2.4             Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the reasonable satisfaction of Parent and the Exchange Agent and the taking of such other actions as may be reasonably requested by the Exchange Agent, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund pursuant to, and subject to Section 2.3(f), the Surviving Company) will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Company Common Share Merger Consideration, Per Company Preferred Share Merger Consideration or the Per OpCo Common Unit Merger Consideration, as applicable, payable in respect thereof, together with any dividends or other distributions payable in accordance with Section 2.3(i), in each case, in accordance with this Agreement.

Section 2.5             Withholding Rights. Each of the Company, the Partnership, Parent, Company Merger Sub, Parent OpCo and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Company, the Partnership, Parent, Company Merger Sub, Parent OpCo and the Exchange Agent, as applicable, and paid over to the appropriate Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.6             Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers.

Section 2.7             Adjustment of Per Company Common Share Merger Consideration, Fractional Per Company Common Share Merger Consideration, Per OpCo Common Unit Merger Consideration or Fractional Per OpCo Common Unit Merger Consideration. In the event that, subsequent to the date of this Agreement but prior to the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, the Company Common Shares, the Partnership Units, the Parent Common Stock, or the Parent OP Units issued and outstanding shall, through a reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the capitalization of the Company, the Partnership, Parent, or Parent OpCo, as applicable, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate equitable adjustment shall be made to the Exchange Ratio or the Merger Consideration, as applicable, to provide the holders of Company Common Shares and Partnership Units the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing set forth in this Section 2.7 shall be construed to supersede or in any way limit the prohibitions set forth in Section 5.1 and Section 5.2 hereof.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as disclosed in the Company SEC Documents furnished or filed prior to the date hereof (other than disclosures in the “Risk Factors” sections of any such filings and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company and the Partnership hereby jointly and severally represent and warrant to Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub as follows:

Section 3.1             Organization and Qualification; Subsidiaries.

(a)            The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. The Partnership is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. Each other Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept), as applicable, under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            The Company has made available to Parent true and complete copies of (i) the charter of the Company (the “Company Charter”), (ii) the Second Amended and Restated Bylaws of the Company (the “Company Bylaws”), (iii) the Partnership Agreement and (iv) the Certificate of Limited Partnership, in each case, as in effect as of the date hereof. Each of the Company Charter, the Company Bylaws, the Partnership Agreement and the Certificate of Limited Partnership was duly adopted and is in full force and effect, and neither the Company nor the Partnership is in violation of any of the provisions of such documents.

(c)            Section 3.1(c) of the Company Disclosure Letter sets forth a complete list of each Company Subsidiary, together with its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company or a Company Subsidiary, as applicable, in such Company Subsidiary.

(d)            Section 3.1(d) of the Company Disclosure Letter sets forth a complete list of Persons, other than the Company Subsidiaries, in which the Company or any Company Subsidiary has an equity interest as of the date of this Agreement recorded on the Company’s most recent balance sheet in an amount in excess of $200,000, together with the Company’s or applicable Company Subsidiary’s ownership interests and stated percentage interests in each such entity.

Section 3.2              Capitalization.

(a)            The authorized capital stock of the Company consists of 450,000,000 shares of stock, consisting of (i) 400,000,000 Company Common Shares, par value $0.001 per share, of which 300,000,000 shares are classified as Class C Common Shares (the “Class C Common Shares”) and 100,000,000 shares are classified as Class S Common Shares (the “Class S Common Shares”), and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share, of which 1,677,588 shares are classified and designated as Company Preferred Shares. As of the close of business on May 1, 2026 (the “Capitalization Date”), (i) 10,323,670 Class C Common Shares were issued and outstanding, (ii) no Class S Common Shares were issued and outstanding and (iii) 1,677,588 shares of Company Preferred Shares were issued and outstanding.

(b)            All of the Company Common Shares and Company Preferred Shares are duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights. As of the Capitalization Date, the Company had no Company Common Shares or Company Preferred Shares reserved for issuance, except as set forth in Section 3.2(b) of the Company Disclosure Letter.

(c)            As of the date hereof, except as provided in Section 3.2(a) or Section 3.2(f), and except as set forth in Section 3.2(c) of the Company Disclosure Letter, there are no (i) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more shares of capital stock of, or other equity or voting interests in, the Company or any Company Subsidiary, (ii) options, warrants or other rights or securities issued or granted by the Company or any Company Subsidiary relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iii) Contracts that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire, sell, redeem, exchange or convert any shares of capital stock, or other equity interests in, the Company or any Company Subsidiary, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value of the Company Common Shares. Since the Capitalization Date through the date hereof, the Company and the Partnership have not issued any Company Common Shares, Company Preferred Shares, Partnership Units or other equity security. The Company does not have a shareholder rights plan in place. Except as set forth in Section 3.2(c) of the Company Disclosure Letter, the Company has not exempted any Person from the “Aggregate Share Ownership Limit” or “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Company Charter, which exemption or “Excepted Holder Limit” remains in effect. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote on any matters on which holders of capital stock or other equity interests of the Company may vote. None of the Company Subsidiaries owns any Company Common Shares.

(d)            Except as provided in Section 3.2(f) and except as set forth in Section 3.2(d) of the Company Disclosure Letter, the Company or another Company Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Company Subsidiaries, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the organizational documents of the Company or any Company Subsidiary, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to the Company Charter, (ii) pursuant to the Partnership Agreement, (iii) for equity securities and other instruments (including loans) in wholly owned Company Subsidiaries and (iv) as set forth in Section 3.2(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (in each case other than another wholly-owned Company Subsidiary).

(e)            Except as set forth in Section 3.2(e) of the Company Disclosure Letter and for transfer restrictions in the organizational documents of the Company or any Company Subsidiary, neither the Company nor any of the Company Subsidiaries is a party to any Contract (i) with respect to the voting of, (ii) that restricts the transfer of or (iii) that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of the Company or any of the Company Subsidiaries.

(f)             The Company is the sole general partner of the Partnership. As of the Capitalization Date, the Company held 10,323,670 Class C Units, 1,677,588 Preferred Partnership Units and no Class X Units. In addition to the Partnership Units held by the Company, as of the Capitalization Date, 1,593,328.33 Class C Units and 895,042.50 Class X Units were issued and outstanding and held by Persons other than the Company. Each such Class C Unit is redeemable and each such Class X Unit is convertible into a Class C Unit and thereafter redeemable, in each case, in accordance with the Partnership Agreement in exchange for one Class C Common Share or cash, at the Company’s election. No Partnership Units are held by any Subsidiary of the Company. Section 3.2(f) of the Company Disclosure Letter sets forth a list as of the Capitalization Date of (i) all other holders of the Partnership Units, (ii) the number and type of such Partnership Units held and (iii) the total number of all other holders of Partnership Units. Other than the foregoing, as of the Capitalization Date, no other Partnership Units (as defined in the Partnership Agreement) or other equity interests in the Partnership are issued and outstanding. Since the Capitalization Date through the date hereof, the Partnership has not issued any Partnership Units or other equity security. Except as set forth in Section 3.2(f) of the Company Disclosure Letter, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership or any securities convertible into or exchangeable for any partnership interests of the Partnership. Except as provided above or as set forth in Section 3.2(f) of the Company Disclosure Letter, and Preferred Partnership Units, there are no outstanding contractual obligations of the Partnership to issue, repurchase, redeem or otherwise acquire any partnership interests in the Partnership or any other securities convertible into or exchangeable for any partnership interest in the Partnership. Except as set forth in Section 3.2(f) of the Company Disclosure Letter, the Partnership Units that are owned by the Company are free and clear of any Liens other than any transfer and other restrictions under applicable federal and state securities Laws or the Partnership Agreement.

(g)            Section 3.2(g) of the Company Disclosure Letter sets forth the following information with respect to each Class X Award: (i) the name of the holder; (ii) the total number of holders of Class X Awards, (iii) confirmation as to whether, as of the Capitalization Date, the holder of a Class X Award is a holder of any Partnership Unit (other than any unvested Class X Units underlying such holder’s Class X Award), (iv) the number of issued and outstanding Class X Units; (v) the grant date; (vi) the vesting schedule; and (vii) any applicable distribution threshold.

Section 3.3              Authority.

(a)            The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Requisite Vote and the filing of the Company Merger Articles of Merger with, and acceptance for record of the Company Merger Articles of Merger by, the SDAT and the filing of the Company Merger Certificate with the DSOS, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been declared advisable and duly authorized by all necessary corporate action on the part of the Company Board and, other than the Company Requisite Vote, the filing of the Company Merger Articles of Merger with, and acceptance for record of the Company Merger Articles of Merger by, the SDAT and the filing of the Company Merger Certificate with the DSOS, no additional corporate proceedings on the part of the Company or any Company Subsidiary are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation of the Transactions by the Company. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by each of Parent, Company Merger Sub and Parent OpCo) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) collectively, the “Bankruptcy and Equity Exception”).

(b)            The Partnership has the requisite partnership power and authority to execute and deliver this Agreement and, other than the filing of the OpCo Merger Certificate with the DSOS, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Partnership and the consummation by the Partnership of the Transactions have been duly authorized by all necessary partnership action on the part of the Partnership and the Company in its capacity as the sole general partner of the Partnership and, other than the filing of the OpCo Merger Certificate with the DSOS, no additional partnership proceedings on the part of the Partnership are necessary to authorize the execution, delivery and performance by the Partnership of this Agreement or the consummation of the Transactions by the Partnership. This Agreement has been duly executed and delivered by the Partnership and (assuming the due authorization, execution and delivery of this Agreement by each of Parent, Company Merger Sub and Parent OpCo) constitutes the valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)            The Company Board has unanimously (i) determined that this Agreement, the Company Merger and the other Transactions, on the terms and subject to the conditions set forth herein and in accordance with the DLLCA and the MGCL, are advisable to and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance of this Agreement, the Company Merger and the other Transactions, and declared the same to be advisable, (iii) directed that the Company Merger be submitted for consideration by the Company Common Stockholders at a duly convened meeting of the holders of the Company Common Shares and (iv) subject to Section 5.6, recommended that the Company Common Stockholders vote in favor of the approval of the Company Merger, in each case, by resolutions duly adopted, which resolutions, except as permitted under Section 5.6, have not been rescinded, withdrawn or modified in a manner adverse to Parent.

Section 3.4             No Conflict; Required Filings and Consents.

(a)            None of the execution, delivery or performance of this Agreement by the Company or the Partnership or the consummation by the Company or the Partnership of the Transactions will: (i) subject to obtaining the Company Requisite Vote and the applicable filings to be made with the SDAT and the DSOS, conflict with or violate any provision of the Company Charter, the Company Bylaws, the Certificate of Limited Partnership or the Partnership Agreement, as applicable; (ii) (A) conflict with or violate any provision of the organizational documents of any Company Subsidiary (other than the Partnership) and (B) assuming that all consents, approvals and authorizations described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or any of their respective properties or assets; or (iii) require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale under or resulting in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets (including rights) of the Company or any Company Subsidiary, pursuant to any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Permit, except, with respect to clauses (ii) and (iii), (x) as set forth in Section 3.4(a) of the Company Disclosure Letter or (y) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            None of the execution, delivery or performance of this Agreement by the Company or the Partnership or the consummation by the Company or the Partnership of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity by the Company or any Company Subsidiary or with respect to any of their respective properties or assets, other than (i) the filing of the Company Merger Articles of Merger with, and acceptance for record of the Company Merger Articles of Merger by, the SDAT, (ii) the filing of the Company Merger Certificate with the DSOS, (iii) the filing of the OpCo Merger Certificate with the DSOS, (iv) compliance with the applicable requirements of the Exchange Act and the Securities Act and any other applicable federal or state securities or “blue sky” Laws, (v) filings as may be required under the rules and regulations of the New York Stock Exchange (the “NYSE”), (vi) such consents, approvals, authorizations, permits, filings, registrations or notifications as may be required as a result of the identity of Parent or any of its affiliates, (vii) such filings as may be required in connection with the payment of any transfer and gain taxes and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.5             Company SEC Documents; Financial Statements.

(a)            Since January 1, 2023, the Company has filed with or otherwise furnished to the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company with the SEC, as they may have been supplemented, superseded, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof, collectively, the “Company SEC Documents”). As of their respective filing (or furnishing) dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. None of the Company Subsidiaries is currently subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company or the Partnership, on the other hand, since January 1, 2023 and received prior to the date hereof. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents filed or furnished by the Company or the Partnership with the SEC and, as of the date hereof, to the Company’s knowledge, none of the Company SEC Documents are the subject of ongoing SEC review. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the NYSE.

(b)            The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (i) were prepared in accordance with generally accepted accounting principles as applied in the United States (“GAAP”) (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by SEC rules and regulations) and (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments, none of which are material). As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Company and the Company Subsidiaries in excess of $100,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Section 3.5(b) of the Company Disclosure Letter.

(c)            The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of Company’s financial statements for the Company and the Company Subsidiaries in accordance with GAAP. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting, which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to the Company’s auditors and audit committee is set forth in Section 3.5(c) of the Company Disclosure Letter.

Section 3.6             Information Supplied.

(a)            Assuming the accuracy of the representations and warranties set forth in Section 4.6, the Joint Proxy Statement/Prospectus (and any amendment thereof or supplement thereto) (i) at the date first mailed to the Company’s stockholders and at the time of the Company Common Stockholders’ Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) when filed by the Company with the SEC will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws, except that no representation or warranty is made by the Company with respect to (x) statements made or incorporated by reference therein relating to Parent and its Affiliates, including the Company Merger Sub and OpCo Merger Sub, based on information supplied by Parent or the Company Merger Sub or OpCo Merger Sub for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or (y) any financial projections or forward-looking statements.

(b)           None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or any amendment or supplement thereto shall, at the time the Registration Statement or any such amendment or supplement thereto becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Company Merger Sub or OpCo Merger Sub for inclusion or incorporation therein.

Section 3.7             Absence of Certain Changes. Except as otherwise contemplated by this Agreement or set forth in Section 3.7 to the Company Disclosure Letter, since December 31, 2025, through the date hereof, (a) the Company, the Partnership and the Company Subsidiaries, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business, (b) there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (c) except for regular cash dividends or cash distributions on the Company Common Shares, Company Preferred Shares, Preferred Partnership Units and Partnership Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Shares, Partnership Units, Company Preferred Shares or Preferred Partnership Units.

Section 3.8             Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type required by GAAP as in effect on the date hereof to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheet of the Company as of December 31, 2025, or in the notes thereto, (b) incurred in the ordinary course of business in all material respects since December 31, 2025, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions, or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.9             Permits; Compliance with Laws.

(a)            The Company and each Company Subsidiary is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals and orders of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted as of the date hereof (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)            Each of the Company and each of the Company Subsidiaries is in compliance with all Laws applicable to the Company, the Company Subsidiaries and their respective businesses and properties or assets, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of the Company Subsidiaries or their operations is pending or, to the Company’s knowledge, threatened in writing, and, to the Company’s knowledge, no Governmental Entity has indicated an intention to conduct the same.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries, nor, to the Company’s knowledge, any director, officer or employee of the Company or any of the Company Subsidiaries acting on the Company’s or any of the Company Subsidiaries’ behalf, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation by such Persons of the Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 3.10           Litigation. As of the date hereof, except as set forth in Section 3.10 of the Company Disclosure Letter, there is no material suit, demand, arbitration, claim, action, cause of action, investigation, inquiry, audit or other legal proceeding pending or, threatened in writing by or before any Governmental Entity, which is against or affecting the Company or any Company Subsidiary (or any of their properties or assets) at law or in equity. As of the date hereof, neither the Company nor any Company Subsidiary (or any of their properties or assets) is subject to any material outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator at law or in equity unrelated to this Agreement. As of the date hereof, there is no suit, claim, action or proceeding to which the Company or any Company Subsidiary is a party pending or threatened in writing and seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other Transactions.

Section 3.11           Employee Benefits.

(a)            Section 3.11(a) of the Company Disclosure Letter sets forth, with respect to the Company, a complete, correct and current list of all “employee benefit plans,” as defined in Section 3(3) of the Employment Retirement Income Security Act of 1974 (“ERISA”), and all other material employee benefit plans or other benefit arrangements including bonus plans, fringe benefits, executive compensation, consulting or other compensation agreements, change in control agreements, incentive, equity or equity-based compensation, deferred compensation arrangements, share purchase, severance pay, sick leave, vacation pay, salary continuation, hospitalization, medical benefits, life insurance, other welfare benefits, cafeteria, scholarship programs, directors’ benefit, bonus or other incentive compensation (each a “Plan” and, collectively, the “Plans”), which the Company or any Company Subsidiary or ERISA Affiliate sponsors, maintains, contributes to or has any obligation to contribute to or with respect to which the Company or any Company Subsidiary or ERISA Affiliate has any direct or indirect liability, but excluding, for the avoidance of doubt, any PEO Plans (each a “Company Employee Benefit Plan” and collectively, the “Company Employee Benefit Plans”). In addition, Section 3.11(a) of the Company Disclosure Letter sets forth each Plan that is sponsored, maintained or contributed to by any professional employer organization for the benefit of employees of the Company or any Company Subsidiary (each a “PEO Plan” and collectively, the “PEO Plans”).

(b)            None of the Company Employee Benefit Plans or, to the Company’s knowledge, any PEO Plan, is or has been subject to Title IV of ERISA, or is or has been subject to Sections 4063 or 4064 of ERISA, nor is the Company, any Company Subsidiary or any ERISA Affiliate obligated to contribute (and such entities have not, in the past six (6) years, had an obligation to contribute) to a multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). Neither the Company nor any ERISA Affiliate has incurred any present or contingent liability under Title IV of ERISA, nor does any condition exist that would reasonably be expected to result in any such liability.

(c)            None of the Company, its Subsidiaries or any of their respective ERISA Affiliates contributes to or has in the past six (6) years maintained, sponsored, contributed to, or had any obligation to maintain, sponsor or contribute to, or had any liability or obligation in respect of, any “defined benefit plan” (as defined in Section 3(35) of ERISA), a “multiple employer plan” (within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code), a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), whether or not subject to ERISA, or any plan subject to Section 412 of the Code or Section 302 of ERISA.

(d)            To the extent such documents are available to the Company, correct, complete and current copies of the following documents, with respect to each of the Company Employee Benefit Plans or PEO Plans (other than a Multiemployer Plan, of which there is none) have been made available to Parent by the Company: (i) any plan and related trust documents, and amendments thereto; (ii) the three most recent Form 5500s and schedules thereto, if applicable; (iii) the most recent Internal Revenue Service (“IRS”) determination letter, if any; (iv) the current summary plan description and any material modifications thereto, if applicable; (v) the three most recent financial statements and actuarial valuations, if applicable; and (vi) all material correspondence regarding the Company Employee Benefit Plan or PEO Plans with any Governmental Entity.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its ERISA Affiliates have performed all obligations required to be performed by them under all Company Employee Benefit Plans or, to the Company’s knowledge, under all PEO Plans; (ii) the Company Employee Benefit Plans or, to the Company’s knowledge, the PEO Plans, have been administered in compliance with their terms and the requirements of applicable Laws; (iii) all contributions and premium payments (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Employee Benefit Plans, or, to the Company’s knowledge, any PEO Plan, including to any funds or trusts established thereunder or in connection therewith, have been made by the due date thereof, or to the extent not yet due, will have been paid, or accrued in accordance with GAAP, prior to the Company Merger Effective Time; (iv) there are no actions, suits, arbitrations, investigations, audits or claims (other than routine claims for benefits) filed, or to the Company’s knowledge, threatened in writing with respect to any Company Employee Benefit Plan or PEO Plan; (v) the Company and its ERISA Affiliates have no liability as a result of any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) for any excise Tax or civil penalty; and (vi) none of the Company Employee Benefit Plans or, to the Company’s knowledge, none of the PEO Plans, provide for continuing post-employment health, life insurance coverage or other welfare benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), or similar state Law, or except with respect to a contractual obligation to reimburse any premiums such Person may pay in order to obtain health coverage under COBRA.

(f)             Each of the Company Employee Benefit Plans, or, to the Company’s knowledge, any PEO Plan, that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable opinion letter, advisory or determination letter from the IRS and, to the Company’s knowledge, there is no fact which would adversely affect the qualified status of any such Company Employee Benefit Plan or PEO Plan.

(g)            Except as set forth in Section 3.11(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Mergers (either alone or in combination with any other event) will (i) result in any payment becoming due, or increase the amount of compensation due, to any current or former Service Provider; (ii) increase any benefits otherwise payable under any Company Employee Benefit Plan, or, to the Company’s knowledge, any PEO Plan; (iii) result in the acceleration of the time of payment (including the funding of a trust) or vesting of any compensation or benefits from the Company or any Company Subsidiary to any current or former Service Provider; (iv) result in any other liability or obligation pursuant to any of the Company Employee Benefit Plans or, to the Company’s knowledge, any PEO Plan; or (v) impose any limitation or restriction on the right of the Company’s or any Company Subsidiary’s ability to merge, amend or terminate any of the Company Employee Benefit Plans. Without limiting the generality of the foregoing, except as set forth in Section 3.11(g) of the Company Disclosure Letter, no amount payable to any current or former Service Provider (whether in cash or property or as a result of accelerated vesting) as a result of the execution of this Agreement or the consummation of the Transactions (either alone or in combination with any other event) would be nondeductible under Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligations to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Taxes incurred by such Service Provider, including Taxes incurred under Section 409A or 4999 of the Code, or any interest or penalty related thereto assuming for such purpose the Mergers are consummated on the date hereof.

Section 3.12           Labor Matters.

(a)            Neither the Company nor any Company Subsidiary is party to any collective bargaining agreement or similar labor agreement (excluding personal services contracts).

(b)            No employees of the Company or any of the Company Subsidiaries are represented by any labor organization. Since January 1, 2023, no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a written demand to the Company or any Company Subsidiary for recognition or certification. There are no representation or certification proceedings presently filed, or petitions seeking a representation proceeding presently filed, or to the Company’s knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Company’s knowledge, there are no organizing activities involving the Company or any Company Subsidiary pending with any labor organization or group of employees of the Company or any Company Subsidiary. The Company and the Company Subsidiaries are not currently subject to, and since January 1, 2023, have not been subject to any actual or threatened material work stoppage, strike or other concerted labor disturbance.

(c)            There are no material unfair labor practice charges, grievances or complaints presently filed or, to the Company’s knowledge, threatened in writing by or on behalf of any employee or group of employees of the Company or any Company Subsidiary.

(d)            Each of the Company and its Company Subsidiaries is, and has been since January 1, 2023, in compliance in all material respects with all federal, state, local and foreign Laws regarding labor, employment and employment practices. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Company Subsidiaries has met all requirements under Laws relating to the employment of foreign citizens and residents, including all requirements of Form I-9, and neither the Company nor any of its Company Subsidiaries currently employs, or has ever employed, any person who was not permitted to work in the jurisdiction in which such person was employed.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, there are no pending or, to the Company’s knowledge, threatened complaints, charges, suits or claims against the Company or any Company Subsidiary filed or threatened in writing to be brought or filed, by or on behalf of any applicant for employment, any Service Provider, any current or former leased employee, intern, volunteer or “temp” of the Company or any of its Company Subsidiaries, or any person alleging to be a current or former employee, or any group or class of the foregoing, or any Governmental Entity, alleging: (i) violation of any labor or employment Laws; (ii) breach of any collective bargaining agreement; (iii) breach of any express or implied contract of employment; (iv) wrongful termination of employment; or (v) any other discriminatory, wrongful or tortious conduct in connection with any employment relationship, including before the Equal Employment Opportunity Commission.

(f)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, all individuals who perform or have performed services for the Company or any of its Company Subsidiaries have been properly classified under applicable Law (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law).

(g)           (i) The Company and each Company Subsidiary is in compliance in all material respects with all Laws relating to the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” Law (“WARN”); and (ii) since January 1, 2023, the Company has not incurred any material liability or obligation under the WARN Act that remains unsatisfied. There has been no “mass layoff” or “plant closing” as defined by WARN with respect to the Company or any Company Subsidiary within the last six (6) months.

(h)           Section 3.12(h)(i) of the Company Disclosure Letter sets forth a complete and correct list of all current employees of the Company and each of its Company Subsidiary, indicating each employee’s name or identification number, title or position, full time, part time or temporary status, hire date, service date used for crediting length of service for purposes of Company Employee Benefit Plans, work location, classification as exempt or non-exempt, hourly rate of pay or base annual salary, commission, incentive or discretionary bonus amounts for the current year’s target opportunities, an indication of whether such employee is a “covered employee” for purposes of Code Section 162(m) and status if on leave and when eligible to return to work under the Company’s policies, specifying the type of leave (such as, family and medical leave, medical leave, military leave or short-term disability or pregnancy leave, approved or unapproved) and the anticipated return date from such leave. Section 3.12(h)(ii) of the Company Disclosure Letter sets forth a complete and correct list of all individual consultants and independent contractors who provide services to the Company or any of its Subsidiaries, including each individual’s name and job title, work location, current compensation and start date.

Section 3.13           Tax Matters.

(a)            Each of the Company and each Company Subsidiary has timely filed (taking into account any valid extension of time within which to file) all income and all other material Tax Returns required to be filed by it and all such filed Tax Returns are true, correct, complete and accurate in all material respects. Each of the Company and each Company Subsidiary has duly and timely paid (or caused to be duly and timely paid on its behalf) all income and other material Taxes (whether or not shown on a Tax Return), other than Taxes being contested in good faith through appropriate proceedings and for which adequate reserves or accruals for such Taxes have been provided for in the books and records of the Company in accordance with GAAP. Except as set forth in Section 3.13(a) of the Company Disclosure Letter, no written power of attorney has been granted by the Company or any Company Subsidiary (other than to a Company or Company Subsidiary) with respect to any matter relating to Taxes is currently in force.

(b)           The Company, (i) for all taxable years commencing with its taxable year ended December 31, 2016 through and including its taxable year ending December 31 immediately prior to the taxable year that includes the Company Merger Effective time, has elected and has been subject to U.S. federal taxation as a “real estate investment trust” within the meaning of Section 856 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and will continue to operate until the Closing, in such a manner as to permit it to continue to qualify as a REIT for the taxable year that includes the Company Merger Effective Time, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Entity to its status as a REIT, and no such challenge is pending or, to the Company’s knowledge, threatened.

(c)           Section 3.13(c) of the Company Disclosure Letter sets forth each Company Subsidiary and its classification for U.S. federal income tax purposes as of the date hereof. Each entity that is listed in Section 3.13(c) of the Company Disclosure Letter as a partnership, joint venture, or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such an entity, been treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation. Each entity that is listed in Section 3.13(c) of the Company Disclosure Letter as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such an entity, been treated for U.S. federal income tax purposes as a REIT, a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code (a “TRS”) as set forth on such schedule.

(d)           Neither the Company nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to the rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).

(e)           Commencing with its taxable year ended December 31, 2016, neither the Company nor any Company Subsidiary has (i) (A) incurred any liability for material Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code (and the applicable Treasury Regulations thereunder) or (B) incurred any other material liability for Taxes that have become due and that have not been previously paid other than (1) in the ordinary course of business, or (2) transfer or similar Taxes arising in connection with acquisitions or dispositions of property, (ii) engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code or (iii) engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” in each case, as defined in Section 857(b)(7) of the Code. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Company or any Company Subsidiary.

(f)             Except as set forth in Section 3.13(f) of the Company Disclosure Letter, there are no Company Tax Protection Agreements currently in force as of the date of this Agreement.

(g)            Each of the Company and the Company Subsidiaries: (i) to the knowledge of the Company, is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or material Tax matter by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) is not subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn; (vii) has not, in the past five (5) years, received a written claim by a Governmental Entity in a jurisdiction where the Company or such Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to material taxation by that jurisdiction; (viii) has not received or is not subject to any written ruling of a Governmental Entity or has not entered into any written agreement with a Governmental Entity with respect to any Taxes; and (ix) is not the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law).

(h)            The Company and the Company Subsidiaries (i) have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474 and 3402 of the Code or similar provisions under any state and foreign Laws), (ii) have duly and timely withheld from employee salaries, wages and other compensation and have paid over to the appropriate Governmental Entity all material amounts required to be withheld and paid over on or prior to the due date thereof under all applicable Laws, (iii) have in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required thereof, and (iv) have collected and remitted to the appropriate Governmental Entity all material sales and use Taxes, or have been furnished properly completed exemption certificates and have in all material respects maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(i)             Except as set forth in Section 3.13(i) of the Company Disclosure Letter, neither the Company nor any other Person on behalf of the Company or any Company Subsidiary has requested any extension of time within which to file any material income Tax Return, which income Tax Return has since not been filed.

(j)             Neither the Company nor any Company Subsidiary is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement between the Company and any Company Subsidiary and (ii) customary provisions in commercial contracts not primarily relating to Taxes.

(k)            Neither the Company nor any Company Subsidiary is or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(l)             There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except for Permitted Liens.

(m)           Neither the Company nor any Company Subsidiary (other than a TRS) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(n)            In the past two (2) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(o)            Neither the Company nor any Company Subsidiary: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or a Company Subsidiary) or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), or as a transferee or successor.

(p)            The Company is not aware of any fact or circumstance that could reasonably be expected to prevent or impede qualification for the Intended Income Tax Treatment.

Section 3.14           Real Property.

(a)            Subject to the immediately succeeding sentence, Section 3.14(a) of the Company Disclosure Letter sets forth a true and complete list of the common street addresses of all real property owned by the Company or any Company Subsidiary in fee simple title as of the date hereof, and the Company Subsidiary owning such real property (such real property interests are, as the context may require, individually or collectively referred to as the “Owned Real Property”). The Company or a Company Subsidiary has good and valid fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b)           Subject to the immediately succeeding sentence, Section 3.14(b)(i) of the Company Disclosure Letter sets forth a true and complete list of the common street addresses of all real property in which a Company Subsidiary holds as lessee or sublessee a ground lease or ground sublease interest in any real property (as the context may require, individually or collectively, the “Ground Leased Real Property”), and each ground lease (or ground sublease) pursuant to which the Company or any Company Subsidiary is a lessee (or sublessee) as of the date hereof, including all amendments, supplements and side letters thereto that modify each such ground lease (individually, a “Ground Lease” and collectively, “Ground Leases”), the identity of the lesser or sublessor, the Company or applicable Company Subsidiary holding such leasehold interest, and any guarantor thereunder. The Company or a Company Subsidiary holds a valid leasehold or subleasehold interest in the applicable Ground Leased Real Property free and clear of all Liens except for Permitted Liens. Each Ground Lease is legal, valid, binding, enforceable, and in full force and effect with respect to the Company or a Company Subsidiary and, to the knowledge of the Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). As of the date hereof, no Company Subsidiary has given to or received from any lessor or sublessor of such Ground Leased Real Property any written notice of, nor, to the knowledge of the Company, as of the date hereof, does there exist, any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by a Company Subsidiary or, to the knowledge of the Company, the party that is the lessor, or sublessor of such Ground Leased Real Property. True and complete copies of the Ground Leases have been made available to Parent.

(c)           Subject to the immediately succeeding sentence, Section 3.14(c) of the Company Disclosure Letter sets forth a true and complete list of the common street addresses of all real property in which a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest (excluding the Ground Leases) (as the context may require, individually or collectively, the “Company Leased Real Property”), each lease or sublease of such real property pursuant to which a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest, including all amendments, supplements and side letters thereto that modify such lease (“Company Leases”), the identity of the lessor or sublessor, the Company or applicable Company Subsidiary holding such leasehold or sublease interest, and any guarantor thereunder. The applicable Company Subsidiary holds a valid leasehold or subleasehold interest in the applicable Company Leased Real Property free and clear of all Liens except for Permitted Liens. Each Company Lease is legal, valid, binding, enforceable, and in full force and effect. As of the date hereof, no Company Subsidiary has given to or received from any lessor or sublessor of such Company Leased Real Property any written notice of, nor, to the knowledge of the Company, as of the date hereof, does there exist, any default event or circumstance that, with notice or lapse of time, or both, would constitute a default by a Company Subsidiary or, to the knowledge of the Company, the party that is the lessor or sublessor of such Company Leased Real Property. True and complete copies of the Company Leases have been made available to Parent.

(d)           Except for such discrepancies, errors or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the rent rolls for the Company Real Properties dated as of April 26, 2026 (the “Rent Rolls”), which rent rolls have previously been made available by or on behalf of the Company or any Company Subsidiary to Parent (including an indication of whether any Company Real Property is subject to net leases), are true and correct in all respects and (i) correctly reference each lease or sublease or master space agreement that are in effect and to which the Company or its Subsidiaries are party as lessor or sublessor with respect to each of the applicable Company Real Properties (such leases and subleases, and master space agreements, together with all amendments, modifications, addenda, renewals and extensions thereto, the “Company Space Leases”) and (ii) identify the rent payable under the Company Space Leases as of such date. The Company has made available to Parent correct and complete copies of all Company Space Leases as of the date hereof. Except as set forth in Section 3.14(d)(ii) of the Company Disclosure Letter or except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiaries, on the one hand, nor, to the knowledge of the Company, any other party, on the other hand, is in default under any Company Space Lease, except for defaults that are disclosed in the Rent Rolls, and (ii) the Company or a Company Subsidiary has received all security deposits required by the applicable Company Space Lease other than immaterial deficiencies, and such security deposits have been held and applied in all material respects in accordance with the Law and the applicable Company Space Leases. As of the date hereof, neither the Company nor any Company Subsidiary has received written notice from any tenant under any Company Space Lease, which Company Space Lease alone or together with other Company Space Leases with an Affiliate of the applicable tenant, in the aggregate, provides for an annual base rent in an amount in excess of $750,000 (each, a “Material Company Space Lease”) that such tenant is challenging the calculation of any material amounts to be paid by any such tenant under any Material Company Space Lease which has not been resolved. As of the date hereof, to the Company’s knowledge, no tenant under a Material Company Space Lease is currently asserting in writing a right to cancel or terminate such Material Company Space Lease prior to the end of the current term. As of the date hereof, neither the Company nor any Company Subsidiary has received a notice (in writing) of any insolvency or bankruptcy proceeding involving any tenant under a Company Space Lease except as set forth in Section 3.14(d)(iii) of the Company Disclosure Letter.

(e)            Except for those contracts or agreements set forth in Section 3.14(e) of the Company Disclosure Letter and the Company Material Contracts, neither the Company nor any Company Subsidiary has entered into any contract or agreement (collectively, the “Participation Agreements”) with any Person other than the Company or a wholly owned Company Subsidiary (the “Participation Party”) that provides for a right of such Participation Party to participate, invest, join, partner, have any interest in (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any Company Subsidiary has or will have an interest, including those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”). Section 3.14(e) of the Company Disclosure Letter sets forth all of the Company Real Properties that are held by the Company and a Company Subsidiary in respect of which any Participation Party currently has a Participation Interest, and setting forth the Joint Venture Agreements or Participation Agreements, as the case may be, pertaining thereto.

(f)             Except as set forth in Company Space Leases or in Section 3.14(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is a party to any material agreement pursuant to which a Person other than the Company or any wholly owned Company Subsidiary manages or manages the development of any of the Company Real Properties (a “Third Party”).

(g)            Except as set forth in Section 3.14(g) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any material agreement pursuant to which the Company or any of the Company Subsidiaries manages, is a development manager of or is the leasing agent of any real properties for any Third Party.

(h)            As of the date hereof, except as set forth on Section 3.14(h) of the Company Disclosure Letter, (i) neither the Company nor any Company Subsidiary has exercised any Transfer Right with respect to any real property, which transaction has not yet been consummated and (ii) no Third Party has exercised any Transfer Right with respect to any Company Real Property, which transaction has not yet been consummated.

(i)             Except for Permitted Liens, as set forth in Company Leases and Company Title Insurance Policies or any other title documents provided to Parent prior to the date hereof or as set forth on Section 3.14(i) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no unexpired Transfer Rights nor any other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Real Property or any material portion thereof that is owned by any Company Subsidiary, which, in each case, is in favor of a Third Party.

(j)             Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as set forth on Section 3.14(j) of the Company Disclosure Letter, to the knowledge of the Company, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice to the effect that any condemnation, eminent domain or rezoning proceedings are pending or threatened with respect to any of the Company Real Properties. To the Company’s knowledge or as set forth on Section 3.14(j) of the Company Disclosure Letter, none of the Company or any of the Company Subsidiaries has received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, or building or similar law, code, ordinance, order or regulation, for any Company Real Property, in each case which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(k)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property held or used by them at the Company Real Property as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), free and clear of all Liens other than Permitted Liens.

(l)             Section 3.14(l) of the Company Disclosure Letter lists each fee interest in real property or leasehold interest in any ground lease (or sublease) owned, leased, assigned or otherwise disposed of by the Company or any Company Subsidiary (if a Company Subsidiary at the time of such conveyance, transfer, assignment or disposition) since January 1, 2025. Other than as set forth in Section 3.14(l) of the Company Disclosure Letter, to the knowledge of the Company, as of the date hereof, none of the Company or any of the Company Subsidiaries has received any written notice of any outstanding claims under any Prior Sale Agreements that would reasonably be expected to result in liability to the Company or any Company Subsidiary other than any such liabilities that are not, in the aggregate, in excess of $250,000.

(m)           Except as set forth in Section 3.14(m) of the Company Disclosure Letter or except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2025, neither the Company nor any of the Company Subsidiaries has received written notice that any certificate, permit or license from any governmental authority having jurisdiction over any of the Company Real Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Real Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Real Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same).

(n)            Except as would not, individually or in the aggregate, materially impair the value of the applicable Company Real Property or the continued use and operation of the applicable Company Real Property, the Company and each Company Subsidiary, as applicable, are in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Real Property, subject to the matters and printed exceptions set forth in such title insurance policies or valid marked-up title commitments (each, a “Company Title Insurance Policy”). Since January 1, 2025, except as set forth in Section 3.14(n) of the Company Disclosure Letter, no written claim has been made against any Company Title Insurance Policy that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(o)            Except as set forth in Section 3.14(o) of the Company Disclosure Letter or except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, the Company Real Properties are either (A) without any material (i) operational defects that would prevent operation in the manner currently being operated or (ii) structural defects other than as may be disclosed in any physical condition reports that have been made available to Parent or (B) scheduled for maintenance or repair in the ordinary course of business.

(p)            Except as set forth in Section 3.14(p) of the Company Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, each of the Company Real Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

Section 3.15           Environmental Matters.

(a)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary are, and for the past three (3) years have been, in compliance with all applicable Environmental Laws, which compliance includes possessing and complying with any Environmental Permits required pursuant to any applicable Environmental Law, and all such Environmental Permits are in full force and effect.

(b)            As of the date hereof, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has for the past three (3) years (or earlier if unresolved) received any written claim, notice, demand or complaint from any Person relating to or alleging noncompliance with or liability under Environmental Laws.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is subject to any pending or, to the knowledge of the Company, threatened administrative or judicial proceeding, action, investigation, claim, litigation, decree, order, writ, or judgement, in each case relating to or alleging noncompliance with or liability under any Environmental Law.

(d)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person arising under any Environmental Law.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has treated, stored, arranged for or permitted disposal of, transported, handled, released, exposed any Person to, or owned or operated any real property contaminated by, any Hazardous Substance, in each case in a manner that has resulted or would be reasonably likely to result in any liabilities under Environmental Laws for the Company or any Company Subsidiary.

Section 3.16           Intellectual Property.

(a)            Section 3.16(a) of the Company Disclosure Letter sets forth a correct and complete list of all Registered Intellectual Property. The Registered Intellectual Property has not been cancelled, abandoned or dedicated to the public domain.

(b)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries own, free and clear of any Liens (other than Permitted Liens) or have a valid and enforceable license to use, or otherwise possess valid and enforceable rights to use, all Intellectual Property used by the Company or any Company Subsidiary in, and that are material to, the business of the Company and the Company Subsidiaries as currently conducted (the “Company Intellectual Property”) and (ii) neither the Company nor any of the Company Subsidiaries has received since January 1, 2023 any written charge, complaint, claim, demand or notice pertaining to or challenging the validity, enforceability, or registrability of, any right, title or interest of any of the Registered Intellectual Property or any other Company Intellectual Property owned or purported to be owned by the Company.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any other Person, (ii) there are no pending or, to the knowledge of the Company, threatened claims and neither the Company nor any of the Company Subsidiaries has received since January 1, 2023 any written charge, complaint, claim, demand or notice alleging any such infringement or other violation of the Intellectual Property rights of any other Person by the Company or any of the Company Subsidiaries and (iii) to the knowledge of the Company, no Person is currently infringing or misappropriating Intellectual Property owned by the Company or any of the Company Subsidiaries.

(d)            The Company and the Company Subsidiaries have taken commercially reasonable measures to protect, safeguard and maintain each item of Company Intellectual Property, including taking commercially reasonable security measures to protect the confidentiality of any trade secrets and other material confidential information included in the Company Intellectual Property or otherwise used or held for use in the conduct of the business of the Company and the Company Subsidiaries.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have taken commercially reasonable actions designed to maintain and protect the integrity, security, operation and redundancy of the hardware, software, systems, networks, websites, and other electronic and information technology assets and equipment owned or controlled by the Company and the Company Subsidiaries and used in their businesses (the “Company IT Assets”) (and all data stored therein or processed thereby), (ii) to the knowledge of the Company, the Company IT Assets are free of material errors, defects, viruses, malware and other corruptants, (iii) to the knowledge of the Company, there have been no material breaches of security, outages, corruptions or unauthorized uses of or unauthorized access to the Company IT Assets and (iv) the Company and the Company Subsidiaries have complied with all applicable Laws and binding industry standards with respect to the privacy or processing of personal data and Company IT Asset security.

Section 3.17           Contracts.

(a)            All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed on or after January 1, 2023 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to Parent.

(b)            Other than the Contracts described in Section 3.17(a), Section 3.17(b) of the Company Disclosure Letter sets forth a complete list, in each case as of the date hereof, of each Contract (or the accurate description of the principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject (other than any of the foregoing solely between the Company and any of the wholly owned Company Subsidiaries or solely between any wholly owned Company Subsidiaries) that:

(i)             is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract (including Joint Venture Agreements) with a third party (or sets forth material terms of any such arrangement);

(ii)            is a Company Space Lease, Ground Lease or Company Lease;

(iii)           contains covenants of the Company or any of the Company Subsidiaries purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries or any of their controlled affiliates may engage or the geographic area in which any of them may so engage, other than exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by the Company or a Company Subsidiary in the ordinary course of business, contained in (A) agreements with employees or independent contractors, (B) the Company Leases, Ground Leases or Company Space Leases, or disclosed in the Company Title Insurance Policies or (C) other recorded documents by which real property was conveyed by the Company or any of the Company Subsidiaries to any user;

(iv)           evidences Indebtedness for borrowed money of the Company or any of the Company Subsidiaries with a principal amount, individually or in the aggregate, greater than $200,000, whether unsecured or secured (such Indebtedness, the “Existing Indebtedness” and such Contracts, the “Existing Loan Documents”);

(v)            relate to an acquisition, divestiture, merger or similar transaction that (A) was entered into since January 1, 2025 or (B) that has any continuing indemnification, guarantee, “earn-out” or other contingent payment obligations of the Company or any of the Company Subsidiaries;

(vi)           provides for the pending purchase, sale, assignment, ground leasing or disposition of or Transfer Right to purchase, sell, dispose of, assign or ground lease, in each case, by merger, purchase or sale of assets or stock or otherwise, directly or indirectly, any real property with a fair market value in excess of $200,000 (including any Company Real Property or any portion thereof);

(vii)          except for any capital contribution requirements as set forth in the organizational documents of any Person set forth in Section 3.17(b)(vii) of the Company Disclosure Letter or in any Joint Venture Agreements, (x) requires the Company or any Company Subsidiary to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any non-wholly owned Company Subsidiary or other Person in excess of $200,000 or (y) evidences a loan (whether secured or unsecured) made to any other Person (excluding ordinary course extensions of trade credit or rent relief), with a principal amount, individually or in the aggregate, greater than $200,000;

(viii)         relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Company Subsidiary);

(ix)           is with any current executive officer or director of the Company or any of the Company Subsidiaries, any stockholder of the Company beneficially owning 5% or more of outstanding Company Common Shares or, to the Company’s knowledge, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) or any affiliate of any of the foregoing;

(x)            (A) is a material Contract or license to which the Company or any of the Company Subsidiaries is a party with respect to any Intellectual Property or Company IT Assets, including any in-bound licenses, out-bound licenses and cross-licenses and, to the extent not included in the foregoing clause (A), (B) any material Contract pursuant to which (i) the Company or any of the Company Subsidiaries licenses, acquires or is otherwise permitted to use the Intellectual Property of any third party or (ii) pursuant to which a third party licenses or is otherwise permitted to use any Company Intellectual Property, but in each of (A) and (B), excluding (1) non-disclosure agreements entered into in the ordinary course of business that do not include licenses to Intellectual Property, (2) non-exclusive inbound licenses for off-the-shelf software, including but not limited to any right to access or use the functionality of software on a hosted or “software-as-a-service” basis that is pursuant to a “shrink-wrap,” “click-through,” “browsewrap” “terms of use” or similar agreement, (3) invention assignment agreements entered into in the ordinary course of business on the Company or any of the Company Subsidiaries’ standard form, (4) any non-exclusive license entered into in the ordinary course of business that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, and (5) any customer Contract entered into by the Company or a Company Subsidiary in the ordinary course of business;

(xi)           constitutes an interest rate cap, interest rate collar, interest rate, currency or commodity derivative or other contract or agreement relating to a hedging;

(xii)          relates to a forward equity sale transaction; or

(xiii)         except to the extent such Contract is described in clauses (i)-(xii) above, involves fixed or minimum payment obligations of the Company or the Company Subsidiaries in excess of $200,000 in the aggregate over the remaining term of such Contract.

Each Contract of a type described in clauses (a) and (b) of this Section 3.17 is referred to herein as a “Company Material Contract.” To the knowledge of the Company, the Company has made available to Parent true and complete copies of all Company Material Contracts as of the date hereof, including amendments and supplements thereto that modify each such Contract in any material respect.

(c)            (i) Neither the Company nor any Company Subsidiary is in (or has received any written claim of) breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) to the knowledge of the Company, no other party to any Company Material Contract (other than any Company Space Leases, which are addressed in Section 3.14(d)) is in breach of or default under the terms of any Company Material Contract where such breach or default would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iii) as of the date of this Agreement, each Company Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto and is in full force and effect, subject to the Bankruptcy and Equity Exception, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.18           Opinion of Financial Advisor. The Company Board has received the opinion of Truist Securities, Inc., to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Per Company Common Share Merger Consideration to be received by the holders of Company Common Shares in the Company Merger pursuant to this Agreement was fair, from a financial point of view, to such holders.

Section 3.19           Takeover Statutes. Assuming the accuracy of the representation in the last sentence of Section 4.20, the Company has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other takeover Laws and regulations, in the MGCL (including the Maryland Business Combination Act and Maryland Control Share Acquisition Act) or the DRULPA (collectively, “Takeover Statutes”). Neither the Company nor any Company Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of Parent as defined in Section 3-601 of the MGCL.

Section 3.20           Vote Required. The affirmative vote of the holders of Company Common Shares entitled to cast a majority of all of the votes entitled to be cast on the Company Merger is the only vote required of the holders of any shares of the capital stock or other equity securities of the Company to approve the Company Merger and the other Transactions (the “Company Requisite Vote”). Other than the written consent of the Company, as the general partner of the Partnership and the holder of a majority of the Common Units (as defined in the Partnership Agreement), approving this Agreement, the Company Merger and the OpCo Merger (which written consent has been obtained), no vote or consent of the holders of any Partnership Units is necessary to approve the OpCo Merger, the Company Merger or the other Transactions and no dissenters or appraisal rights will be available to any holder of Partnership Units.

Section 3.21           Insurance. The Company has made available to Parent correct and complete copies of the insurance policies held by, or for the benefit of the Company or any of the Company Subsidiaries as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (b) all premiums due and payable thereon have been paid, and (c) neither the Company nor any Company Subsidiary is in breach of or default under any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2025, the Company has not received written notice of termination or cancellation or denial of coverage with respect to any insurance policy, or written notice of failure to renew any such insurance policy or refusal of coverage thereunder, or any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

Section 3.22           Investment Company Act. Neither the Company nor any of the Company Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940.

Section 3.23           Brokers. Neither the Company nor any Company Subsidiary has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor (other than Truist Securities, Inc.) to any broker’s or finder’s fee or other fee or commission in connection with the Mergers. The Company has furnished to Parent a true and complete copy of Truist Securities, Inc.’s engagement letter and any amendments thereto, which letter discloses all broker’s or finder’s fees or other fees or commissions in connection with the Mergers payable to Truist Securities, Inc. by the Company and the Company Subsidiaries other than those fees or commissions set forth in Section 3.23 of the Company Disclosure Letter.

Section 3.24           Related Party Transactions. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, from January 1, 2023 through the date of this Agreement, there have been no agreements, arrangements or understandings between the Company or any Company Subsidiary on the one hand, and any Affiliate thereof, on the other hand (other than those exclusively among the Company and its Subsidiaries, ordinary course of business employee agreements and similar employee arrangements otherwise set forth in the Company Disclosure Letter), that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 3.25           Acknowledgement of No Other Representations or Warranties. Except for the representations and warranties in this Article III, neither the Company, the Partnership nor any Person on behalf of the Company or the Partnership makes any express or implied representation or warranty with respect to the Company, the Partnership or any other Company Subsidiaries or their respective affiliates, businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company, the Partnership and the other Company Subsidiaries or with respect to any other information provided or made available to Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub or their respective Representatives in connection with the Mergers or the other Transactions (including any information, documents, projections, forecasts, estimates, predictions or other material made available to Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub or their respective Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Mergers or the other Transactions), and each of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties in this Article III, neither the Company, the Partnership nor any other Person makes or has made any express or implied representation or warranty to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, the Partnership, any of the other Company Subsidiaries or their respective businesses or (b) any oral or written information presented to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company and the Partnership, the negotiation of this Agreement or the course of the Mergers or the other Transactions. The Company and the Partnership hereby acknowledge that, except for the representations and warranties expressly set forth in Article IV, neither Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub nor any of their affiliates, nor any other Person on behalf of any of them, has made or is making any other express or implied representation or warranty with respect to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their respective affiliates or their respective business or operations, including with respect to any information provided or made available to the Company, the Partnership or any of their respective affiliates or Representatives. Except with respect to the representations and warranties expressly set forth in Article IV or any breach of any covenant or other agreement of Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub contained herein, the Company and the Partnership hereby acknowledge that neither the Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub nor any of their affiliates, nor any other Person on their behalf, will have or be subject to any liability or indemnification obligation to the Company, the Partnership or any of their affiliates on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon the delivery, dissemination or any other distribution to the Company, the Partnership or any of their respective affiliates or Representatives, or the use by the Company, the Partnership or any of their respective affiliates or Representatives, of any information, documents, projections, forecasts, estimates, predictions or other material made available to the Company, the Partnership or any of their respective affiliates or their respective Representatives in expectation of the Mergers or the other Transactions.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT, PARENT OPCO, COMPANY MERGER SUB AND OPCO MERGER SUB

Except (a) as disclosed in the Parent SEC Documents furnished or filed prior to the date hereof (other than disclosures in the “Risk Factors” sections of any such filings and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), or (b) as disclosed in the separate disclosure letter which has been delivered by Parent to the Company in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub hereby jointly and severally represent and warrant to the Company and the Partnership as follows:

Section 4.1             Organization.

(a)            Parent is a corporation duly formed, validly existing and in good standing under the Laws of the State of Maryland. Parent is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has all requisite power and authority to own, operate, lease and encumber its properties and assets and to carry on its business as now conducted. The charter of Parent is in full force and effect, and no dissolution, revocation or forfeiture proceedings regarding Parent have been commenced.

(b)            Parent OpCo is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent OpCo is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Parent OpCo has all requisite power and authority to own, operate, lease and encumber its properties and assets and to carry on its business as now conducted. The certificate of limited partnership and partnership agreement of Parent OpCo are in full force and effect, and no dissolution, revocation or forfeiture proceedings regarding Parent OpCo have been commenced.

(c)            Company Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Company Merger Sub is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Company Merger Sub has all requisite power and authority to own, operate, lease and encumber its properties and assets and to carry on its business as now conducted. The certificate of formation of Company Merger Sub is in full force and effect, and no dissolution, revocation or forfeiture proceedings regarding Company Merger Sub have been commenced.

(d)            OpCo Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. OpCo Merger Sub is duly qualified or licensed to do business as a foreign entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. OpCo Merger Sub has all requisite power and authority to own, operate, lease and encumber its properties and assets and to carry on its business as now conducted. The certificate of formation of OpCo Merger Sub is in full force and effect, and no dissolution, revocation or forfeiture proceedings regarding OpCo Merger Sub have been commenced.

(e)            Each Parent Subsidiary (other than Parent OpCo, Company Merger Sub and OpCo Merger Sub) is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept), as applicable, under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each such Parent Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each such Parent Subsidiary is duly qualified to do business and is in good standing in each jurisdiction (with respect to jurisdictions that recognize such concept) where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(f)             Parent has made available to the Company true and complete copies of the organizational documents of Parent and Parent OpCo, in each case as in effect as of the date hereof. Each of such organizational documents was duly adopted and is in full force and effect, and neither Parent nor Parent OpCo is in violation of any of the provisions of such documents.

(g)            Section 4.1(g) of the Parent Disclosure Letter sets forth a complete list of each Parent Subsidiary, together with its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Parent or a Parent Subsidiary, as applicable, in such Parent Subsidiary.

Section 4.2             Parent Capitalization.

(a)            As of the Capitalization Date, the authorized capital stock of Parent consists of: 400,000,000 shares of Parent Common Stock and 40,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”), of which (i) 6,799,467 are classified and designated as 7.25% Series A Cumulative Redeemable Preferred Stock (“Parent Series A Preferred Stock”), (ii) 4,695,887 are classified and designated as 6.875% Series B Cumulative Redeemable Perpetual Preferred Stock (“Parent Series B Preferred Stock”), (iii) 7,933,711 are classified and designated as 7.50% Series D Cumulative Redeemable Perpetual Preferred Stock (“Parent Series D Preferred Stock”) and (iv) 4,595,175 are classified and designated as 7.375% Series E Cumulative Redeemable Perpetual Preferred Stock (“Parent Series E Preferred Stock”). As of the close of business on the Capitalization Date, (i) 211,931,451 shares of Parent Common Stock were issued and outstanding, 6,799,467 shares of Parent Series A Preferred Stock were issued and outstanding, 4,695,887 shares of Parent Series B Preferred Stock were issued and outstanding, 7,933,711 shares of Parent Series D Preferred Stock were issued and outstanding and 4,595,175 shares of Parent Series E Preferred Stock were issued and outstanding.

(b)           All of the shares of Parent Common Stock and Parent Preferred Stock are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All shares of Parent Common Stock to be issued in connection with the Mergers will be duly authorized, validly issued, fully paid and nonassessable. As of the Capitalization Date, Parent had no shares of Parent Common Stock or Parent Preferred Stock reserved for issuance, except as set forth in Section 4.2(a) of the Parent Disclosure Letter.

(c)           As of the date hereof, except as provided in Section 4.2(a) or Section 4.2(f), and except as set forth in Section 4.2(c) of the Parent Disclosure Letter, there are no (i) outstanding securities of Parent or any Parent Subsidiary convertible into or exchangeable for one or more shares of capital stock of, or other equity or voting interests in, Parent or any Parent Subsidiary, (ii) options, warrants or other rights or securities issued or granted by Parent or any Parent Subsidiary relating to or based on the value of the equity securities of Parent or any Parent Subsidiary, (iii) Contracts that are binding on Parent or any Parent Subsidiary that obligate Parent or any Parent Subsidiary to issue, acquire, sell, redeem, exchange or convert any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by Parent or any Parent Subsidiary that are linked to the value of the Parent Common Stock. Since the Capitalization Date through the date hereof, Parent and Parent OpCo have not issued any Parent Common Stock, Parent Preferred Stock, Parent OpCo Units or other equity security. Parent does not have a shareholder rights plan in place. Except as set forth in Section 4.2(c) of the Parent Disclosure Letter, Parent has not exempted any Person from the “Aggregate Share Ownership Limit” or “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Parent charter, which exemption or “Excepted Holder Limit” remains in effect. There are no outstanding bonds, debentures, notes or other Indebtedness of Parent or any of the Parent Subsidiaries having the right to vote on any matters on which holders of capital stock or other equity interests of Parent may vote. None of the Parent Subsidiaries owns any Parent Common Stock.

(d)           Except as provided in Section 4.2(f) and except as set forth in Section 4.2(c) of the Parent Disclosure Letter, Parent or another Parent Subsidiary owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity securities of each of the Parent Subsidiaries, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the organizational documents of the Parent or any Parent Subsidiary, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to Parent’s charter, (ii) pursuant to the Parent OpCo Partnership Agreement, (iii) for equity securities and other instruments (including loans) in wholly owned Company Subsidiaries and (iv) as set forth in Section 4.2(d) of the Parent Disclosure Letter, neither the Parent nor any Parent Subsidiary has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (in each case other than another wholly-owned Parent Subsidiary).

(e)           Except as set forth in Section 4.2(e) of the Parent Disclosure Letter and for transfer restrictions in the organizational documents of the Parent or any Parent Subsidiary, neither Parent nor any of the Parent Subsidiaries is a party to any Contract (i) with respect to the voting of, (ii) that restricts the transfer of or (iii) that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of Parent or any of the Parent Subsidiaries.

(f)             Parent is the sole general partner of the Parent OpCo. As of the Capitalization Date, Parent, directly and indirectly, held 211,931,451 Parent OP Units, 6,799,467 Series A Preferred Parent OpCo Units, 4,695,887 Series B Preferred Parent OpCo Units, 7,933,711 Series D Preferred Parent OpCo Units and 4,595,175 Series E Preferred Parent OpCo Units (collectively and individually, the “Parent Preferred OpCo Units,” and together with the Parent OP Units, the “Parent OpCo Units”). In addition to the Parent OpCo Units held by the Parent, as of the Capitalization Date, no Parent OpCo Units were issued and outstanding and held by Persons other than Parent and Osmosis Sub I, LLC. Each such Parent OpCo Unit is redeemable in accordance with the Parent OpCo Partnership Agreement. No Parent OpCo Units are held by any Parent Subsidiary. Section 4.2(f) of the Parent Disclosure Letter sets forth a list as of the Capitalization Date of all other holders of the Parent OpCo Units and the number and type of such Parent OpCo Units held. Other than the foregoing, as of the Capitalization Date, no other Parent OpCo Units (as defined in the Parent OpCo Partnership Agreement) or other equity interests in the Parent OpCo are issued and outstanding. Since the Capitalization Date through the date hereof, Parent OpCo has not issued any Parent OpCo Units or other equity security. Except as set forth in Section 4.2(f) of the Parent Disclosure Letter, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Parent OpCo to issue, transfer or sell any partnership interests of Parent OpCo or any securities convertible into or exchangeable for any partnership interests of Parent OpCo. Except as provided above or as set forth in Section 4.2(f) of the Parent Disclosure Letter, and Parent Preferred OpCo Units, there are no outstanding contractual obligations of Parent OpCo to issue, repurchase, redeem or otherwise acquire any partnership interests in Parent OpCo or any other securities convertible into or exchangeable for any partnership interest in Parent OpCo. Except as set forth in Section 4.2(f) of the Parent Disclosure Letter, the Parent OpCo Units that are owned by Parent are free and clear of any Liens other than any transfer and other restrictions under applicable federal and state securities Laws or the Parent OpCo Partnership Agreement.

Section 4.3             Authority. Each of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub has the requisite power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub and the consummation by them of the Transactions have been declared advisable and duly authorized by all necessary corporate, limited liability company or limited partnership action on the part of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub, as applicable, and, other than the filing of the Company Merger Articles of Merger with, and acceptance for record of the Company Merger Articles of Merger by, the SDAT and the filing of the Company Merger Certificate with the DSOS, no additional corporate, limited liability company or limited partnership proceedings on the part of Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement by each of them or the consummation of the Transactions. This Agreement has been duly executed and delivered by each of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company and the Partnership) constitutes the valid and binding obligation of each of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Parent Board has unanimously (by all the directors present) (i) approved and determined that this Agreement, the Mergers and the other Transactions, including the issuance of Parent Common Stock in the Company Merger and Parent OP Units in the OpCo Merger, are advisable and in the best interests of Parent and its stockholders, and (ii) approved the execution, delivery and performance of this Agreement and the consummation by Parent, Parent OpCo and the Company Merger Sub of the Merger and the other Transactions, including the issuance of Parent Common Stock in the Company Merger and Parent OP Units in the OpCo Merger and the payment of the Company Preferred Share Merger Consideration.

Section 4.4             No Conflict; Required Filings and Consents.

(a)            None of the execution, delivery or performance of this Agreement by Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub or the consummation by Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub of the Transactions will: (i) conflict with or violate any provision of the charter, certificate of formation, certificate of limited partnership, partnership agreement or any equivalent organizational or governing documents of each of Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any other Parent Subsidiary; (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any other Parent Subsidiary or any of their respective properties or assets; or (iii) require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale under, or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any other Parent Subsidiary pursuant to, any Contract to which Parent or any Parent Subsidiary is a party (or by which any of their respective properties or assets (including rights) are bound) or any Parent Permit, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            None of the execution, delivery or performance of this Agreement by Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub or the consummation by Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub, any other Parent Subsidiary or any of their respective properties or assets, other than (i) the filing of the Company Merger Articles of Merger with, and acceptance for record of the Company Merger Articles of Merger by, the SDAT, (ii) the filing of the Company Merger Certificate with the DSOS, (iii) the filing of the OpCo Merger Certificate with the DSOS, (iv) compliance with, and such filings as may be required under, Environmental Laws, (v) compliance with the applicable requirements of the Exchange Act, (vi) such filings as may be required in connection with the payment of any transfer and gain taxes and (vii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5             Parent SEC Documents; Financial Statements.

(a)            Since January 1, 2023, Parent has filed with or otherwise furnished to the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (such documents and any other documents filed by Parent with the SEC, as they may have been supplemented, superseded, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof, collectively, the “Parent SEC Documents”). As of their respective filing (or furnishing) dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Parent SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC. None of the Parent Subsidiaries is currently subject to the periodic reporting requirements of the Exchange Act. Parent has made available to the Company all comment letters and all material correspondence between the SEC, on the one hand, and Parent or the Parent OpCo, on the other hand, since January 1, 2023 and received prior to the date hereof. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents filed or furnished by Parent or the Parent OpCo with the SEC and, as of the date hereof, to Parent’s knowledge, none of the Parent SEC Documents are the subject of ongoing SEC review. Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the NYSE.

(b)            The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including, in each case, any notes and schedules thereto) and the consolidated Parent Subsidiaries included in or incorporated by reference into the Parent SEC Documents (collectively, the “Parent Financial Statements”) (i) were prepared in accordance with GAAP (as in effect in the United States on the date of such Parent Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by SEC rules and regulations) and (ii) present fairly, in all material respects, the financial position of Parent and the consolidated Parent Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments, none of which are material).

(c)            Parent has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of Parent’s financial statements for Parent and the Parent Subsidiaries in accordance with GAAP. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting, which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth in Section 4.5 of the Parent Disclosure Letter.

Section 4.6             Information Supplied.

(a)            Assuming the accuracy of the representations and warranties set forth in Section 3.6, the registration statement on Form S-4 of Parent (and any amendment thereof or supplement thereto) (the “Registration Statement”) to be filed by the Company with the SEC (i)  at the time it becomes effective under the Securities Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) when filed by Parent with the SEC will comply as to form in all material respects with the provisions of the Exchange Act and any other applicable federal securities Laws, except that no representation or warranty is made by Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub with respect to (x) statements made or incorporated by reference therein relating to the Company and its Affiliates, based on information supplied by the Company for inclusion or incorporation by reference in the Registration Statement or (y) any financial projections or forward-looking statements.

(b)            None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto shall, at the date the Joint Proxy Statement/Prospectus or any such amendment or supplement thereto is first mailed to the Company’s stockholders and at the time of the Company Common Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion or incorporation therein.

Section 4.7             Absence of Certain Changes. Except as otherwise contemplated by this Agreement or set forth in Section 4.7 of the Parent Disclosure Letter, since the date of Parent’s most recent balance sheet included in the Parent SEC Documents through the date hereof, (a) Parent and the Parent Subsidiaries, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business, (b) there has not occurred any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect and (c) except for regular cash dividends or cash distributions on the Parent Common Stock, Parent Preferred Stock and Parent OpCo Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Parent Common Stock, Parent Preferred Stock or Parent OpCo Units.

Section 4.8             Undisclosed Liabilities. Neither Parent nor any Parent Subsidiary has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of a type required by GAAP as in effect on the date hereof to be set forth on a consolidated balance sheet of Parent and its Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reflected, reserved against or provided for in the consolidated balance sheet of Parent as of the date of Parent’s most recent balance sheet included in the Parent SEC Documents, or in the notes thereto, (b) incurred in the ordinary course of business in all material respects since such date, (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the Transactions or (d) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.9             Permits; Compliance with Laws.

(a)            Parent and each Parent Subsidiary is in possession of all Permits necessary for Parent and each Parent Subsidiary to own, lease and operate its properties and assets and to carry on and operate its business as currently conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No suspension or cancellation of any Parent Permit is pending or, to the knowledge of Parent, threatened in writing and no such suspension or cancellation will result from the Transactions, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            Parent and each Parent Subsidiary is in compliance with all Laws applicable to Parent and the Parent Subsidiaries and their respective businesses and properties or assets, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the knowledge of Parent, no investigation, review or proceeding by any Governmental Entity with respect to Parent or any Parent Subsidiary or their operations is pending or threatened in writing, and, to the knowledge of Parent, no Governmental Entity has indicated an intention to conduct the same.

Section 4.10           Litigation. As of the date hereof, except as set forth in Section 4.10 of the Parent Disclosure Letter, there is no material suit, demand, arbitration, claim, action, cause of action, investigation, inquiry, audit or other legal proceeding pending or threatened in writing by or before any Governmental Entity, which is against or affecting Parent or any Parent Subsidiary (or any of their properties or assets) at law or in equity. As of the date hereof neither Parent nor any Parent Subsidiary (or any of their properties or assets) is subject to any material outstanding order, writ, injunction, judgment or decree of any Governmental Entity or arbitrator at law or in equity unrelated to this Agreement. As of the date of this Agreement, there is no suit, claim, action or proceeding to which Parent or any Parent Subsidiary is a party pending or threatened in writing and seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other Transactions.

Section 4.11           Brokers. Neither Parent nor any Parent Subsidiary has entered into any agreement or arrangement entitling any broker, finder, investment banker or financial advisor (other than BMO Capital Markets Corp.) to any broker’s or finder’s fee or other fee or commission in connection with the Mergers.

Section 4.12           Company Merger Sub and OpCo Merger Sub.

(a)            All of the issued and outstanding limited liability company interests in Company Merger Sub are, and immediately prior to the Company Merger Effective Time will be, owned by Parent or one or more of its affiliates. Company Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(b)            All of the issued and outstanding limited liability company interests in OpCo Merger Sub are, and immediately prior to the OpCo Merger Effective Time will be, owned by Parent OpCo or one or more of its affiliates. OpCo Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any other business than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has no, and prior to the OpCo Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(c)            Prior to the Closing, none of Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub or any of their respective Subsidiaries owns any Excluded Shares or beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Company Common Shares or Partnership Units or any securities that are convertible into or exchangeable or exercisable for Company Common Shares or Partnership Units, or holds any rights to acquire or vote any Company Common Shares or Partnership Units, other than pursuant to this Agreement.

Section 4.13           Sufficient Funds. Assuming the conditions to the obligation of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub to consummate the Mergers set forth in Section 6.2(a) and Section 6.2(b) have been satisfied or waived, as of the date hereof and at the Closing, Parent, together with the amount of the Company’s cash on hand and the availability of the Parent Credit Facility, will have sufficient cash for the payment of the Company Preferred Share Merger Consideration, the cash portion of the Company Common Share Merger Consideration, the cash portion of the OpCo Common Unit Merger Consideration, the Payoff Amount, all other amounts required to be paid by Parent in connection with the consummation of the Transactions and all fees and expenses of Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub, the Company and the Partnership incurred in connection with the Transactions.

Section 4.14           Investment Company Act. Neither Parent nor any Parent Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940.

Section 4.15           Tax Matters.

(a)            Parent and each Parent Subsidiary has timely filed (taking into account any valid extension of time within which to file) all income and all other material Tax Returns required to be filed by it, and all such filed Tax Returns are true, correct, complete and accurate in all material respects. Parent and each Parent Subsidiary has duly and timely paid (or caused to be duly and timely paid on its behalf) all income and other material Taxes (whether or not shown on a Tax Return), other than Taxes being contested in good faith through appropriate proceedings and for which adequate reserves or accruals for such Taxes have been provided for in the books and records of Parent in accordance with GAAP.

(b)            Parent, (i) for all taxable years commencing with its taxable year ended December 31, 2016 through and including its taxable year ending December 31 immediately prior to the taxable year that includes the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and will continue to operate, in such a manner as to permit it to continue to qualify as a REIT for the taxable year that includes the Company Merger Effective Time and thereafter, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in Parent’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Entity to its status as a REIT, and no such challenge is pending or, to Parent’s knowledge, threatened.

(c)            Until immediately prior to the Company Merger Effective Time, each of Parent OpCo, Company Merger Sub, and OpCo Merger Sub is an entity disregarded from Parent for U.S. income tax purposes.

(d)            Commencing with its taxable year ended December 31, 2020, neither Parent nor any Parent Subsidiary has (i) (A) incurred any liability for material Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code (and the applicable Treasury Regulations thereunder) or (B) incurred any other material liability for Taxes that have become due and that have not been previously paid other than (1) in the ordinary course of business, or (2) transfer or similar Taxes arising in connection with acquisitions or dispositions of property, (ii) engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code or (iii) engaged in any transaction that would give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” in each case, as defined in Section 857(b)(7) of the Code. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on Parent or any Parent Subsidiary.

(e)            Except as set forth on Section 4.15(e) of the Parent Disclosure Letter, there are no Parent Tax Protection Agreements currently in force as of the date of this Agreement.

(f)             Neither Parent nor any Parent Subsidiary is or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g)            There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary except for Permitted Liens.

(h)            In the past two (2) years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(i)             Parent is not aware of any fact or circumstance that could reasonably be expected to prevent or impede qualification for the Intended Income Tax Treatment.

Section 4.16           Real Property.

(a)            Either Parent or a Parent Subsidiary owns good and valid fee simple title (with respect to jurisdictions that recognize such form of title or substantially similar title with respect to all other jurisdictions) or leasehold title (as applicable) to each of the Parent Real Properties, in each case, free and clear of Liens, except for Parent Permitted Liens.

(b)            Since January 1, 2025, to the knowledge of the Parent, neither the Parent nor any Parent Subsidiary has received (i) written notice that any certificate, permit or license from any Governmental Entity having jurisdiction over any of the Parent Real Properties or any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Parent Real Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Parent Real Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Parent Real Properties which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property held or used by them at the Parent Real Property as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), free and clear of all Liens other than Parent Permitted Liens.

Section 4.17           No Shareholder Approval Required. No vote of holders of securities of Parent is required to approve the issuance of the Parent Common Stock to be issued in the Company Merger or any of the other transactions contemplated hereby.

Section 4.18           Solvency. Assuming that (a) the conditions to the obligation of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub to consummate the Mergers set forth in Section 6.1 and Section 6.2 have been satisfied or waived, (b) the representations and warranties set forth in Article III are true and correct and (c) the financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, then as of the Closing, immediately following the consummation of all of the Transactions, Parent, the Surviving Company, Parent OpCo and OpCo Merger Sub and each respective Subsidiary thereof, will be Solvent. Parent, Company Merger Sub, Parent OpCo and the Surviving OpCo are not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.

Section 4.19           CFIUS Foreign Person Status. None of Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub is a “foreign person” (including a “foreign national,” “foreign entity,” “foreign government,” or an entity controlled by a foreign national, foreign entity or foreign government) and none of Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub does or will permit any foreign person affiliated with Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub to obtain “control” of the Company through Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub as those terms are defined in the Defense Production Act of 1950 (the “DPA”).

Section 4.20           Takeover Statutes. Assuming the accuracy of the representation in the last sentence of Section 3.19, Parent has taken all action required to be taken by it in order to exempt this Agreement and the Mergers from, and this Agreement and the Mergers are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other takeover Laws and regulations, in the Takeover Statutes. Neither Parent nor any Parent Subsidiary is, nor at any time during the last two (2) years has been, an “interested stockholder” or an “affiliate” of an interested stockholder of the Company as defined in Section 3-601 of the MGCL.

Section 4.21           Acknowledgement of No Other Representations or Warranties. Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub hereby acknowledge that, except for the representations and warranties expressly set forth in Article III, neither the Company, the Partnership nor any of their affiliates, nor any other Person on behalf of the Company or the Partnership, makes, has made or is making any express or implied representation or warranty with respect to the Company, the Partnership or any other Company Subsidiary or their respective affiliates, businesses or operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company, the Partnership or the other Company Subsidiaries or with respect to any other information provided or made available to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their respective affiliates or Representatives in connection with the Mergers or the other Transactions (including any information, documents, projections, forecasts, estimates, predictions or other material made available to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or their respective Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Mergers or the other Transactions), and each of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties in Article III, neither the Company, the Partnership nor any other Person makes or has made any express or implied representation or warranty to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, the Partnership, any of the other Company Subsidiaries or their respective businesses or (b) any oral or written information presented to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company and the Partnership, the negotiation of this Agreement or the course of the Mergers or the other Transactions. Except with respect to the representations and warranties expressly set forth in Article III or any breach of any covenant or other agreement of the Company or the Partnership contained herein, Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub hereby acknowledge that neither the Company, the Partnership, nor any of their affiliates, nor any other Person on their behalf, will have or be subject to any liability or indemnification obligation to Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub or any of their affiliates on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon the delivery, dissemination or any other distribution to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their respective affiliates or Representatives, or the use by Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their respective affiliates or Representatives, of any information, documents, projections, forecasts, estimates, predictions or other material made available to Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub or their respective affiliates and Representatives, including in “data rooms,” management presentations or due diligence sessions, in expectation of the Mergers or the other Transactions. Each of Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub and their respective affiliates and Representatives have relied on the results of their own independent investigation and the representations and warranties expressly set forth in Article III.

Article V

COVENANTS AND AGREEMENTS

Section 5.1             Conduct of Business by the Company Pending the Mergers. During the period from the date of this Agreement to the earlier of the OpCo Merger Effective Time and the termination of this Agreement in accordance with Section 7.1 (the “Interim Period”), except as (a) otherwise expressly contemplated or permitted by this Agreement, (b) as required by Law, (c) as set forth in Section 5.1 of the Company Disclosure Letter or (d) to the extent that Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each Company Subsidiary to, in all material respects, use commercially reasonable efforts (i) to carry on their respective businesses in the ordinary course of business, (ii) to maintain and preserve substantially intact their respective current business organizations, (iii) to preserve their goodwill and relationships with material tenants, customers and others having business dealings with them and (iv) to preserve their material assets and properties in good repair and condition (normal wear and tear or wear and tear caused by casualty or by any reason outside of the Company’s or any of the Company Subsidiary’s control excepted); provided, that no action or omission by the Company or any of the Company Subsidiaries with respect to any matter specifically addressed by any provision of Section 5.1(a)-(w) shall be deemed a breach of this sentence if such action is expressly permitted by Section 5.1(a)-(w) or set forth in Section 5.1 of the Company Disclosure Letter. Without limiting the generality of the foregoing, during the Interim Period, the Company will not and the Company shall cause each Company Subsidiary not to (except (v) as expressly permitted or expressly contemplated by this Agreement or as expressly contemplated by the Transactions, (w) as required by Law, (x) as set forth in Section 5.1 of the Company Disclosure Letter, (y) to the extent requested by Parent pursuant to Section 5.11 or otherwise or (z) to the extent Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned):

(a)            (i) amend the Company Charter or Company Bylaws, Certificate of Limited Partnership, Partnership Agreement, or similar organizational or governance documents of the Company or the Partnership or (ii) amend the organizational or governance documents of any other Company Subsidiary, other than in the ordinary course of business;

(b)            authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, forward equity sales or otherwise) any shares of any class, partnership interests or any equity equivalents (including any share options or share appreciation rights) or any other securities convertible into or exchangeable for any shares, partnership interests or any equity equivalents (including any share options or share appreciation rights), except (i) pursuant to the exercise or vesting of derivative securities outstanding on the date hereof, (ii) upon the conversion of Company Preferred Shares, (iii) pursuant to awards granted under the Equity Incentive Plan that are outstanding as of the date hereof or (iv) issuable upon exchange or redemption of Partnership Units in accordance with the terms of the Partnership Agreement;

(c)            (i) split, combine or reclassify any of their respective capital stock, partnership interests or other equity interests; (ii) except (A) as permitted pursuant to Section 5.10, (B) for (1) the payment of dividends or other distributions declared prior to the date of this Agreement, (2) the declaration and payment in the ordinary course of business of regular cash dividends or other distributions on the Company Common Shares, the Class C Units, the Class X Units, the Company Preferred Shares and the Preferred Partnership Units, provided, that the Company shall ensure that any such individual dividend or other distribution on (a) the Company Common Shares, Class C Units and Class X Units shall not exceed $0.10 per share or unit, as applicable, per month and (b) the Company Preferred Shares and the Preferred Partnership Units shall not exceed $0.461 per share or unit, as applicable, per quarter, and (3) dividends accruing on equity awards outstanding as of the date hereof in accordance with the terms of the applicable Equity Incentive Plan and/or such awards granted thereunder, (C) in transactions between the Company and one or more wholly owned Company Subsidiaries or solely between wholly owned Company Subsidiaries, or (D) for dividends or other distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company, in accordance with the requirements of the organizational or governing documents of such Company Subsidiary, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective capital stock, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such; (iii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries, except in the case of clause (iii) (A) as may be required by the Company Charter or the Partnership Agreement (including any redemption of Class C Units or Preferred Partnership Units in accordance with the Partnership Agreement) as may be reasonably necessary for the Company to maintain its status as a REIT under the Code or avoid the payment of any income or excise tax or (B) in connection with the redemption or exchange of Partnership Units in accordance with the terms of the Partnership Agreement; or (iv) enter into any Contract with respect to the voting or registration of any share of capital stock or equity interest of the Company or any Company Subsidiary;

(d)            subject to the provisions of Section 5.6, authorize, recommend, propose, adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization;

(e)            (i) incur, assume, or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, except (A) in connection with transactions permitted pursuant to Section 5.1(j) (provided, that such Indebtedness shall be prepayable at any time without penalty or premium) and (B) Indebtedness that does not, in the aggregate, exceed $200,000, (ii) prepay, refinance or amend any Indebtedness, except for (x) intercompany indebtedness among the Company and/or any wholly owned Company Subsidiaries, (y) repayments under the Company’s Existing Loan Documents in the ordinary course of business (specifically excluding the loans secured, directly or indirectly, by any Company Real Property) and (z) mandatory payments under the terms of any Indebtedness in accordance with its terms or (iii) make loans, advances or capital contributions to or investments in any Person;

(f)             create or suffer to exist any Lien (other than Permitted Liens) on shares of stock, partnership interests or other equity interests of any Company Subsidiary;

(g)            except as required by the terms of any Company Employee Benefit Plan or by Law, (i) enter into, adopt, amend, waive any rights with respect to or terminate any Company Employee Benefit Plan, (ii) enter into, adopt, amend or terminate any agreement, arrangement, plan or policy between the Company or any Company Subsidiary and one or more of its Service Provider, (iii) increase in any manner the compensation or fringe benefits of any Service Provider, (iv) grant to any Service Provider the right to receive any new severance, change of control or termination pay or termination benefits or any increase in the right to receive any severance, change of control or termination pay or termination benefits, (v) enter into any new employment, loan, retention, consulting, indemnification, change of control, termination or similar agreement with an employee or individual contractor, (vi) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or any Company Employee Benefit Plan (including the grant of profits interests, stock options, stock appreciation rights, stock based or stock related awards, performance units, restricted stock, or long-term incentive plan units), (vii) hire any new executive officer or any new employee or other service provider, or (viii) take any action to fund, accelerate or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or any Company Employee Benefit Plan, or (ix) adopt, enter into, amend or terminate any collective bargaining contract or other similar labor agreement relating to unions, works councils, similar entities or other organized employees, or recognize any new union, works council or similar entities or other organized employees;

(h)            except (i) in connection with the incurrence of any Indebtedness permitted to be incurred by the Company pursuant to Section 5.1(e) and any execution of Company Space Leases entered into in accordance with Section 5.1(o) below and (ii) for the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business that, would not, individually or in the aggregate, reasonably be expected to materially impair the existing use, operation or value of the property or asset affected by the applicable instrument, (A) sell, transfer, assign, dispose of, pledge or encumber (other than Permitted Liens) any material personal property, material equipment or material assets of the Company or any Company Subsidiary or (B) sell, mortgage, transfer, pledge, dispose of, assign, lease, ground lease, license, effect a deed in lieu of foreclosure or encumber (other than Permitted Liens) any real property (including Company Real Property);

(i)             except as may be required as a result of a change in Law or in GAAP or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Entity or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization), make any material change in any financial accounting policies or financial accounting procedures that would materially affect the consolidated assets, liabilities or results of operations of the Company or any of the Company Subsidiaries;

(j)             acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) (i) any assets, personal property or equipment, other than in the ordinary course of business, or (ii) any interest in any Person (or equity interests thereof), real property or a business, other than (A) pursuant to existing contractual obligations of the Company or any Company Subsidiary set forth in Section 5.1(j) of the Company Disclosure Letter, (B) any other acquisitions of businesses (excluding purchases of real property or a ground lease interest therein) pursuant to Contracts listed in Section 5.1(j) of the Company Disclosure Letter and (C) any acquisitions of real property (or a ground lease therein) pursuant to Contracts listed in Section 5.1(j) of the Company Disclosure Letter;

(k)            (i) enter into, amend or modify any Company Tax Protection Agreement or take any action or fail to take any action that would give rise to a material liability with respect to any Company Tax Protection Agreement, (ii) make, change or rescind any material election relating to Taxes, (iii) change a method of Tax accounting, (iv) amend any material Tax Return, (v) appeal, settle or compromise any material Tax liability, audit, claim or assessment (including any Company Real Property Tax assessment other than those appeals or settlements the Company is required to undertake pursuant to the applicable Company Lease), (vi) file any material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period, (vii) enter into any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), (viii) request any extension or waiver of the statutory period of limitations applicable to any material Tax claim or assessment, or (ix) surrender any right to claim any material Tax refund, except, in each case, to the extent necessary, as determined by the Company in consultation with Parent, (1) to preserve the Company’s qualification as a REIT under the Code or (2) to preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(l)             take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company to fail to qualify as a REIT or (ii) any Company Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(m)           settle or compromise any claim, suit or proceeding against the Company or any Company Subsidiary (or for which the Company or any Company Subsidiary would be financially responsible) (whether or not commenced prior to the date of this Agreement), other than settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of amounts (including applicable deductibles) payable under an insurance policy insuring the Company or a Company Subsidiary, (ii) do not involve the imposition of injunctive relief against the Company, any Company Subsidiary, Parent or the Surviving Company and (iii) do not provide for any admission of material liability by the Company or any of the Company Subsidiaries; provided, that in no event shall the Company or any Company Subsidiary settle any Transaction Litigation except in accordance with the provisions of Section 5.5(e) (for the avoidance of doubt, this Section 5.1(m) shall not apply to any claim, suit or proceeding with respect to Taxes);

(n)            enter into any new line of business;

(o)            other than in the ordinary course of business, (i) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any Company Space Lease or Company Lease, except for any termination, modification or renewal in accordance with the terms of any such lease that occurs automatically without any action (other than notice of renewal) by Company or any Company Subsidiary, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Company Space Lease or Company Lease, (ii) amend or terminate, or waive compliance with the material terms of or material breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any other Company Material Contract or (iii) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract;

(p)            except as consistent with the capital expenditure budget set forth in Section 5.1(p) of the Company Disclosure Letter (the “Capital Expenditure Budget”), make, enter into any Contract for, or otherwise commit to, any capital expenditures in excess of $100,000 in the aggregate on or relating to any Company Real Property; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make, enter into Contracts for or otherwise commit to: (i) capital expenditures as required by Law, (ii) emergency capital expenditures in any amount that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the ordinary course (provided, that the Company shall, to the extent reasonably practicable, (A) provide notice to Parent promptly following the occurrence of any such emergency, (B) consult in good faith with Parent prior to taking action in respect thereof and (C) take into account Parent’s recommendations with respect thereto) and (iii) capital expenditures in an aggregate amount up to 105% of the respective amounts specified for each such expenditure in the Capital Expenditure Budget and in an aggregate amount up to 102 % of the Capital Expenditure Budget taken as a whole;

(q)            except as set forth in Section 5.1(q) of the Company Disclosure Letter, (i) initiate or consent to any material zoning reclassification of any Company Real Property or any material change to any approved site plan (in each case, that is material to such Company Real Property or plan, as applicable), special use permit, planned development approval or other land use entitlement affecting any Company Real Properties in any material respect or (ii) take any action to amend, modify, terminate or allow to lapse, any material Company Permit, in each case, that is material to such Company Real Property;

(r)             permit any material insurance policy covering the Company or any Company Subsidiary and their respective properties, assets and business (including Company Real Properties) to terminate or lapse without using commercially reasonable efforts to replace such policy with comparable coverage, or agree to any material condemnation or payment of material condemnation proceeds;

(s)            in the event of any casualty affecting any Company Real Property, settle any insurance claim, make any election under a Company Lease relating to such casualty or enter into any agreement relating to the restoration of such casualty; provided, however, that if Parent fails to respond to the Company’s written request for approval of any such action (which response may include a request for additional information) within four (4) Business Days of receipt of any such request made to each of the Persons set forth on Schedule B hereto in the manner set forth in Section 8.3, Parent shall be deemed to object to such action;

(t)             except as may be required as a result of a change in applicable Law, change in any material respect any of their privacy policies or the security of any Company IT Assets;

(u)            (i) sell, lease, license (except for non-exclusive licenses in the ordinary course of business), or otherwise dispose of (except in the ordinary course of business), or incur any Lien (other than Permitted Liens) on, any Company Intellectual Property; or (ii) allow to lapse, abandon or otherwise fail to maintain, enforce or prosecute any rights in any Company Intellectual Property owned or purported to be owned by the Company or the Company Subsidiaries;

(v)            notwithstanding Section 5.1(o), (i) enter into, adopt, amend, terminate or waive compliance with the material terms of or material breaches under, or assign, or renew or extend any of (A) the 2002 ISDA Master Agreement and Schedule thereto dated as of May 3, 2022, between the Partnership and Truist Bank (“Truist Bank”) (the “Truist ISDA”) and the confirmation of an interest rate swap transaction dated as of January 16, 2026 thereunder, (B) the 2002 ISDA Master Agreement and Schedule between the Partnership and The Huntington National Bank (“Huntington”), dated as of July 23, 2024 (the “Huntington ISDA”) and the confirmation of an interest rate swap transaction dated as of January 16, 2026 thereunder, (C) the 2002 ISDA Master Agreement and Schedule thereto between the Partnership and KeyBank National Association (“KeyBank”) dated as of January 15, 2026 (the “KeyBank ISDA”) and the confirmation of an interest rate swap transaction dated as of January 16, 2026 thereunder or (D) the 2002 ISDA Master Agreement and Schedule between the Partnership and Bank of Montreal (“BMO”), dated as of May 6, 2022 (the “BMO ISDA”) or (ii) enter into or adopt any new swaps, options, derivatives and other hedging agreements or arrangements; or

(w)           authorize or enter into any Contract or arrangement to do any of the actions described in Section 5.1(a) through Section 5.1(v).

Notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.1 shall prohibit any transactions between the Company and one or more of the wholly owned Company Subsidiaries or between any of the wholly owned Company Subsidiaries. Furthermore, notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to the Company, is reasonably necessary for the Company to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments to stockholders of the Company in accordance with this Agreement, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code; provided, that any of the actions required in respect of the foregoing would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Company and its Subsidiaries taken as a whole; provided, further, that the Exchange Ratio shall be equitably adjusted downward to account for any such action that is a dividend or other distribution payment, other than distributions or dividends permitted and made in accordance with the terms set forth in Section 5.1(c) (which, for the avoidance of doubt, shall not result in any adjustments to the Exchange Ratio).

Nothing contained in this Agreement shall give Parent, Company Merger Sub or Parent OpCo, directly or indirectly, the right to control or direct the operations of the Company, the Partnership or any other Company Subsidiary prior to the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable. Prior to the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, the Company, the Partnership, and the other Company Subsidiaries, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business operations.

Section 5.2             Conduct of Business by Parent Pending the Mergers. Parent agrees that, during the Interim Period, except (a) as required by Law, (b) as expressly contemplated by this Agreement or (c) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of the Parent Subsidiaries to, in all material respects, use commercially reasonable efforts (i) to carry on their respective businesses in the ordinary course of business, (ii) to maintain and preserve substantially intact their respective current business organizations, (iii) to preserve their goodwill and relationships with material tenants, customers and others having business dealings with them and (iv) to preserve their material assets and properties in good repair and condition (normal wear and tear or wear and tear caused by casualty or by any reason outside of the Parent’s or any of the Parent’s Subsidiary’s control excepted); provided, that no action or omission by Parent or any of the Parent Subsidiaries with respect to any matter specifically addressed by any provision of Section 5.2(a)-(e) shall be deemed a breach of this sentence if such action is expressly permitted by Section 5.2(a)-(e) or set forth in Section 5.2 of the Parent Disclosure Letter. Without limiting the generality of the foregoing, during the Interim Period, Parent will not and Parent shall cause each of the Parent Subsidiaries not to (except as (x) expressly permitted or expressly contemplated by this Agreement or as expressly contemplated by the Transactions, (y) as required by Law and (z) to the extent the Company shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned):

(a)            amend Parent’s, Parent OpCo’s, Company Merger Sub’s or OpCo Merger Sub’s charter, certificate of formation, bylaws or operating agreements in a manner (A) that would be adverse to the rights of the holders of Company Common Shares and Partnership Units (after giving effect to the Mergers and others who have the right to receive the Company Common Share Merger Consideration and the OpCo Common Unit Merger Consideration) or (B) that would prevent, materially delay or materially impair the ability of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub to perform their obligations under this Agreement or to consummate the Transactions;

(b)            (i) split, combine or reclassify any of their respective capital stock, partnership interests or other equity interests to the extent the foregoing would not be accounted for in an equitable adjustment to the Exchange Ratio or the Merger Consideration pursuant to Section 2.7, or (ii) except for (A) the payment of dividends or other distributions declared prior to the date of this Agreement, (B) the declaration and payment in the ordinary course of business of regular quarterly cash dividends or other distributions in accordance with past practice, (C) in transactions between Parent and one or more wholly owned Parent Subsidiaries or solely between wholly owned Parent Subsidiaries, in accordance with the requirements of the organizational or governing documents of such Parent Subsidiary, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective capital stock, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such or (D) for dividends or other distributions by any Parent Subsidiary that is not wholly owned, directly or indirectly, by Parent, in accordance with the requirements of the organizational or governing documents of such Parent Subsidiary, authorize, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of their respective capital stock, partnership interests or other equity interests or otherwise make any payments to equityholders in their capacity as such;

(c)            take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) Parent to fail to qualify as a REIT or (ii) any Parent Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for U.S. federal income tax purposes or (B) a QRS, a TRS or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(d)            adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, restructuring, recapitalization or other reorganization; or

(e)            authorize or enter into any Contract or arrangement to do any of the actions described in Section 5.2(a) through Section 5.2(d).

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent, Parent OpCo or any other Parent Subsidiary prior to the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable. Prior to the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, Parent, Parent OpCo and the other Parent Subsidiaries, as applicable, shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business operations.

Section 5.3             Access to Information.

(a)            During the Interim Period, to the extent permitted by applicable Law, upon reasonable advance notice and at the reasonable request of Parent for purposes of furthering the Transactions, the Company shall, and shall cause each Company Subsidiary to, (i) give Parent and its authorized Representatives reasonable access during normal business hours to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary and (ii) permit such inspections as Parent may reasonably require and reasonably promptly furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as Parent may reasonably request; provided, that all such access shall be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as they may establish; provided, further, that notwithstanding anything to the contrary herein, Parent and its affiliates shall not conduct any environmental investigation at any Company Real Property involving sampling or other intrusive investigation of air, surface water, groundwater, soil or anything else at or in connection with any Company Real Property. Notwithstanding the foregoing, the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would be reasonably likely to: (i) result in a risk of loss or waiver of attorney-client privilege, attorney work product or other legal privilege; (ii) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any Contract to which the Company or any Company Subsidiary is party; (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive; (iv) breach, contravene or violate any applicable Law; or (v) result in the disclosure of information relating to the negotiation and execution of this Agreement, including with respect to the consideration or the valuation of the Mergers or any financial or strategic alternatives thereto (provided, that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i) through (iv)). No investigation under this Section 5.3(a) or otherwise shall affect the representations, warranties, covenants or agreements of the Company or the Partnership or the conditions to the obligations of the parties under this Agreement and shall not limit or otherwise affect the rights or remedies available hereunder.

(b)            Each party will hold and will cause their authorized Representatives to hold in confidence all documents and information concerning the other party or its subsidiaries made available or provided to them or their Representatives by the first party or their Representatives in connection with the Mergers and the other Transactions pursuant to the terms of that certain Mutual Non-Disclosure Agreement entered into among the Company and Parent, dated January 27, 2026 (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect.

(c)            Prior to the Company Merger Effective Time, Parent shall not, and shall cause its respective Representatives and affiliates not to, contact or otherwise communicate with parties with which the Company or any Company Subsidiary has a business relationship (including tenants/subtenants) regarding the business of the Company and the Company Subsidiaries or this Agreement and the transactions contemplated hereby without the prior written consent of the Company (not be unreasonably withheld, delayed or conditioned) (provided, that, for the avoidance of doubt, nothing in this Section 5.3(c) shall be deemed to restrict Parent and its Representatives and affiliates from contacting such parties in pursuing the business of Parent and its Subsidiaries operating in the ordinary course).

Section 5.4            Certain Filings; SEC Matters.

(a)            As promptly as practicable after the date of this Agreement (with the parties using commercially reasonable efforts to do so within thirty (30) calendar days following the date of this Agreement), the Company and Parent shall jointly prepare and Parent shall file or cause to be filed with the SEC the Registration Statement, which will include (i) the prospectus of Parent for the issuance of Parent Common Stock (together with any amendments thereof or supplements thereto, the “Parent Prospectus”) and (ii) the proxy statement related to the Company Common Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement” and together with the Parent Prospectus, the “Joint Proxy Statement/Prospectus”). Each of Parent and the Company shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act, and the Joint Proxy Statement/Prospectus to be cleared by the SEC and its staff under the Securities Act, as promptly as practicable after such filing, and to keep the Registration Statement effective so long as necessary to consummate the Mergers. Unless an Adverse Recommendation Change has been made in accordance with Section 5.6, the Joint Proxy Statement/Prospectus shall include the Company Recommendation in any iteration of the Joint Proxy Statement/Prospectus filed in preliminary or definitive form. Each of Parent and the Company shall promptly notify the other party upon the receipt of any comments from the SEC (or the staff of the SEC) or any request from the SEC (or the staff of the SEC) for amendments or supplements to the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable, and shall promptly provide the other party with copies of all correspondence between such first party and its Representatives, on the one hand, and the SEC (or the staff of the SEC), on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Registration Statement received from the SEC (or the staff of the SEC) and advise the other party of any oral comments with respect to Joint Proxy Statement/Prospectus or the Registration Statement received from the SEC (or the staff of the SEC). If a party receives comments from the SEC (or the staff of the SEC) on the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable, each of Parent and the Company shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC (or the staff of the SEC) with respect to the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable. Parent shall advise the Company, promptly after the receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of qualification of the shares of Parent Common Stock for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Mergers (other than qualifying to do business in any jurisdiction in which it is not now so qualified), and the Company shall furnish to Parent all information concerning the Company and the Company’s stockholders as may be reasonably requested in connection with any such actions. The Company and Parent shall prepare the Joint Proxy Statement/Prospectus, and Parent shall prepare the Registration Statement, in each case, in compliance as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder. Without limiting any other provision herein, the Joint Proxy Statement/Prospectus and the Registration Statement will contain such information and disclosure reasonably requested by Parent or the Company so that the Registration Statement conforms in form and substance to the requirements of the Securities Act and the Joint Proxy Statement/Prospectus conforms in form and substance to the requirements of the Exchange Act. No filing of or mailing of the Joint Proxy Statement/Prospectus or the Registration Statement (or, in each case, any amendment or supplement thereto) or response to any comments of the SEC (or the staff of the SEC) with respect thereto shall be made by, the Company or Parent without the prior written (email being sufficient) approval of the other party (which shall not be unreasonably withheld, conditioned or delayed), and each of the Company and Parent shall provide the other and its respective counsel with a reasonable opportunity to review and comment thereon (including the proposed final version of such document or response) and shall give good faith consideration to all reasonable additions, deletions or changes suggested by the other or its counsel; provided, however, that the Company may amend or supplement the Joint Proxy Statement/Prospectus without the prior written consent of Parent in the event of an Adverse Recommendation Change.

(b)            Each of Parent and the Company shall, as promptly as possible, furnish to the other all reasonably required information concerning Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub, on the one hand, or the Company, the Partnership and the other Company Subsidiaries and their respective Affiliates, on the other hand, as applicable, as may be reasonably requested by the Company or Parent, as applicable, in connection with the Joint Proxy Statement/Prospectus or Registration Statement, as applicable, including such information that is required by the Exchange Act, the rules and regulations promulgated thereunder or other applicable Law to be set forth in the Joint Proxy Statement/Prospectus or Registration Statement, as applicable, and shall otherwise assist and cooperate with the other party in the preparation of the Joint Proxy Statement/Prospectus, or the Registration Statement, as applicable, and the resolution of comments from the SEC (or the staff of the SEC). If the SEC (or the staff of the SEC) comments on the Joint Proxy Statement/Prospectus or the Registration Statement, Parent or the Company, as applicable, shall, to the extent applicable and upon a good-faith and reasonable request of the Company or Parent, as applicable, confirm and/or supplement the information relating to Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub, on the one hand, and the Company, the Partnership, the other Company Subsidiaries and their respective Affiliates, on the other hand, in each case supplied by Parent or the Company, as applicable, for inclusion in the Joint Proxy Statement/Prospectus or Registration Statement, as applicable, in each case, sufficiently in advance of the mailing of the Joint Proxy Statement/Prospectus to be included therein. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Joint Proxy Statement/Prospectus, or the Registration Statement, as applicable unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate.

(c)            In accordance with applicable Law and the Company’s organizational documents, the Company shall use commercially reasonable efforts to, in consultation with Parent, (x) establish a record date for and give notice of a meeting of its stockholders, which record date shall be prior to the effectiveness of the Registration Statement, for the purpose of voting upon the Company Merger (including any adjournment or postponement thereof, the “Company Common Stockholders’ Meeting”), (y) commence a broker search (and any additional broker searches, if necessary) pursuant to Section 14a-13 of the Exchange Act prior to the record date and (z) as promptly as reasonably practicable after the Registration Statement is declared effective, and, in any event, within five (5) Business Days after the Registration Statement is declared effective, file the Joint Proxy Statement/Prospectus in definitive form with the SEC and mail to the holders of Company Common Shares as of the record date for notice established for the Company Common Stockholders’ Meeting the Joint Proxy Statement/Prospectus (such date, the “Proxy Date”). The Company shall duly call, convene and hold the Company Common Stockholders’ Meeting as promptly as reasonably practicable after the Proxy Date; provided, however, that the Company may postpone, recess or adjourn the Company Common Stockholders’ Meeting: (i) with the consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum (in which case the Company shall use its commercially reasonable efforts to obtain such quorum as promptly as practicable), (iii) if, after consultation with Parent, the Company believes in good faith that such postponement, recess or adjournment is reasonably necessary to (A) solicit additional proxies for the purpose of obtaining the Company Requisite Vote, or (B) allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws or the duties of the Company’s directors and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Company Common Stockholders’ Meeting or (iv) if required by Law; provided, further, that, in the case of clauses (ii) and (iii), without the written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), in no event shall the Company Common Stockholders’ Meeting be (I) postponed more than a total of three (3) times, (II) held on a date later than the earlier of (x) twenty (20) Business Days after the date for which the Company Common Stockholders’ Meeting was originally scheduled prior to such postponement or adjournment (in the case of clause (iii)(B) excluding any postponements or adjournments required by applicable Law or the duties of the Company’s directors) and (y) three (3) Business Days before the Outside Date or (III) postponed if doing so would require the setting of a new record date. If the Company Common Stockholders’ Meeting is postponed or adjourned, the Company shall convene or reconvene, as applicable, the Company Common Stockholders’ Meeting at the earliest practicable date on which the Company Board reasonably expects to have sufficient affirmative votes to obtain the Company Requisite Vote. Unless the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 5.6, the Company shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Requisite Vote to be received at the Company Common Stockholders’ Meeting or any adjournment or postponement thereof, and shall use its commercially reasonable efforts to comply with all legal requirements applicable to the Company Common Stockholders’ Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Common Stockholders’ Meeting if this Agreement is terminated in accordance with Article VII. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) or as otherwise required by applicable Law, the matters contemplated by this Agreement shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connections therewith) that the Company shall propose to be voted on by the Company’s stockholders at the Company Common Stockholders’ Meeting. The Company shall provide reasonable updates to Parent with respect to the proxy solicitation for the Company Common Stockholders’ Meeting (including interim results) as reasonably requested by Parent.

(d)            If the Company or Parent, as applicable, determines that it is required to file any document other than the Joint Proxy Statement/Prospectus or Registration Statement, as applicable, with the SEC in connection with the Mergers or other Transactions pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Filing”), then the Company or Parent, as applicable, shall use its reasonable best efforts to promptly prepare and file such Other Required Filing to comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law. The Company shall not file any Other Required Filing with the SEC without first providing Parent and its counsel, to the extent practicable, a reasonable opportunity to review and comment thereon, and the Company shall give good faith consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel. Parent shall not file any Other Required Filing with the SEC without first providing the Company and its counsel, to the extent practicable, a reasonable opportunity to review and comment thereon, and Parent shall give good faith consideration to all reasonable additions, deletions or changes suggested by the Company or its counsel. The obligation in this Section 5.4(d) to provide Parent and its counsel a reasonable opportunity to review and comment on any Other Required Filing does not apply with respect to any such Other Required Filing prepared or filed in connection with an Adverse Recommendation Change, relating to a Company Acquisition Proposal, as otherwise permitted by Section 5.6 or thereafter, and Parent shall not be required by this Section 5.4(d) to provide the Company and its counsel a reasonable opportunity to review and comment on any Other Required Filing of Parent filed in connection with or responsive to any Other Required Filing filed by the Company in connection with an Adverse Recommendation Change, relating to a Company Acquisition Proposal, as otherwise permitted by Section 5.6 or thereafter.

(e)            If at any time prior to the Company Merger Effective Time any event, circumstance or information relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, or relating to any information supplied by Parent or the Company for inclusion in the Joint Proxy Statement/Prospectus or the Registration Statement, is discovered by the Company or Parent, respectively, which, pursuant to the Securities Act or the Exchange Act, is required to be set forth in an amendment or a supplement to such document (so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading), such party shall promptly inform the other parties hereto and, subject to Section 5.4(d), an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company’s stockholders. Each party agrees to correct any information provided by it for use in the Joint Proxy Statement/Prospectus or the Registration Statement which shall have become false or misleading.

Section 5.5             Appropriate Action; Consents; Filings.

(a)            Each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Mergers; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding and (iii) promptly inform the other parties of (and provide copies of) any substantive communications to or from any Governmental Entity and keep the other parties reasonably informed regarding any substantive communications to or from a third-party, in each case regarding the Mergers or other Transactions, that does, or could reasonably be expected to, challenge, prevent or delay the consummation of the Transactions. Each party hereto will have the right to review in advance, and each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with, any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(b)            Subject to the terms and conditions of this Agreement, each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the Mergers as promptly as practicable and to cause to be satisfied all conditions precedent to its obligations under this Agreement, including, consistent with the foregoing, (i) preparing and filing as promptly as practicable with the objective of being in a position to consummate the Mergers as promptly as practicable following the date of the Company Common Stockholders’ Meeting, all documentation to effect all necessary or advisable applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any Governmental Entity or third party in connection with the Transactions, including any that are required to be obtained under any federal, state or local Law or Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound, (ii) contesting, litigating and defending all lawsuits or other legal proceedings against it or any of its affiliates relating to or challenging this Agreement or the consummation of the Mergers (“Transaction Litigation”), and (iii) effecting all necessary or advisable registrations and other filings required under the Exchange Act or any other federal, state or local Law relating to the Mergers. Parent, Company Merger Sub, Parent OpCo, the Company and the Partnership each shall promptly obtain and furnish the other (A) the information which may be reasonably required in order to make all necessary or advisable applications, notices, petitions, filings with any Governmental Entity in connection with the Transactions and (B) any additional information which may be requested by a Governmental Entity in connection with the Transactions and which the parties reasonably deem appropriate. Any information or materials provided to the other parties pursuant to this Section 5.5 may be provided on an “outside counsel only” basis, if appropriate, and that information or materials may also be redacted as necessary to (1) remove references concerning the valuation of Company and the Partnership or other competitively sensitive materials, (2) comply with contractual arrangements and obligations or (3) address reasonable attorney-client privilege, attorney work product, or other privilege or confidentiality concerns. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any required or advisable consents in connection with the Transactions from any Person (other than from a Governmental Entity) (I) without the prior written consent of Parent, none of the Company or any Company Subsidiary shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (II) none of Parent or any of its affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations. In the event that any party hereto fails to obtain any such consent, the parties hereto shall use commercially reasonable efforts to minimize any adverse effect upon the Company and Parent and their respective affiliates and businesses resulting, or which would reasonably be expected to result, after the OpCo Merger Effective Time, from the failure to obtain such consent. Parent, Company Merger Sub, Parent OpCo, the Company and the Partnership acknowledge and agree that if any consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations or clearances set forth in this Section 5.5(b) has not occurred or is not obtained prior to the Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article VI.

(c)            Without limiting the generality of the undertaking pursuant to this Section 5.5, Parent shall, and shall cause its Subsidiaries to, take any and all actions to avoid the entry of, and resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind, in each case that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Mergers, including becoming subject to, consenting to, or offering or agreeing to, or otherwise taking any action with respect to, any requirement, condition, limitation, contract or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Company, the Partnership, the Surviving OpCo or Parent, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Company, the Partnership, the Surviving OpCo or Parent in any manner or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Company, the Partnership or the Surviving OpCo (the items described in clauses (i)-(iii), a “Remedy”); provided, however, that none of the Company, the Surviving Company, the Partnership, the Surviving OpCo, Parent or any of their respective affiliates shall be required to take any Remedy unless the effectiveness of such Remedy is conditioned upon the Closing; provided, further, that nothing in this Section 5.5 shall require any of Parent or its affiliates to agree or otherwise be required to take any Remedy with respect to assets or businesses of Parent or any of its affiliates, other than with respect to assets or businesses of the Company and the Company Subsidiaries. In no event shall the Company, Surviving Company, the Partnership, the Surviving OpCo or any of their respective affiliates propose, negotiate, effect or agree to any Remedy without the prior written consent of Parent.

(d)            Between the date of this Agreement and the earlier of the OpCo Merger Effective Time and the termination of this Agreement in accordance with Section 7.1, Parent shall not, and shall not permit any of its affiliates to, take or agree to take any action, including acquiring or agreeing to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise making any investment in, or by any other manner, any Person or portion thereof, or otherwise acquiring or agreeing to acquire or make any investment in any assets, or agreeing to any commercial or strategic relationship with any Person, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation, investment or commercial or strategic relationship would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Transactions or (iii) materially delay the consummation of the Transactions.

(e)            Each party shall keep the other parties reasonably informed regarding any Transaction Litigation unless doing so would, in the reasonable judgment of such party, jeopardize any privilege of the Company or any Company Subsidiaries with respect thereto. The Company shall promptly advise Parent, and Parent shall promptly advise the Company, in each case, in writing of the initiation of and any material developments regarding, and shall reasonably consult with and permit Parent and its Representatives, and the Company and its Representatives, as applicable, to participate in the defense, negotiations or settlement of, any Transaction Litigation, each at its own expense, and the Company shall give consideration to Parent’s advice, and Parent shall give consideration to the Company’s advice, with respect to such Transaction Litigation. The Company shall not, and shall not permit any Company Subsidiaries nor any of its or their Representatives to, compromise or settle any Transaction Litigation without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

(f)            Each of the Company and Parent shall use their respective commercially reasonable efforts to (i) take all action necessary so that no Takeover Statute is or becomes applicable to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub, this Agreement, the Mergers or any of the other Transactions and (ii) if any Takeover Statute becomes applicable to Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub, this Agreement, the Mergers or any of the other Transactions, take all action reasonably necessary so that the Mergers and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Statute on Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub, this Agreement, the Mergers and the other Transactions.

(g)            Prior to the Company Merger Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the delisting of the Company Common Shares and Company Preferred Shares from the NYSE as promptly as practicable after the Company Merger Effective Time and the deregistration of the Company Common Shares and Company Preferred Shares under the Exchange Act as promptly as practicable after such delisting.

Section 5.6             Acquisition Proposals; Adverse Recommendation Change.

(a)            Except as expressly permitted by this Section 5.6, from and after the date of this Agreement, the Company agrees that it shall, and shall cause each of the Company Subsidiaries and its and their officers and directors to, and shall direct its and their other Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Company Acquisition Proposal. Except as expressly permitted by this Section 5.6, from the date of this Agreement until the earlier of the termination of this Agreement in accordance with Article VII and the OpCo Merger Effective Time, the Company agrees that it shall not, and shall cause each of the Company Subsidiaries and its and their officers and directors not to, and shall not authorize and shall use commercially reasonable efforts to cause its and their other Representatives, not to, directly or indirectly through another Person, (A) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer, request or proposal that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (an “Inquiry”), (B) engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Company Acquisition Proposal or Inquiry, (C) approve or recommend a Company Acquisition Proposal, (D) enter into any written letter of intent, memorandum of understanding, agreement in principle, expense reimbursement agreement, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement, in each case, providing for a Company Acquisition Proposal or requiring the Company or the Partnership to abandon, terminate or fail to consummate the Transactions (any of the foregoing referred in this clause (D), other than an Acceptable Confidentiality Agreement, an “Alternative Acquisition Agreement”), or (E) propose or agree to do any of the foregoing.

(b)            Notwithstanding anything to the contrary in this Agreement, at any time on or after the date of this Agreement and prior to obtaining the Company Requisite Vote, the Company and the Company Subsidiaries may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Company Acquisition Proposal by a third party made after the date of this Agreement that did not result from a breach of this Section 5.6 (other than de minimis breaches) (it being agreed that the Company may correspond in writing with any Person making such a written Company Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal) (i) furnish non-public information to such third party (and such third party’s Representatives, including potential financing sources) making such Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on customary terms no more favorable in any material respect to such third party than the Confidentiality Agreement as to Parent, it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions that would prohibit the making or amendment of any Company Acquisition Proposal to the Company Board (such confidentiality agreement, an “Acceptable Confidentiality Agreement”), and (B) any non-public information concerning the Company or the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to Parent, be provided to Parent (or access thereto shall be provided to Parent) as promptly as practicable after providing it to such third party (and in any event within forty-eight (48) hours thereafter)), and (ii) engage in, enter into or otherwise participate in discussions or negotiations with such third party (and such third party’s Representatives) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii) the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Company Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal. It is understood and agreed that any furnishing, discussions or negotiations permitted under this Section 5.6(b) shall not, in and of itself, constitute an Adverse Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.1(d)(ii).

(c)            From and after the date of this Agreement, the Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after receipt of any Company Acquisition Proposal or any request for nonpublic information regarding the Company or any Company Subsidiary by any third party that informs the Company that it is considering making, or has made, a Company Acquisition Proposal, or any other Inquiry from any Person seeking to have discussions or negotiations with the Company regarding a possible Company Acquisition Proposal. Such notice shall be made in writing and shall identify the Person making such Company Acquisition Proposal or Inquiry and indicate the material terms and conditions of any Company Acquisition Proposals or Inquiries, to the extent known (including, if applicable, providing copies of any written Company Acquisition Proposals or Inquiries and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal or Inquiry). The Company shall also promptly (and in any event within forty-eight (48) hours) notify Parent, in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information to any Person in each case in accordance with Section 5.6(b), notify Parent of any change to the financial and other material terms and conditions of any Company Acquisition Proposal and otherwise keep Parent reasonably informed of the status and terms of any Company Acquisition Proposal or Inquiry on a reasonably current basis, including by providing a copy of all written proposals, offers, drafts of proposed agreements or material written correspondence relating thereto (which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal or Inquiry). Neither the Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidential or similar agreement that would prohibit it from providing such information to Parent.

(d)            Except as permitted by this Section 5.6(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify in any manner adverse to Parent (or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to Parent), the Company Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement (any of the actions described in clauses (i), (ii) and (iii) of this Section 5.6(d), an “Adverse Recommendation Change”), or (iv) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company or any Company Subsidiary to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.6). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Requisite Vote, the Company Board may (A) effect an Adverse Recommendation Change if an Intervening Event has occurred and the Company Board determines (it being understood that any such determination in and of itself shall not be deemed an Adverse Recommendation Change) in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the duties of the Company’s directors under applicable Law, or (B) if the Company is not in breach of this Section 5.6 (other than a de minimis breach), effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 7.1(c)(i), if the Company Board has received after the date hereof an unsolicited written bona fide Company Acquisition Proposal that did not result from a breach of this Section 5.6 (other than a de minimis breach) and in the good faith determination of the Company Board (it being understood that any such determination in and of itself shall not be deemed an Adverse Recommendation Change), after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent pursuant to Section 5.6(e), and such Company Acquisition Proposal is not withdrawn.

(e)            The Company Board shall only be entitled to effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 7.1(c)(i) as permitted under Section 5.6(d) if (i) the Company has provided a prior written notice (a “Notice of Change of Recommendation”) to Parent that the Company intends to take such action, identifying the Person making the Superior Proposal and describing the material terms and conditions of the Superior Proposal or Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to a Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by the Company shall not constitute an Adverse Recommendation Change), (ii) during the three (3) Business Day period following Parent’s receipt of the Notice of Change of Recommendation (a “Notice of Change Period”), the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Adverse Recommendation Change; and (iii) following the end of the Notice of Change Period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Change of Recommendation or otherwise, that (A) the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect an Adverse Recommendation Change would reasonably be expected to be inconsistent with the duties of the Company’s directors under applicable Law. Any amendment to the financial terms or any other material amendment of such a Superior Proposal shall require a new Notice of Change of Recommendation, and the Company shall be required to comply again with the requirements of this Section 5.6(e); provided, however, that the Notice of Change Period shall be reduced to two (2) Business Days following receipt by Parent of any such new Notice of Change of Recommendation.

(f)            Nothing contained in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law or if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would reasonably be expected to be inconsistent with the duties of the Company’s directors under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company Board of a “stop, look and listen” or similar statement of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act shall not constitute an Adverse Recommendation Change); provided, however, that neither the Company nor the Company Board shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is a Company Acquisition Proposal or otherwise effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 5.6(d). The parties agree that the following will not be deemed an Adverse Recommendation Change: a public statement that describes the Company’s receipt of a Company Acquisition Proposal, that the Company Board is considering the Company Acquisition Proposal, and that no position has been taken by the Company Board as to the advisability or desirability of such Company Acquisition Proposal.

(g)            The Company shall not, and shall not permit any Company Subsidiary to, terminate, waive, amend or modify any provision of any standstill or any provision of any confidentiality agreement to which the Company or any Company Subsidiary is a party that prohibits a Company Acquisition Proposal being made to the Company or the Company Board, except solely to allow the applicable party to make a non-public Company Acquisition Proposal to the Company Board. Other than in connection with the consummation of the Mergers or the other Transactions, the Company and the Company Board shall not take any actions to exempt any person from the “Common Share Ownership Limit” or the “Aggregate Share Ownership Limit” or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Company Charter unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 7.1(c)(i).

Section 5.7             Public Announcements. The Company and Parent, and their respective Subsidiaries (a) shall consult with each other before issuing any press release or otherwise making any public statements that may, or could reasonably be expected to, delay the consummation of the Mergers or with respect to this Agreement or the Mergers, and (b) shall not issue any such press release or make any such public statement without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed) (it being agreed and understood that the parties have agreed on the form and substance of the press release(s) to be made by Parent and the Company upon the execution of this Agreement); provided, however, that the Company and Parent, and their respective Subsidiaries, may, without the prior written consent of the other parties, issue such press release or make such public statement (A) as may be required by applicable Law or the applicable rules of any stock exchange if the party issuing such press release or making such public statement has provided the other party with an opportunity to review and comment (and the parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement, except to the extent it is not reasonably practicable to do so, (B) to the extent that such release or announcement relates to any dispute between the parties hereto relating to this Agreement or the Transactions or (C) if such release or announcement is consistent in tone and substance with previous public releases or announcements made in compliance with this Section 5.7. The restrictions of this Section 5.7 do not apply with respect to the Company to a public release, announcement or disclosure issued in connection with an Adverse Recommendation Change or relating to an Company Acquisition Proposal or as otherwise permitted by Section 5.6, in each case, provided such public release, announcement or disclosure is made in compliance with Section 5.6, and Parent shall not be required by this Section 5.7 to obtain prior consent of the Company with respect to any public release, announcement or disclosure issued in connection with or responsive to any release, announcement or disclosure issued by the Company in connection with an Adverse Recommendation Change or relating to a Company Acquisition Proposal or as otherwise permitted by Section 5.6.

Section 5.8             Directors’ and Officers’ Indemnification.

(a)            From and after the OpCo Merger Effective Time, the Surviving Company and the Surviving OpCo shall, and Parent shall cause the Surviving Company and the Surviving OpCo to, to the fullest extent permitted by applicable Law and as set forth in the D&O Agreements or the organizational documents of such entities in effect as of the date of this Agreement (and made available to Parent prior to the date of this Agreement) concerning indemnification and exculpation, (i) indemnify, defend and hold harmless each current or former director or officer of the Company or any of the Company Subsidiaries and each fiduciary under benefit plans of the Company or any of the Company Subsidiaries (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, actions, suits, penalties, damages or liabilities or, subject to clause (x) of the proviso to this sentence, amounts paid in settlement in connection with any claim, action, suit, proceeding, arbitration, mediation, hearing or investigation, whether civil, criminal, administrative or investigative, arising out of, whether as a party, witness or otherwise, actions or omissions occurring at or prior to the OpCo Merger Effective Time (and whether asserted or claimed prior to, at or after the OpCo Merger Effective Time), including in connection with the negotiation and approval of this Agreement, and (ii) promptly pay on behalf of, or advance to, the Indemnified Party any expenses incurred by such Indemnified Party in connection with the foregoing and in connection with enforcing any rights under this Section 5.8(a) (collectively, the “Indemnified Liabilities”), whether asserted or claimed prior to, at or after the OpCo Merger Effective Time; provided, that (x) none of Parent, the Surviving Company or the Surviving OpCo shall be liable for any settlement effected without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (y) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, none of Parent, the Surviving Company or the Surviving OpCo shall be obligated under this Section 5.8(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event of any such Indemnified Liability, the Surviving Company or the Surviving OpCo, as applicable, shall pay (or cause to be paid) the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly, and in any event within ten (10) days, after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided, that if legally required, the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under applicable Law). In furtherance of the foregoing, Parent hereby fully and irrevocably guarantees the payment and performance of the Surviving Company’s and the Surviving OpCo’s obligations in this Section 5.8(a).

(b)            Parent shall cause the Surviving Company and the Surviving OpCo, as the case may be to, maintain the Company’s officers’ and directors’ liability insurance policies in effect on the date hereof (accurate and complete copies of which have been previously provided to Parent) (the “D&O Insurance”) for a period of not less than six (6) years after the Closing Date; provided, that Parent, the Surviving Company and the Surviving OpCo, as the case may be, may substitute therefor policies of at least the same coverage and amounts with an insurance company with the same or better rating as the Company’s and the Partnership’s current insurance carrier containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring on or prior to the OpCo Merger Effective Time; provided, further, that in no event shall Parent, the Surviving Company or the Surviving OpCo be required to pay annual premiums in the aggregate of more than an amount equal to the percentage set forth in Section 5.8(b) of the Company Disclosure Letter of the current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent, the Surviving Company or the Surviving OpCo, as applicable, shall procure and maintain for such six- (6-) year period the most advantageous policies as can be reasonably obtained for the Maximum Amount. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.8(b), prior to the Company Merger Effective Time, the Company shall purchase (for no more than the Maximum Amount), through an insurance broker reasonably acceptable to Parent, a six- (6-) year prepaid “tail” policy or policies (the “Tail Policy”) that extends coverage under the Company’s D&O Insurance on terms and conditions no less advantageous than the Company’s existing D&O Insurance and, if the Company does not purchase the Tail Policy, Parent may elect to purchase such Tail Policy; provided that, Parent’s, the Surviving Company’s and the Surviving OpCo’s obligations under this Section 5.8(b) shall be satisfied so long as Parent, the Surviving Corporation and the Surviving OpCo cause a Tail Policy to be maintained in effect for a period of six years following the Company Merger Effective Time.

(c)            The obligations of Parent, the Surviving Company and the Surviving OpCo under this Section 5.8 shall survive the Closing and the consummation of the Mergers and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.8 applies (it being expressly agreed that the Indemnified Parties to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8, each of whom (including his or her heirs, executors or administrators and his or her Representatives, successors and assigns) may enforce the provisions of this Section 5.8) without the consent of the Indemnified Party (including the successors, assigns and heirs of such Indemnified Party) affected thereby. In the event that Parent, the Surviving Company, the Surviving OpCo or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Company or the Surviving OpCo, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Company or the Surviving OpCo, as the case may be, shall assume the obligations set forth in this Section 5.8.

(d)            For a period of not less than six (6) years from the OpCo Merger Effective Time, the Surviving Company and the Surviving OpCo shall provide to the Indemnified Parties the same rights to exculpation, indemnification and advancement of expenses as provided to the Indemnified Parties under the provisions of the Company’s and the Company Subsidiaries’ charter, bylaws or similar organizational documents or as provided in indemnification agreements or other agreements of the Company or any of the Company Subsidiaries, in all cases, as in effect as of the date hereof and the Surviving Company’s, the Surviving OpCo’s and any applicable Company Subsidiaries’ charter, bylaws or similar organizational documents shall contain provisions no less favorable than such rights, which provisions shall not be amended, repealed or modified for a period of six (6) years following the OpCo Merger Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties. The contractual indemnification rights set forth in Section 5.8(d) of the Company Disclosure Letter (the “D&O Agreements”) in existence on the date of this Agreement with any of the current or former directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Company and the Surviving OpCo without any further action, and shall continue in full force and effect in accordance with their terms following the OpCo Merger Effective Time.

(e)            The provisions of this Section 5.8 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by applicable Law, contract or otherwise. Nothing in this Agreement, including this Section 5.8, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.9             Notification of Certain Matters.

(a)            The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other Transactions.

(b)           (i) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if (x) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by the Outside Date or (y) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; and (ii) the Company shall give prompt notice to Parent if, to the Company’s Knowledge, the Company or any of the Company Subsidiaries suffer any material violations, breaches, outages, corruptions or unauthorized uses of or unauthorized access to the Company IT Assets; provided, however, with respect to clauses (i) and (ii), that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement and shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(c)            During the Interim Period, the Company shall give prompt notice to Parent (x) upon receipt of notice of any written notice to the effect that any condemnation, eminent domain or rezoning proceedings are pending or threatened with respect to any of the Company Real Properties, (y) upon receipt of any written notice to the effect that any certificate, permit or license from any governmental authority having jurisdiction over any of the Company Real Properties or to the effect that any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Real Properties or that is necessary to permit the lawful use and operation of all utilities, parking areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Real Properties is not in full force and effect (or of any pending written threat of modification or cancellation of any of same) and (z) of any material (i) operational defects that would prevent operation of any Company Real Property in the manner currently being operated or (ii) structural defects of any Company Real Property other than as may be disclosed in any physical condition reports that have been made available to Parent, in each case upon actual knowledge of the Company.

(d)            During the Interim Period, the Company shall give prompt notice to Parent upon receipt by the Company or any Company Subsidiaries of any written notice from any tenant under a Company Space Lease challenging the calculation of any amounts payable by such tenant under such Company Space Lease.

Section 5.10            Dividends. During the Interim Period, (a) the Company and any Company Subsidiary that is a REIT may make distributions to its stockholders reasonably necessary for the Company or any such Company Subsidiary to maintain its status as a REIT under the Code, or avoid the payment of income or excise tax under Sections 857 or 4981 of the Code (or any other entity-level Tax) and (b) the Company and any Company Subsidiary may make distributions (i) in the case of any Company Subsidiary, to the Company to allow the Company to make distributions to its stockholders and (ii) in each case, in accordance with clause (ii) of Section 5.1(c). In the event that a distribution with respect to the Company Common Shares, Company Preferred Shares or Partnership Units permitted under the terms of this Agreement has a record date prior to the Company Merger Effective Time or OpCo Merger Effective Time, as applicable, and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such Company Common Shares, Company Preferred Shares or Partnership Units on the Closing Date immediately prior to the Company Merger Effective Time or OpCo Merger Effective Time, as applicable.

Section 5.11            Other Transactions. During the Interim Period, the Company shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) convert or cause the conversion of one or more wholly owned Company Subsidiaries that are organized as corporations into limited liability companies and one or more Company Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (b) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more wholly owned Company Subsidiaries at a price and on such other terms as designated by Parent, (c) exercise any right of the Company or a Company Subsidiary to terminate or cause to be terminated any Contract to which the Company or a wholly owned Company Subsidiary is a party and (d) sell or cause to be sold any of the assets of the Company or one or more wholly owned Company Subsidiaries at a price and on such other terms as designated by Parent (any action or transaction described in clauses (a) through (d), a “Parent-Approved Transaction”); provided, that (i) neither the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of the Company Subsidiaries, (B) any Contract to which the Company or a Company Subsidiary is a party, or (C) applicable Law, (ii) any transactions contemplated by this Section 5.11, including such conversions, exercises of any rights of termination or other terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Company or its Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article VI having been satisfied (or, with respect to Section 6.2, waived) and receipt by the Company of a written notice from Parent stating that Parent, Company Merger Sub and Parent OpCo are prepared to proceed immediately with the Closing and irrevocably waiving any right to claim that the conditions to their obligations to consummate the Mergers set forth in Section 6.1 and Section 6.2 have not been satisfied (other than the delivery by the Company at the Closing of the certificate specified in Section 6.2(f) and the opinion specified in Section 6.2(c)), together with any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in clauses (a), (b), (c) and (d) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent, Company Merger Sub or Parent OpCo under this Agreement, including the amount of or timing of payment of the Merger Consideration or the obligation to complete the Mergers in accordance with the terms of this Agreement, or prevent or materially delay beyond the Outside Date the ability of the parties hereto to consummate the Transaction, (iv) neither the Company nor any Company Subsidiary shall be required to take any such action that could adversely affect the classification as a REIT of the Company or any Company Subsidiary that is classified as a REIT or could subject the Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981(or other material entity-level Taxes) and (v) neither the Company nor any Company Subsidiary shall be required to take any such action that could result in any U.S. federal, state or local income Tax being imposed on the limited partners of the Partnership or an amount of Taxes being imposed on any stockholder or other equity interest holder of the Company (in such person’s capacity as a stockholder or other equity interest holder of the Company) that are incrementally greater than the Taxes that would be imposed on such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 5.11. Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing; provided that if the Closing does not occur, the parties shall take all action necessary to reverse or otherwise not consummate any such transactions, without any liability to Company or any Company Subsidiary. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 5.11. The Company shall not be deemed to have made an Adverse Recommendation Change or entered into or agreed to enter into an Alternative Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction. The consummation of any Parent-Approved Transaction shall not constitute consummation of a Company Acquisition Proposal for purposes of Section 7.3(b)(iii), nor shall any Company Acquisition Proposal made in respect of a Parent-Approved Transaction constitute a Company Acquisition Proposal for purposes of Section 7.3(b)(iii). Parent shall promptly upon request by the Company, reimburse the Company or the Company Subsidiaries for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 5.11, and Parent and its Subsidiaries, on a joint and several basis, shall indemnify the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries arising therefrom (and in the event the Mergers and the other Transactions are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries not previously reimbursed).

Section 5.12           Taxes.

(a)           Cooperation. Parent, the Company and their affiliates shall use their respective reasonable best efforts to cause the Mergers to qualify for the Intended Income Tax Treatment.

(b)           Tax Representation Letters.

(i)             The Company shall use reasonable best efforts to (A) deliver to Morrison & Foerster LLP (or other counsel described in Section 6.3(d)) and Paul, Weiss, Rifkind, Wharton & Garrison LLP (or other counsel described in Section 6.2(d)) officer’s certificates, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of the Company (a “Company Tax Representation Letter”), containing customary representations of the Company as shall be reasonably necessary or appropriate to enable Morrison & Foerster LLP (or other counsel described in Section 6.3(d)) to render the opinion described in Section 6.3(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act), and Paul, Weiss, Rifkind, Wharton & Garrison LLP (or other counsel described in Section 6.2(d)) to render the opinion described in Section 6.2(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act), and (B) deliver to Morrison & Foerster LLP (or other counsel described in Section 6.2(c)) (“Company’s REIT Counsel”) and Greenberg Traurig, LLP (or other counsel described in Section 6.3(c)) (“Parent’s REIT Counsel”) an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of the Company, containing customary representations of the Company as shall be reasonably necessary or appropriate to enable the Company’s REIT Counsel to render the opinion described in Section 6.2(c) (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act), and Parent’s REIT Counsel to render the opinion described in Section 6.3(c) (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

(ii)            Parent shall use reasonable best efforts to (A) deliver to Morrison & Foerster LLP (or other counsel described in Section 6.3(d)) and Paul, Weiss, Rifkind, Wharton & Garrison LLP (or other counsel described in Section 6.2(d)) officer’s certificates, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent (a “Parent Tax Representation Letter”), containing customary representations of Parent as shall be reasonably necessary or appropriate to enable Morrison & Foerster LLP (or other counsel described in Section 6.3(d)) to render the opinion described in Section 6.3(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act), and Paul, Weiss, Rifkind, Wharton & Garrison LLP (or other counsel described in Section 6.2(d)) to render the opinion described in Section 6.2(d) on the Closing Date (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act), and (B) deliver to Parent's REIT Counsel an officer’s certificate, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4), signed by an officer of Parent, containing customary representations of Parent as shall be reasonably necessary or appropriate to enable the Parent’s REIT Counsel to render the opinion described in Section 6.3(c) (and, if required, as of the effective date of the Form S-4, satisfying the requirements of Item 601 of Regulation S-K under the Securities Act).

(c)            REIT Matters. The Company shall use reasonable best efforts to take all actions, and refrain from taking all actions, as are reasonably necessary to ensure that the Company (and any Company Subsidiary that is classified as a REIT) (i) will qualify for taxation as a REIT for U.S. federal income tax purposes for its current taxable year and any other taxable year that includes the Closing Date, and (ii) will not become liable for U.S. federal income Tax under Section 857(b) or 4981 of the Code. During the Interim Period, the Company shall use reasonable best efforts to accommodate all reasonable requests of Parent with respect to maintenance of the REIT status of the Company (and any Company Subsidiary that is classified as a REIT) for the Company’s 2026 taxable year.

(d)            Transfer Taxes; Mitigation of Taxes. Parent shall, with the Company’s good faith cooperation and assistance, prepare, execute and file, or cause to be prepared, executed and filed, all returns, questionnaires, applications or other documents regarding Transfer Taxes, and Parent and the Company shall reasonably cooperate to minimize the amount of such Transfer Taxes to the extent permitted by applicable Law. Parent and the Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

Section 5.13           Tax Forms. The Partnership shall use its commercially reasonable efforts to obtain (to the extent not already in its possession) and deliver to Company Merger Sub at or prior to the OpCo Merger a duly executed IRS Form W-9 from each holder of Partnership Units (other than the Company) that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code).

Section 5.14           Listing. Prior to the Closing, Parent and its Representatives shall prepare and cause to be filed with the NYSE a supplemental listing application with respect to the shares of Parent Common Stock to be issued in the Company Merger (the “Listing”). Parent shall use its reasonable best efforts to have the Listing accepted by the NYSE as promptly as practicable after its submission such that the Parent Common Stock to be issued in the Company Merger will be listed immediately following the Company Merger Effective Time. The Company shall furnish all information concerning itself and its affiliates and provide such other assistance as may be reasonably requested by Parent in connection with the preparation and filing of the supplemental listing application.

Section 5.15           Rule 16b-3 Matters. Prior to the Company Merger Effective Time, the Company Board (or an appropriate committee thereof) shall take such actions as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.16            Prepayment of Indebtedness. The Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date (with drafts being delivered in advance as reasonably requested by Parent and no later than ten (10) Business Days prior to the Closing) (a) copies of Payoff Letters (subject to the delivery of funds as arranged by the Company in consultation with Parent) with respect to the Existing Credit Facility and the Mortgage Notes and (b) all customary documentation relating to the release of all related Liens and guarantees with respect to the Existing Credit Facility and the Mortgage Notes (in each case, including any mortgage releases and termination statements on Form UCC-3 or other releases); provided, however, that the Company shall not be required to obtain any Payoff Letters that are not conditioned on, and subject to, the occurrence of the Closing.

Section 5.17            Company Interim Period Actions. During the Interim Period, the Company shall use commercially reasonable efforts to take the actions set forth in Section 5.17 of the Company Disclosure Letter. Notwithstanding anything to the contrary herein, the Company’s breach of any of the covenant required to be performed by it under this Section 5.17 shall not be considered in determining the satisfaction of the conditions set forth in Section 6.2.

Section 5.18            Parent OpCo Partnership Agreement Amendment. At the OpCo Merger Effective Time, Parent shall, and shall cause any applicable Parent Subsidiary to, adopt an amendment to the Parent OpCo Partnership Agreement, substantially in the form of Exhibit A attached hereto (the “Parent OpCo Partnership Agreement Amendment”).

Section 5.19            Parent Obligations; Company Obligations. Parent shall cause Company Merger Sub, Parent OpCo, and OpCo Merger Sub to comply with and perform all of their respective obligations under this Agreement, upon the terms and subject to the conditions of this Agreement. The Company shall cause Partnership and each Subsidiary of the Company to comply with and perform all of their respective obligations under this Agreement, upon the terms and subject to the conditions of this Agreement.

Section 5.20            Interest Rate Swap Transaction Cooperation Efforts. Prior to the Company Merger Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to assist Parent in undertaking all things reasonably necessary, proper or advisable, in each case, as reasonably requested by Parent to maintain the interest rate swap transactions described under Section 5. 1(v)(i)(A – C).

Article VI

CONDITIONS TO CONSUMMATION OF THE MERGERS

Section 6.1            Conditions to Each Party’s Obligations to Effect the Mergers. The respective obligations of each party hereto to consummate the Mergers are subject to the fulfillment at or prior to the Closing of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby (which waiver shall be in such party’s sole discretion), to the extent permitted by applicable Law:

(a)            Company Requisite Vote. The Company shall have obtained the Company Requisite Vote.

(b)            Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be the subject of any stop order or pending or threatened in writing proceeding seeking a stop order.

(c)            No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Mergers illegal or otherwise restricting, preventing or prohibiting consummation of the Mergers.

(d)            NYSE Listing. The shares of Parent Common Stock to be issued in the Company Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 6.2             Conditions to the Obligations of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub. The obligations of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub to effect the Mergers are further subject to the fulfilment at or prior to the Closing of each of the following conditions, any or all of which may be waived in whole or in part by Parent, to the extent permitted by applicable Law:

(a)            Representations and Warranties.

(i)             Each of the representations and warranties made by the Company in Section 3.1(a), Section 3.1(b), Section 3.2(c), the first sentence of Section 3.2(d), the sixth sentence and the last sentence of Section 3.2(f), Section 3.2(g)(i)-(iv), Section 3.3 and Section 3.23 (collectively, the “Company Fundamental Representations”) (x) that are qualified by materiality or by Company Material Adverse Effect shall be true and correct in all respects as of the Closing Date as though made on and as of such date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be so true and correct at and as of such date), and (y) that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date);

(ii)            the representations and warranties of the Company and the Partnership contained in Section 3.2(a), Section 3.2(b) and Section 3.2(f) (other than the sixth sentence and the last sentence of Section 3.2(f)) shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such date);

(iii)           the representations and warranties of the Company and the Partnership contained in Section 3.7(b) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all respects at and as of such date); and

(iv)           except for the Company Fundamental Representations referred to in clause (i) above, and the representations and warranties in the foregoing clauses (ii) and (iii), each of the representations and warranties of the Company and the Partnership contained in Article III shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Company Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Performance and Obligations of the Company. Each of the Company and the Partnership shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)           REIT Opinion. The Company shall have received a tax opinion of Company’s REIT Counsel (or in the event that Company’s REIT Counsel is unable or unwilling to provide a tax opinion, such other nationally recognized law firm reasonably satisfactory to Parent), on which Parent shall be entitled to rely, dated as of the Closing Date in the form of Exhibit B attached hereto (the “Company REIT Opinion”), with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, which opinion concludes (subject to customary assumptions, qualifications and representations, including representations made by the Company and the Company Subsidiaries in a tax representation letter provided pursuant to Section 5.12(b), dated as of the Closing Date) that the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for all taxable periods commencing with the Company’s taxable year ended December 31, 2016, through and including its taxable year that ends on the Closing Date.

(d)           Section 368 Opinion. Parent shall have received the written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, tax counsel to Parent (or in the event that Paul, Weiss, Rifkind, Wharton & Garrison LLP is unable or unwilling to provide a written opinion, such other nationally recognized law firm reasonably satisfactory to Parent), dated as of the Closing Date in the form of Exhibit D attached hereto (the “Parent Section 368 Opinion”), which opinion concludes (subject to customary assumptions, qualifications and representations, and on the basis of facts, representations and assumptions set forth or referred to in such opinion) the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Paul, Weiss, Rifkind, Wharton & Garrison LLP or such other law firm reasonably satisfactory to Parent may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter. For the avoidance of doubt, the parties hereto agree that Morrison & Foerster LLP is a nationally recognized law firm reasonably satisfactory to Parent for purposes of this Section 6.2(d).

(e)            Absence of Material Adverse Change. From the date of this Agreement through the Closing Date, there shall not have occurred a change, event, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)             Closing Certificate. Parent shall have received a certificate signed on behalf of the Company, by an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(e) are satisfied.

Section 6.3             Conditions to Obligations of the Company and the Partnership. The obligations of the Company and the Partnership to effect the Mergers are further subject to the fulfilment at or prior to the Closing of each of the following conditions, any or all of which may be waived in whole or in part by the Company, to the extent permitted by applicable Law:

(a)            Representations and Warranties.

(i)             Each of the representations and warranties made by Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub in Section 4.1(a), Section 4.1(b), Section 4.2(c), the first sentence of Section 4.2(d), Section 4.3, and Section 4.11 (collectively, the “Parent Fundamental Representations”) (x) that are qualified by materiality or by Parent Material Adverse Effect shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be so true and correct at and as of such date), and (y) that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be so true and correct at and as of such date);

(ii)            the representations and warranties of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub contained in Section 4.2(a), Section 4.2(b) and Section 4.2(f) shall be true and correct in all but de minimis respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such date);

(iii)            the representations and warranties of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub contained in Section 4.7(b) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all respects at and as of such date); and

(iv)           except for the Parent Fundamental Representations referred to in clause (i) above, and the representations and warranties in the foregoing clauses (ii) and (iii), each of the representations and warranties of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub contained in Article IV shall be true and correct (determined without regard to any qualification by any of the terms “material” or “Parent Material Adverse Effect” therein) as of the Closing Date as though made on and as of the Closing Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)            Performance and Obligations of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub. Each of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c)            REIT Opinion. Parent shall have received a tax opinion of Parent’s REIT Counsel (or in the event that Parent’s REIT Counsel is unable or unwilling to provide a tax opinion, such other another nationally recognized law firm reasonably satisfactory to the Company), dated as of the Closing Date in the form of Exhibit C attached hereto (the “Parent REIT Opinion”), with such changes as are mutually agreeable to Parent and the Company, such agreement not to be unreasonably withheld, which opinion concludes (subject to customary assumptions, qualifications and representations, including representations made by Parent and the Parent Subsidiaries in a tax representation letter provided pursuant to Section 5.12(b), (ii), and representations made by the Company and the Company Subsidiaries in a tax representation letter provided pursuant to Section 5.12(b)(i), in each case dated as of the Closing Date) that Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for all taxable periods commencing with the Parent’s taxable year ended December 31, 2019 through and including its taxable year that includes the Closing Date.

(d)            Section 368 Opinion. The Company shall have received the written opinion of Morrison & Foerster LLP, tax counsel to the Company (or in the event that Morrison & Foerster LLP is unable or unwilling to provide a written opinion, such other nationally recognized law firm reasonably satisfactory to the Company), dated as of the Closing Date in the form of Exhibit E attached hereto (the “Company Section 368 Opinion”), which opinion concludes (subject to customary assumptions, qualifications and representations, and on the basis of facts, representations and assumptions set forth or referred to in such opinion) the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Morrison & Foerster LLP or such other law firm reasonably satisfactory to the Company may rely upon the Company Tax Representation Letter and the Parent Tax Representation Letter. For the avoidance of doubt, the parties hereto agree that Paul, Weiss, Rifkind, Wharton & Garrison LLP is a nationally recognized law firm reasonably satisfactory to the Company for purposes of this Section 6.3(d).

(e)            Absence of Material Adverse Change. From the date of this Agreement through the Closing Date, there shall not have occurred a change, event, state of facts or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f)            Closing Certificate. The Company shall have received a certificate signed on behalf of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub by an executive officer of Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub, dated as of the Closing Date, certifying that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(e) are satisfied.

Section 6.4            Frustration of Closing Conditions. No party may rely, either as a basis for not consummating the Mergers or the other Transactions or terminating this Agreement and abandoning the Mergers, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure of any such condition was primarily caused by such party’s failure to act in good faith or to perform in all material respects such party’s covenants and obligations set forth in this Agreement, subject to the terms and conditions of this Agreement.

Article VII

TERMINATION

Section 7.1            Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing Date, whether before or after the receipt of the Company Requisite Vote:

(a)            by the mutual written consent of Parent and the Company; or

(b)            by either the Company, on the one hand, or Parent, on the other hand, by written notice to the other, if:

(i)             any Governmental Entity of competent authority shall have issued an order, decree, ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the Mergers substantially on the terms contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to perform any covenant or obligation under this Agreement has been the principal cause of, or principally resulted in, such order, decree, ruling or action (it being understood that a failure to comply with any covenant or obligation under this Agreement by Company Merger Sub, Parent OpCo or OpCo Merger Sub shall be deemed to be a failure to comply by Parent for all purposes of this Agreement);

(ii)            the Mergers shall not have been consummated on or before 11:59 p.m. (New York City time) on February 3, 2027 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to the Company, if the Company or the Partnership, or to Parent, if Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub, as applicable, shall have breached in any material respect its obligations under this Agreement in any manner that shall have been the principal cause of, or principally resulted in, the failure to consummate the Mergers on or before such date; or

(iii)            the Company Requisite Vote shall not have been obtained at a duly held Company Common Stockholders’ Meeting or any adjournment or postponement thereof at which the Company Merger is voted upon; or

(c)            by written notice from the Company to Parent, if:

(i)             prior to obtaining the Company Requisite Vote, the Company Board has approved, and substantially concurrently with the termination of this Agreement, the Company enters into, a definitive agreement providing for the implementation of a Superior Proposal, but only if the Company has complied in all but de minimis respects with its obligations under Section 5.6; provided, that the Company shall have previously paid or substantially concurrently pays (or causes to be paid) the Company Termination Fee in accordance with Section 7.3(b) (and such termination shall not be effective until the Company has paid such Company Termination Fee in accordance with Section 7.3(b)); or

(ii)            Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not cured or cannot be cured prior to the earlier of (x) forty-five (45) days following notice to Parent from the Company of such breach or failure and (y) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if the Company or the Partnership is then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure to be satisfied of the conditions set forth in Section 6.2(a) or Section 6.2(b); or

(iii)            (A) all of the conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied or waived (with respect to waived, by the Party entitled to the benefit of such condition) (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (B) of this Section 7.1(c)(iii) if the Closing were to occur on the date of such notice), (B) on or after the date the Closing should have occurred pursuant to Section 1.5, the Company has delivered written notice to Parent to the effect that all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived (with respect to waived, by the Party entitled to the benefit of such condition) (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and the Company and the Partnership are prepared to consummate the Closing, and (C) Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub fails to consummate the Closing on or before the fifth (5th) Business Day after delivery of the notice referenced in clause (B) of this Section 7.1(c)(iii), and the Company and the Partnership were prepared to consummate the Closing during such five (5) Business Day period; or

(d)           by written notice from Parent to the Company, if:

(i)             the Company or the Partnership shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not cured or cannot be cured prior to the earlier of (x) forty-five (45) days following notice to the Company from Parent of such breach or failure and (y) the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub is then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure to be satisfied of the conditions set forth in Section 6.3(a) or Section 6.3(b); or

(ii)            prior to obtaining the Company Requisite Vote, (A) the Company Board shall have effected an Adverse Recommendation Change, (B) the Company shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Company Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders) within ten (10) Business Days after the commencement (pursuant to Rule 14d-2 of the Exchange Act) of such tender offer or exchange offer, (C) the Company Board shall have failed to publicly reaffirm the Company Recommendation within ten (10) Business Days after the date a Company Acquisition Proposal shall have been publicly announced (or if the Company Common Stockholders’ Meeting is scheduled to be held within ten (10) Business Days from the date a Company Acquisition Proposal is publicly announced, promptly and in any event prior to the date on which the Company Common Stockholders’ Meeting is scheduled to be held), it being understood that the Company Board will have no obligation to take such action on more than one occasion in respect of any specific Company Acquisition Proposal (unless such Company Acquisition Proposal has been publicly materially modified, in which case the Company Board shall take such action within ten (10) Business Days after the date such material modification is made public, it being understood that the Company Board will have no obligation to take such action on more than one occasion in respect of any specific material modification), or (D) the Company enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.6); or

(iii)            (A) all of the conditions set forth in Section 6.1 and Section 6.3 shall have been satisfied or waived (with respect to waived, by the Party entitled to the benefit of such condition) (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (B) of this Section 7.1(d)(iii) if the Closing were to occur on the date of such notice), (B) on or after the date the Closing should have occurred pursuant to Section 1.5, Parent has delivered written notice to the Company to the effect that all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (with respect to waived, by the Party entitled to the benefit of such condition) (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions to be satisfied at the Closing would be satisfied as of the date of such notice if the Closing were to occur on the date of such notice) and Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub are prepared to consummate the Closing, and (C) the Company and the Partnership fail to consummate the Closing on or before the fifth (5th) Business Day after delivery of the notice referenced in clause (B) of this Section 7.1(d)(iii), and Parent, Company Merger Sub, Parent OpCo or OpCo Merger were prepared to consummate the Closing during such five (5) Business Day period.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give a notice of such termination to the other party setting forth the basis on which such party is terminating this Agreement.

Section 7.2             Effect of the Termination. In the event of the valid termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub, the Company or the Partnership or their respective affiliates or Representatives, relating to, based on or arising under or out of this Agreement, the Transactions or the subject matter hereof (including the negotiation and performance of this Agreement), except (a) Section 5.3(b), this Section 7.2, Section 7.3 and Article VIII and the indemnification, payment and reimbursement provisions contained in the last sentence of, and the proviso contained in the second sentence of, Section 5.11 shall each survive any termination of this Agreement, (b) the Confidentiality Agreement (provided, that with respect to the Confidentiality Agreement, Company Merger Sub, Parent OpCo and OpCo Merger Sub shall each be treated as if they were a party thereto to the same extent as Parent) shall continue in full force and effect in accordance with its terms and (c) subject to Section 7.3(d) and Section 8.8, nothing herein shall relieve any party from any liability for any fraud or any Willful and Intentional Breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination (provided that, notwithstanding anything to the contrary herein, except with respect to Section 5.3(b), the indemnification, payment and reimbursement provisions contained in the last sentence of, and the proviso contained in the second sentence of, Section 5.11 and the Confidentiality Agreement, in no event shall any party be liable for monetary damages (including monetary damages for fraud or Willful and Intentional Breach) or monetary damages in lieu of specific performance in the aggregate in excess of an amount equal to $15,000,000 (inclusive of any Company Termination Fee or Parent Termination Fee) plus the Enforcement Costs (if any)).

Section 7.3             Fees and Expenses.

(a)            Except as otherwise set forth in this Agreement, whether or not the Mergers are consummated, all expenses incurred in connection with this Agreement and the other Transactions shall be paid by the party incurring such expenses.

(b)            In the event that this Agreement is terminated:

(i)             by Parent pursuant to Section 7.1(d)(ii),

(ii)            by the Company pursuant to Section 7.1(c)(i),

(iii)           (A) (1) by the Company or Parent pursuant to Section 7.1(b)(ii) and a Company Acquisition Proposal shall have been received by the Company or its Representatives after the date of this Agreement or (2) by the Company or Parent pursuant to Section 7.1(b)(iii) and a Person shall have publicly proposed or publicly announced, after the date hereof and prior to the Company Common Stockholders’ Meeting, an intention (whether or not conditional) to make a Company Acquisition Proposal and (B) within twelve (12) months after a termination referred to in this Section 7.3(b)(iii) the Company enters into a definitive agreement relating to, or consummates, any Company Acquisition Proposal (with, for purposes of this clause (B), the references to “15%” in the definition of “Company Acquisition Proposal” being deemed to be references to “50%”),

(iv)           by Parent pursuant to Section 7.1(d)(i), or

(v)            by Parent pursuant to Section 7.1(d)(iii),

then the Company shall pay (or cause to be paid) as directed by Parent the Company Termination Fee by wire transfer of same day funds to an account designated by Parent. The payment of the Company Termination Fee shall be made (1) in the case of a payment pursuant to Section 7.3(b)(i), Section 7.3(b)(iv) or Section 7.3(b)(v), within two (2) Business Days after the date of such termination by Parent, (2) in the case of a payment pursuant to Section 7.3(b)(ii), prior to or substantially concurrently with such termination by the Company and (3) in the case of a payment pursuant to Section 7.3(b)(iii), within two (2) Business Days after the earlier of entry into a definitive agreement relating to the Company Acquisition Proposal referred to in clause (B) of Section 7.3(b)(iii) and consummation of such Company Acquisition Proposal.

(c)            In the event that this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iii), then Parent shall pay (or cause to be paid) as directed by the Company the Parent Termination Fee by wire transfer of same day funds to an account designated by the Company. The payment of the Parent Termination Fee shall be made within two (2) Business Days after the date of such termination by the Company.

(d)            The Company and Parent agree that the agreements contained in this Section 7.3 are an integral part of the Transactions and that the Company Termination Fee and the Parent Termination Fee (as applicable) is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate (x) Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub in the circumstances in which the Company Termination Fee is payable or (y) the Company and the Partnership in the circumstances in which the Parent Termination Fee is payable, in each case, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers. If Parent or the Company receives the full payment of the applicable Company Termination Fee or the Parent Termination Fee (as applicable), together with any applicable Enforcement Costs and, in the case of the Company, any applicable amounts pursuant to the indemnification, payment and reimbursement provisions contained in the last sentence of, and the proviso contained in the second sentence of, Section 5.11, from (or on behalf of) the Company or Parent (as applicable), the receipt by Parent of the applicable Company Termination Fee and any applicable Enforcement Costs or by the Company of the Parent Termination Fee, any applicable Enforcement Costs and any applicable amounts pursuant to the indemnification, payment and reimbursement provisions contained in the last sentence of, and the proviso contained in the second sentence of, Section 5.11 shall be the sole and exclusive remedy (other than in the event of fraud or Willful and Intentional Breach, which shall be subject to the proviso in clause (c) of Section 7.2) for any and all losses, liabilities, costs, expenses or damages suffered by Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub, on the one hand, or by the Company and the Partnership, on the other hand (or any of their respective affiliates or Representatives) in connection with this Agreement (and the breach or termination hereof), the Mergers and the other Transactions (and the failure to consummate or abandonment thereof), any claims or actions under applicable Law arising out of any such breach, termination, failure or abandonment or any matter forming the basis therefor. In no event shall Parent or the Company be entitled to receive both specific performance to cause the Closing to occur and payment of a Company Termination Fee or Parent Termination Fee (as applicable). In the event that the Company or Parent fails to timely pay the other the Company Termination Fee or Parent Termination Fee (as applicable) when due pursuant to Section 7.3(b) and Section 7.3(c) (as applicable) and Parent or the Company (as applicable) is required to commence a litigation to seek all or a portion of the amounts payable under this Section 7.3, and it prevails in such litigation, it shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under this Section 7.3, all reasonable, documented and out-of-pocket expenses (including documented and reasonable out-of-pocket attorneys’ fees of one outside counsel) which it has incurred in enforcing its rights hereunder, together with interest on the amount of the applicable Company Termination Fee or Parent Termination Fee (as applicable) from the date payment such amount was due to the date of actual payment at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment was required to be made (“Enforcement Costs”). The parties agree that in no event shall the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee (as applicable) on more than one occasion.

Article VIII

MISCELLANEOUS

Section 8.1            Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any other certificate delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive beyond the Company Merger Effective Time or the OpCo Merger Effective Time, as applicable, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Company Merger Effective Time or OpCo Merger Effective Time (including the covenants and agreements in Section 5.8 and this Article VIII). The covenants to be performed prior to or at the Closing shall terminate at the Closing.

Section 8.2             Entire Agreement; Assignment.

(a)           This Agreement (including the exhibits, schedules and other documents delivered pursuant hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b)            Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred, in whole or in part, by operation of Law (including by merger or consolidation) or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of this Section 8.2(b) shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 8.3             Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered if delivered personally or as of the date sent if sent by email (notice deemed given upon transmission so long as there is no return error message or other notification of non-delivery received by the sender) and (b) on the next Business Day if sent by prepaid overnight carrier (providing proof of delivery), to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)            if to Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub:

c/o Global Net Lease, Inc.

650 Fifth Avenue, 30th Floor

New York, NY 10019

Attention:	Michael Weil, Chief Executive Officer Jesse Charles Galloway, Executive Vice President & General Counsel
Email:	[Intentionally Omitted]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

Attention:	Ross A. Fieldston
Jeffrey D. Marell
Email:	rfieldston@paulweiss.com
jmarell@paulweiss.com

(b)            if to the Company or the Partnership:

Modiv Industrial, Inc.

1500 North Grant Street #5609

Denver, CO 80203

Attention:	Aaron Halfacre
Email:	[Intentionally Omitted]

and

Modiv Operating Partnership, LP
120 Newport Center Drive
Newport Beach, CA 92660

Attention:	John Raney
Email:	[Intentionally Omitted]

with a copy (which shall not constitute notice) to:

Morrison & Foerster LLP
2100 L Street NW, Suite 900
Washington, DC 20037

Attention:	Andrew Campbell
Lauren Bellerjeau
Joseph Sulzbach
Email:	andycampbell@mofo.com
lbellerjeau@mofo.com
jsulzbach@mofo.com

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 8.4             Governing Law and Venue; Waiver of Jury Trial.

(a)            This Agreement and all disputes, claims or controversies (whether based on Contract, tort or otherwise) arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement and the Transactions shall be governed by and construed in accordance with the Laws of the State of Maryland (other than with respect to issues relating to the Company Merger and the OpCo Merger that are required to be governed by the DRULPA or DLLCA), in each case without regard to its rules of conflict of laws that would result in the application of any laws other than those specified above.

(b)            Each of the parties hereto hereby (i) expressly, irrevocably and unconditionally submits to and agrees to be subject to the exclusive personal jurisdiction of the Circuit Court of Baltimore City, Maryland and/or the U.S. District Court for the District of Maryland, Northern Division (the “Chosen Courts”), for the purpose of any claim, action, suit, proceeding or counterclaim (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims, actions, suits or proceedings may and shall be brought before, and determined by, only a Chosen Court with subject matter jurisdiction over such claim(s), action(s), suit(s) or proceeding(s), (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it will not (except for a suit on the judgment as expressly permitted by Section 8.4(d)) bring any claim, action, suit, proceeding or counterclaim relating to this Agreement or the Transactions in any court other than a Chosen Court. In any judicial proceeding in the Courts of the State of Maryland, each of the parties further consents to the assignment of such proceeding to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof).

(c)            Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any other claim, action, suit, proceeding or counterclaim relating to the Transactions, on behalf of itself or its property, in the manner provided by Section 8.3 and nothing in this Section 8.4 shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

(d)           Each party hereto agrees that a final judgment in any claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e)            EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.4(e).

Section 8.5             Interpretation; Certain Definitions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, exhibit or schedule, such reference shall be to an Article or Section of, or an exhibit or schedule to, this Agreement and the Company Disclosure Letter or the Parent Disclosure Letter (as applicable) unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase, “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. Any references to any Contract are to such Contract as amended, modified, supplemented, restated or replaced from time to time. References to a Person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America. All references to wholly owned Company Subsidiaries shall mean the Partnership and any Company Subsidiary directly or indirectly wholly owned by the Partnership. All references to the “ordinary course of business” shall mean the “ordinary course of business consistent with past practice”. Except when used together with the word “either”, the term “or” has the inclusive meaning represented by the phrase “and/or”. Where this Agreement states that a party hereto “shall,” “will” or “must” perform in some manner, it means that the party hereto is legally obligated to do so under this Agreement. Any reference to “days” means calendar days unless Business Days are expressly specified. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.

Section 8.6             Parties In Interest. This Agreement shall be binding upon, inure solely to the benefit of and be enforceable by each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, including the right to rely upon the representations and warranties set forth herein; provided, however, (a) from and after the Company Merger Effective Time and OpCo Merger Effective Time (as applicable), the holders of Company Common Shares, Company Preferred Shares and Partnership Units that are converted into the right to receive the applicable Merger Consideration as of immediately prior to the Company Merger Effective Time and OpCo Merger Effective Time (as applicable) shall be intended third-party beneficiaries solely for the purpose of receiving the Merger Consideration that such holder is entitled pursuant to Section 2.1(b), Section 2.2(a), Section 2.2(b) and Section 2.3(i) (as applicable) and (b) the Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 5.8. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 8.10 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7             Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions are consummated as originally contemplated to the fullest extent possible.

Section 8.8             Specific Performance.

(a)            The parties hereto agree that irreparable harm, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that any party hereto does not perform any of the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Mergers and the other Transactions) in accordance with this Agreement’s specified terms or otherwise breaches such provisions. Accordingly, the parties acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance or other equitable relief to prevent and/or remedy a breach of this Agreement by any other party hereto and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which such party is entitled at Law or in equity. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance, or other equitable relief on the basis that there is an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party hereto seeking an injunction or injunctions to prevent a breach or breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with the request for or grant of any such order or injunction. Each party hereto agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b)            The parties hereto further agree (i) the seeking of remedies pursuant to Section 8.8(a) shall not in any respect constitute a waiver by any party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.3, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 8.8(a) are not available or otherwise not granted and (ii) nothing set forth in this Agreement shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 8.8 prior to or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding by any party hereto seeking remedies pursuant to Section 8.8(a) or anything set forth in this Section 8.8 restrict or limit such party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)            Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Agreement, each party hereto covenants, agrees and acknowledges that no Persons other than the other parties hereto have any liabilities, obligations, commitments (whether known or unknown or whether contingent or otherwise) hereunder.

Section 8.9            Amendment. Any provision of this Agreement may be amended by written agreement by the Company, the Partnership, Parent, Company Merger Sub, Parent OpCo and OpCo Merger Sub at any time before or after approval of the Company Merger by the Company Requisite Vote but, after such approval, no amendment shall be made which requires the approval of any such stockholder under applicable Law without obtaining such further approvals. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto.

Section 8.10            Extension; Waiver. At any time prior to the Closing Date, each party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any breaches or inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) subject to Section 8.9, waive compliance by the other parties with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, the Partnership, Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right, power or privilege hereunder. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 8.11            Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall be considered one and the same agreement. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.12            Definitions.

Term	Section
Acceptable Confidentiality	5.6(b)
Agreement Adverse Recommendation Change	5.6(d)
Agreement	Preamble
Alternative Acquisition Agreement	5.6(a)
Bankruptcy and Equity Exception	3.3(a)
Book-Entry Share	2.3(a)
Book-Entry Unit	2.3(a)
Capital Expenditure Budget	5.1(p)
Capitalization Date	3.2(a)
Certificate	2.3(a)
Certificate of Limited Partnership	1.2(b)
Chosen Courts	8.4(b)
Class C Common Shares	3.2(a)
Class C Units	Recitals
Class S Common Shares	3.2(a)
Class X Units	Recitals
Closing	1.5
Closing Date	1.5
COBRA	3.11(e)
Company	Preamble
Company Board	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Share	2.1(b)(i)
Company Common Share Merger Consideration.	2.1(b)(i)
Company Common Stockholders	Recitals
Company Common Stockholders’ Meeting	5.4(c)
Company Common Shares	2.1(b)(i)
Company Disclosure Letter	Article III
Company Employee Benefit Plan	3.11(a)
Company Employee Benefit Plans	3.11(a)
Company Financial Statements	3.5(b)
Company Fundamental Representations	6.2(a)(i)
Company Intellectual Property	3.16(b)
Company IT Assets	3.16(e)
Company Leased Real Property	3.14(c)
Company Leases	3.14(c)
Company Material Contract	3.17(b)(xiii)
Company Merger	Recitals
Company Merger Articles of Merger	1.4(a)
Company Merger Certificate	1.4(a)
Company Merger Effective Time	1.4(a)
Company Merger Sub	Preamble
Company Permits	3.9(a)
Company Preferred Share Merger Consideration.	2.1(b)(ii)
Company Recommendation	Recitals

Term	Section
Company REIT Opinion	6.2(c)
Company Relevant Partnership Interests	8.12(l)
Company Requisite Vote	3.20
Company SEC Documents	3.5(a)
Company Section 368 Opinion	6.3(d)
Company Space Leases	3.14(d)
Company Tax Representation Letter	5.12(b)(i)
Company Title Insurance Policy	3.14(m)
Company’s REIT Counsel	5.12(b)(i)
Converted Class X Unit	2.2(a)(i)
D&O Agreements D&O Insurance	5.8(d) 5.8(b)
DLLCA	Recitals
DPA	4.19
DRULPA	Recitals
DSOS	1.4(a)
Effect	8.12(g)
Enforcement Costs	7.3(d)
ERISA	3.11(a)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Excluded Shares	2.1(c)
Excluded Units	2.2(c)
Existing Indebtedness	3.17(b)(iv)
Existing Loan Documents	3.17(b)(iv)
FCPA	3.9(c)
Fractional Per Company Common Share Merger Consideration	2.1(b)(i)
Fractional Per OpCo Common Unit Merger Consideration	2.2(a)(ii)
GAAP	3.5(b)
Ground Lease	3.14(b)
Ground Leased Real Property	3.14(b)
Ground Leases	3.14(b)
Huntington	5.1(v)
Huntington ISDA	5.1(v)
Indemnified Liabilities	5.8(a)
Indemnified Parties	5.8(a)
Indemnified Party	5.8(a)
Inquiry	5.6(a)
Intended Income Tax Treatment	Recitals
Interim Period	5.1
IRS	3.11(d)
Joint Proxy Statement/Prospectus	5.4(a)
KeyBank	5.1(v)
KeyBank ISDA	5.1(v)
Listing	5.14

Term	Section
Material Company Space Lease	3.14(d)
Maximum Amount	5.8(b)
Mergers	Recitals
MGCL	Recitals
Multiemployer Plan	3.11(b)
Notice of Change of Recommendation	5.6(e)
Notice of Change Period	5.6(e)
NYSE	3.4(b)
OpCo Common Unit Merger Consideration	2.2(a)(ii)
OpCo Merger	Recitals
OpCo Merger Certificate	1.4(b)
OpCo Merger Effective Time	1.4(b)
OpCo Merger Sub	Preamble
Other Required Filing	5.4(d)
Outside Date	7.1(b)(ii)
Owned Real Property	3.14(a)
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Letter	Article IV
Parent Financial Statements	4.5(b)
Parent Fundamental Representations	6.3(a)(i)
Parent OP Units	2.2(a)(ii)
Parent OpCo	Preamble
Parent OpCo Partnership Agreement Amendment	5.18
Parent OpCo Units	4.2(f)
Parent Permits	4.9(a)
Parent Preferred OpCo Units	4.2(f)
Parent Preferred Stock	4.2(a)
Parent Prospectus	5.4(a)
Parent REIT Opinion	6.3(c)
Parent SEC Documents	4.5(a)
Parent Section 368 Opinion	6.2(d)
Parent Series A Preferred Stock	4.2(a)
Parent Series B Preferred Stock	4.2(a)
Parent Series D Preferred Stock	4.2(a)
Parent Series E Preferred Stock	4.2(a)
Parent Tax Representation Letter	5.12(b)(ii)
Parent’s REIT Counsel	5.12(b)(ii)
Parent-Approved Transaction	5.11
Participation Agreements	3.14(e)
Participation Interest	3.14(e)
Participation Party	3.14(e)
Partnership	Preamble
Partnership Units	Recitals
Per Company Common Share Merger Consideration	2.1(b)(i)

Term	Section
Per Company Preferred Share Merger Consideration	2.1(b)(ii)
Per OpCo Common Unit Merger Consideration	2.2(a)(ii)
Permit	3.9(a)
PEO Plan	3.11(a)
PEO Plans	3.11(a)
Plan	3.11(a)
Plans	3.11(a)
Proxy Date	5.4(c)
Proxy Statement	5.4(a)
QRS	3.13(c)
Registration Statement	4.6(a)
REIT	3.13(b)
REIT Requirements	8.12(m)
Remedy	5.5(c)
Rent Rolls	3.14(d)
Sarbanes-Oxley Act	3.5(a)
SDAT	1.4(a)
Surviving Company	1.1(a)
Surviving OpCo	1.1(b)
Takeover Statutes	4.20
Third Party	3.14(f)
Transaction Litigation	5.5(b)
Transactions	Recitals
Transfer Taxes	5.12(d)
TRS	3.13(c)
Truist Bank	5.1(v)
Truist ISDA	5.1(v)
WARN	3.12(g)

In addition to the other terms defined throughout this Agreement, which are listed above, the following terms shall have the following meanings when used in this Agreement:

(a)            “affiliate” or “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

(b)            “Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by applicable Law to close.

(c)            “Class X Award” means an award of Class X Units of the Partnership granted under Section 10 of the Equity Incentive Plan.

(d)            “Code” means the Internal Revenue Code of 1986.

(e)            “Company Acquisition Proposal” means any offer or proposal from any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their affiliates) regarding any of the following (other than the Mergers): (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of 15% or more of the consolidated assets of the Company and the Partnership and the other Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)), in a single transaction or series of related transactions; (ii) any issue, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power of the Company or 15% or more of the equity interests or general partner interests in the Partnership; (iii) any tender offer or exchange offer for beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of 15% or more of the voting power of the Company or beneficial ownership of 15% or more of the equity interests or general partner interests in the Partnership; or (iv) any other transaction or series of related transactions pursuant to which any third party (other than Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of their affiliates) proposes to acquire control of assets of the Company or the Partnership and any other Company Subsidiary having a fair market value equal to or greater than 15% of the fair market value of all of the assets of the Company and the Partnership and the other Company Subsidiaries, taken as a whole, immediately prior to such transaction.

(f)            “Company Base Amount” means (x) if payable pursuant to Section 7.3(b)(i), Section 7.3(b)(ii) or Section 7.3(b)(iii), $10,000,000, or (y) if payable pursuant to Section 7.3(b)(iv) or Section 7.3(b)(v), $15,000,000.00.

(g)            “Company Material Adverse Effect” means any effect, change, development, condition, occurrence or event (each, an “Effect”) that, individually or in the aggregate, (i) has resulted in, or would reasonably be expected to have, a material adverse effect on the business, properties, condition (financial or otherwise), results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) has or would reasonably be expected to prevent or materially delay beyond the Outside Date the ability of the Company or the Partnership to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or would reasonably be expected to be a “Company Material Adverse Effect” under clause (i) above: (a) any change in applicable Law, GAAP or any applicable accounting standards or any interpretation thereof following the date hereof; (b) general economic, political, regulatory or business conditions or changes therein (including trade wars, tariffs or sanctions), force majeure events, acts of terrorism, civil unrest, riots, epidemics or pandemics, or disease outbreak or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity) or any escalation or worsening relating to the foregoing; (c) any changes or developments in or affecting domestic or any foreign securities, equity, credit, real estate or financial and capital markets conditions, including interest rates and currency exchange rates; (d) any change generally affecting the industrial real estate, real estate investment, real estate management or asset management industries; (e) resulting from the negotiation, execution, announcement, performance, consummation or existence of this Agreement, the announcement, pendency or consummation of the Transactions or the performance of this Agreement (including (x) any proceeding threatened or initiated by any Person with respect to this Agreement or the Transactions and (y) the impact thereof on the Company and Company Subsidiaries’ officers, employees, tenants, customers, suppliers, distributors, partners, lenders, investors or financing sources or Governmental Entities or others having business relationships with the Company and Company Subsidiaries); provided that this clause (e) shall not apply to any representation or warranty set forth in Section 3.3 or Section 3.4 (or any condition to any party’s obligation to consummate the Transactions relating to such representation and warranty); (f) the taking of any action expressly required or prohibited by this Agreement or the omission of any action expressly prohibited by this Agreement; (g) any act of God, natural disasters or weather developments, including earthquakes, hurricanes, tsunamis, typhoons, lightening, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, manmade disasters, including any material worsening of such matters existing as of the date hereof; (h) any change in the price or trading volume of the Company and the Company Subsidiaries’ securities or other financial instruments, in and of itself; (i) any failure of the Company and the Company Subsidiaries to meet any internal or published projections, estimates or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company and Company Subsidiaries (provided, that clauses (h) and (i) shall not prevent a determination that any change or effect underlying such change in price or failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)); (j) the identity of Parent or any of its Affiliates as the acquiror of the Company and the Partnership; or (k) any computer hacking, data breaches, ransomware, cybercrime or cyberterrorism resulting in an outage of or termination by a critical web hosting platform or data center provider providing services to the Company or any Company Subsidiaries or their respective businesses; provided, further, that in the case of the foregoing clauses (a), (b), (c), (d), (g) or (k), except to the extent that such matters disproportionately and adversely impact the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated businesses in the industries in which the Company and the Subsidiaries conduct their business, in which case, the incremental disproportionate and adverse impact may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

(h)            “Company Preferred Shares” means the 7.375% Series A Cumulative Redeemable Perpetual Preferred Stock of the Company, par value $0.001 per share.

(i)            “Company Real Property” means, collectively, the Owned Real Property and the Ground Leased Real Property.

(j)            “Company Subsidiary” means any Subsidiary of the Company, including the Partnership and its Subsidiaries.

(k)            “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for U.S. federal income tax purposes.

(l)             “Company Tax Protection Agreement” means any written agreement to which the Company or any Company Subsidiary is a party and that has not expired or otherwise terminated pursuant to which: (i) any liability to direct or indirect holders of any units in a Company Subsidiary Partnership or interests in any Subsidiary of any Company Subsidiary Partnership (such units and interests, together, the “Company Relevant Partnership Interests”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of Company Relevant Partnership Interests in a Company Subsidiary Partnership, the Company or Company Subsidiary has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making any Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its Subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its Subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; and/or (iii) any Person, whether or not a partner in any Company Subsidiary Partnership, has been or is required to be given the opportunity to guarantee or assume liability for debt (or portions thereof) of such Company Subsidiary Partnership or any Subsidiary of such Company Subsidiary Partnership or is so guarantying or has so assumed liability for any such debt.

(m)            “Company Termination Fee” means an amount equal to the lesser of (i) the Company Base Amount and (ii) the maximum amount, if any, that can be paid to Parent without causing Parent to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code (the “REIT Requirements”) for such year determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants engaged by Parent (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate “cushion” as determined by such independent accountants). Notwithstanding the foregoing, in the event Parent receives Tax Guidance, the Company Termination Fee shall be an amount equal to the applicable Company Base Amount and the Company shall, upon receiving notice that Parent has received the Tax Guidance, pay to Parent the unpaid Company Base Amount within five (5) Business Days. In the event that Parent is not able to receive the full applicable Company Base Amount due to the above limitations, the Company shall place the unpaid amount in escrow by wire transfer within three (3) days of the date when the Company Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to Parent unless and until Parent receives either one or a combination of the following once or more often: (x) a letter from Parent’s independent accountants indicating the maximum amount that can be paid at that time to Parent without causing Parent to fail to meet the REIT Requirements (calculated as described above), in which event the Company shall pay to Parent the lesser of the unpaid Company Base Amount or the maximum amount stated in the letter within five (5) Business Days after the Company has been notified thereof, or (y) a letter from Parent’s counsel indicating that Parent has received the Tax Guidance, in which event the Company shall pay to Parent the unpaid Company Base Amount within five (5) Business Days after the Company has been notified thereof. The obligation of the Company to pay any unpaid portion of the Company Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date the Company Termination Fee first becomes payable under Section 7.3(b). Amounts remaining in escrow after the obligation of the Company to pay the Company Termination Fee terminates shall be released to the Company.

(n)            “Contract” means any binding agreement, contract, lease (whether for real or personal property), commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness, to which a Person is a party or to which the properties or assets of such Person are subject.

(o)            “delivered” or “made available” or words of similar import mean, with respect to documents or information required to be provided by the Company or the Partnership to Parent, Company Merger Sub, Parent OpCo or OpCo Merger Sub, any documents or information (i) posted by the Company or any of its Representatives in the Company’s electronic data room, (ii) delivered by the Company or its Representatives to Parent via email or (iii) made publicly available in the Company SEC Documents, in each case, at least one (1) Business Day prior to the execution and delivery of this Agreement.

(p)            “Environmental Laws” means all Laws relating to (i) pollution or the protection of natural resources or the environment, (ii) public or worker safety and health (to the extent public or worker health and safety relates to exposure to Hazardous Substances), or (iii) the use, presence, transportation, handling, Release, contamination by, or exposure to, any Hazardous Substance.

(q)            “Environmental Permits” means any Permit, registration, identification number and other authorization under any Environmental Law.

(r)            “Equity Incentive Plan” means the Company’s 2024 Omnibus Incentive Plan.

(s)            “ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that is considered a single employer together with the Company or any Company Subsidiary under ERISA Section 4001(b) or part of the same “controlled group” with the Company or any Company Subsidiary for purposes of Code Sections 414(b), (c), (m) or (o).

(t)            “Exchange Act” means the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

(u)            “Exchange Ratio” means 1.975.

(v)            “Existing Credit Facility” means that certain credit facility pursuant to the Credit Agreement and Guarantee, dated as of January 18, 2022, by and among the Partnership as borrower and KeyBank National Association and the other lenders party thereto, as amended by the First Amendment to the Credit Agreement and Guarantee dated October 21, 2022, the Second Amendment to Credit Agreement, dated December 20, 2022, the Third Amendment to Credit Agreement dated February 26, 2025, the Fourth Amendment to Credit Agreement dated January 16, 2026, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(w)           “Governmental Entity” means any court, tribunal or any government or political subdivision thereof, whether federal, state, county, local or foreign, or any agency, authority, official or instrumentality of such governmental or political subdivision, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

(x)            “Hazardous Substances” means any chemical, substance, material or waste, that is classified or regulated as “hazardous,” “toxic,” “corrosive,” “radioactive,” or as a “pollutant” or “contaminant,” or words of similar meaning or import under, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Laws, including petroleum (including crude oil or any fraction thereof), per- and polyfluoroalkyl substances, asbestos and asbestos-containing materials, lead, urea formaldehyde, radioactive materials, radiation, polychlorinated biphenyls, or toxic mold.

(y)            “Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments, (b) all reimbursement obligations of such Person and its Subsidiaries under letters of credit to the extent such letters of credit have been drawn, (c) the net settlement amount of all obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements of such Person that is owed by such Person, (d) all capital lease obligations of such Person and its Subsidiaries, (e) all obligations of such Person and its Subsidiaries for guarantees of another Person in respect of any items set forth in clauses (a) through (d), and (f) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and all accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (c). For the avoidance of doubt, “Indebtedness” shall not include any liability for Taxes and shall not include any Indebtedness from the Company to a wholly owned Company Subsidiary (or vice versa) or between wholly owned Company Subsidiaries.

(z)            “Intellectual Property” means all intellectual property rights in any jurisdiction throughout the world, whether registered or unregistered, including (a) patents, provisional patent applications, patent applications, continuations, continuations-in-part, extensions, divisions, reissues, re-examinations, substitutions, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) and improvements thereto and extensions thereof, (b) trademarks, service marks, trade names, corporate names, trade dress, designs, logos, slogans, social media identifiers, domain names and general intangibles of like nature, including all goodwill associated therewith, and any registrations and applications to register the foregoing, (c) copyrightable works, copyrights and mask works (as defined in 17 U.S.C. §901) and pending applications to register the same; (d) trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information; (e) rights in software, including all object code, source code, firmware and embedded versions thereof and all documentation related thereto and (f) all rights in the foregoing and in other similar intangible assets.

(aa)          “Intervening Event” means a material event, development or change in circumstances with respect to the Company and the Company Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which (a) was unknown to, nor reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement (nor the consequences thereof) and (b) first becomes known to or by the Company Board prior to the receipt of the Company Requisite Vote; provided, however, that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Company Acquisition Proposal or any matter relating thereto or consequence thereof and (ii) changes in the market price or trading volume of the Company Common Shares or any other securities of the Company, or any change in credit rating of the Company or the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii) when determining whether there has been an Intervening Event).

(bb)          “Joint Venture Agreements” means the organizational and other governing documents of the Company Subsidiaries set forth in Section 8.12(bb) of the Company Disclosure Letter.

(cc)          “know” or “knowledge” means, with respect to the Company, the actual knowledge of such persons listed in Section 8.12(cc) of the Company Disclosure Letter, and with respect to Parent, the actual knowledge, after due inquiry of direct reports, of the persons listed in Schedule A hereto.

(dd)         “Law” means any federal, state, local or foreign law (including common law), statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree of any Governmental Entity.

(ee)          “Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal, easement, security interest, charge, encumbrance, deed of trust, right-of-way or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law. A non-exclusive license of Intellectual Property shall not be deemed to be a Lien.

(ff)            “Merger Consideration” means collectively, the Company Common Share Merger Consideration, the Company Preferred Share Merger Consideration and the OpCo Common Unit Merger Consideration.

(gg)         “Parent Base Amount” means $15,000,000.00.

(hh)         “Parent Common Stock” means the common stock of Parent, par value $0.01 per share.

(ii)            “Parent Credit Facility” means that certain credit facility pursuant to the Credit Agreement, dated as of August 5, 2025, by and among the Parent OpCo as borrower and BMO Bank N.A. and the other lenders party thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(jj)            “Parent Ground Lease” means each ground lease or ground sublease that is in effect and pursuant to which Parent or any Parent Subsidiary holds, as lessee or sublessee, a ground leasehold or ground subleasehold interest in any ground leased real property, together with all amendments, modifications, addenda, renewals and extensions thereto.

(kk)          “Parent Lease” means each lease or sublease that is in effect and pursuant to which Parent or any Parent Subsidiary holds, as lessee or sublessee, a leasehold or subleasehold interest in any leased real property, together with all amendments, modifications, addenda, renewals and extensions thereto.

(ll)            “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, (i) has resulted in, or would reasonably be expected to have, a material adverse effect on the business, properties, condition (financial or otherwise), results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) has or would reasonably be expected to prevent or materially delay beyond the Outside Date the ability of Parent, Company Merger Sub, Parent OpCo, or OpCo Merger Sub to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or would reasonably be expected to be a “Parent Material Adverse Effect” under clause (i) above: (a) any change in applicable Law, GAAP or any applicable accounting standards or any interpretation thereof following the date hereof; (b) general economic, political, regulatory or business conditions or changes therein (including trade wars, tariffs or sanctions), force majeure events, acts of terrorism, civil unrest, riots, epidemics or pandemics, or disease outbreak or changes in geopolitical conditions (including commencement, continuation or escalation of war, armed hostilities or national or international calamity) or any escalation or worsening relating to the foregoing; (c) any changes or developments in or affecting domestic or any foreign securities, equity, credit, real estate or financial and capital markets conditions, including interest rates and currency exchange rates; (d) any change generally affecting the industrial real estate, real estate investment, real estate management or asset management industries; (e) resulting from the negotiation, execution, announcement, performance, consummation or existence of this Agreement, the announcement, pendency or consummation of the Transactions or the performance of this Agreement (including (x) any proceeding threatened or initiated by any Person with respect to this Agreement or the Transactions and (y) the impact thereof on Parent and Parent Subsidiaries’ officers, employees, tenants, customers, suppliers, distributors, partners, lenders, investors or financing sources or Governmental Entities or others having business relationships with Parent and the Parent Subsidiaries); provided that this clause (e) shall not apply to any representation or warranty set forth in Section 4.3 or Section 4.4 (or any condition to any party’s obligation to consummate the Transactions relating to such representation and warranty); (f) the taking of any action expressly required or prohibited by this Agreement or the omission of any action expressly prohibited by this Agreement; (g) any act of God, natural disasters or weather developments, including earthquakes, hurricanes, tsunamis, typhoons, lightening, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, manmade disasters, including any material worsening of such matters existing as of the date hereof; (h) any change in the price or trading volume of Parent and the Parent Subsidiaries’ securities or other financial instruments, in and of itself; (i) any failure of Parent and the Parent Subsidiaries to meet any internal or published projections, estimates or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Parent and Parent Subsidiaries (provided, that clauses (h) and (i) shall not prevent a determination that any change or effect underlying such change in price or failure to meet projections or forecasts has resulted in a Parent Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Parent Material Adverse Effect)); (j) the identity of the Company or any of its Affiliates as the target of the Mergers or (k) any computer hacking, data breaches, ransomware, cybercrime or cyberterrorism resulting in an outage of or termination by a critical web hosting platform or data center provider providing services to Parent or any Parent Subsidiaries or their respective businesses; provided, further, that in the case of the foregoing clauses (a), (b), (c), (d), (g) or (k), except to the extent that such matters disproportionately and adversely impact Parent and the Parent Subsidiaries, taken as a whole, relative to other similarly situated businesses in the industries in which Parent and the Parent Subsidiaries conduct their business, in which case, the incremental disproportionate and adverse impact may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect.

(mm)        “Parent OpCo Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Parent OpCo, as amended by that certain First Amendment, dated as of February 28, 2017; Second Amendment, dated as of September 11, 2017; Third Amendment, dated as of December 15, 2017; Fourth Amendment, dated as of March 23, 2018; Fifth Amendment, dated as of July 17, 2018; Sixth Amendment, dated as of November 22, 2019; Seventh Amendment, dated as of December 13, 2018; Eighth Amendment, dated as of June 3, 2021; Ninth Amendment, dated as of August 6, 2021 and Tenth Amendment, dated as of September 12, 2023 thereto, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(nn)          “Parent Parties” means, collectively, Parent, Company Merger Sub, Parent OpCo, OpCo Merger Sub or any of theirs or their Subsidiaries’ respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, successor or assignee of any of the foregoing.

(oo)          “Parent Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP), (b) mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens arising in the ordinary course, for amounts not yet due and payable or the amount or validity of which is being contested in good faith, (c) Liens recorded in a public record, (d) easements, overlaps, encroachments and any matters that would be disclosed by an accurate survey or a personal inspection of the property (other than matters that, individually or in the aggregate, materially adversely impair the current use, operation, occupancy or value of the subject real property), (e) Liens securing Indebtedness for borrowed money existing as of the date hereof, (f) (i) rights of tenants under Parent Real Property, as tenants only, and (ii) rights of other parties in possession, in the case of clause (ii), without any material right of first refusal, right of first offer or other option to purchase any Parent Real Property (or any material portion thereof), (g) Liens created, imposed or promulgated by Law or by any Governmental Entities, including zoning regulations, use restrictions and building codes on any Parent Real Property which are not violated in any material respect by such Parent Real Property or the current use thereof, (h) such other Liens or defects, irregularities, imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use, operation, occupancy or value of the property or asset affected by the applicable Lien, (i) Liens, rights or obligations created by or resulting from the acts or omission of Parent, the Parent Subsidiaries or any of their affiliates and their respective investors, lenders, employees, officers, directors, members, stockholders, agents, representatives, contractor, invitees or licensees or any Person claiming by, through or under any of the foregoing, (j) in the case of any Parent Real Property that is leased or subleased, any Liens that encumber the fee interest of the owner of such real property, and (k) any other Liens that individually or in the aggregate, would not reasonably be expected to materially adversely impair the current use, operation, occupancy or value of the subject real property or asset.

(pp)          “Parent Real Property” means each real property owned, or leased (including ground leased) as lessee or sublessee, by Parent or a Parent Subsidiary (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

(qq)         “Parent Space Lease” means each lease, sublease or master space agreement that is in effect and to which Parent or any Parent Subsidiary is a party as lessor or sublessor with respect to any applicable Parent Real Property, together with all amendments, modifications, addenda, renewals and extensions thereto.

(rr)           “Parent Stock Price” means the volume weighted average of the closing sale prices per share of Parent Common Stock on the NYSE, as reported in the New York City edition of The Wall Street Journal (or, if not reported thereby, as reported in another authoritative source mutually agreed by Parent and the Company), on each of the ten (10) full consecutive trading days ending on and including the third (3rd) Business Day prior to the Closing Date.

(ss)          “Parent Subsidiary” means any Subsidiary of Parent, including the Parent OpCo, Company Merger Sub and OpCo Merger Sub.

(tt)            “Parent Subsidiary Partnership” means a Parent Subsidiary that is a partnership for U.S. federal income tax purposes.

(uu)          “Parent Tax Protection Agreement” means any written agreement to which Parent or any Parent Subsidiary is a party and that has not expired or otherwise terminated pursuant to which: (i) any liability to direct or indirect holders of any units in a Parent Subsidiary Partnership or interests in any Subsidiary of any Parent Subsidiary Partnership (such units and interests, together, the “Parent Relevant Partnership Interests”) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) in connection with the deferral of income Taxes of a direct or indirect holder of Parent Relevant Partnership Interests in a Parent Subsidiary Partnership, the Parent or Parent Subsidiary has agreed to (A) maintain a minimum level of debt or continue a particular debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making any Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) use (or refrain from using) a specified method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such party or any of its Subsidiaries, (F) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its Subsidiaries under Section 752 of the Code and/or (G) only dispose of assets in a particular manner; and/or (iii) any Person, whether or not a partner in any Parent Subsidiary Partnership, has been or is required to be given the opportunity to guarantee or assume liability for debt (or portions thereof) of such Parent Subsidiary Partnership or any Subsidiary of such Parent Subsidiary Partnership or is so guarantying or has so assumed liability for any such debt.

(vv)          “Parent Termination Fee” means an amount equal to the lesser of (i) the Parent Base Amount and (ii) the maximum amount, if any, that can be paid to the Company without causing the Company to fail to meet the REIT Requirements for such year determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants engaged by the Company (taking into account any known or anticipated income of the Company which is not Qualifying Income and any appropriate “cushion” as determined by such independent accountants). Notwithstanding the foregoing, in the event the Company receives Tax Guidance, the Parent Termination Fee shall be an amount equal to the Parent Base Amount and Parent shall, upon receiving notice that the Company has received the Tax Guidance, pay to the Company the unpaid Parent Base Amount within five (5) Business Days. In the event that the Company is not able to receive the full Parent Base Amount due to the above limitations, Parent shall place the unpaid amount in escrow by wire transfer within three (3) days of the date when the Parent Termination Fee would otherwise be due but for the above limitations and shall not release any portion thereof to the Company unless and until the Company receives either one or a combination of the following once or more often: (x) a letter from the Company’s independent accountants indicating the maximum amount that can be paid at that time to the Company without causing the Company to fail to meet the REIT Requirements (calculated as described above), in which event Parent shall pay to the Company the lesser of the unpaid Parent Base Amount or the maximum amount stated in the letter within five (5) Business Days after Parent has been notified thereof, or (y) a letter from the Company’s counsel indicating that the Company has received the Tax Guidance, in which event Parent shall pay to the Company the unpaid Parent Base Amount within five (5) Business Days after Parent has been notified thereof. The obligation of Parent to pay any unpaid portion of the Parent Termination Fee shall terminate on the December 31 following the date which is five (5) years from the date the Parent Termination Fee first becomes payable under Section 7.3(c). Amounts remaining in escrow after the obligation of Parent to pay the Parent Termination Fee terminates shall be released to Parent.

(ww)         “Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

(xx)           “Payoff Amount” means the total amount required to be paid to fully satisfy all principal, interest, fees, prepayment premiums, termination costs, penalties, breakage costs and any other monetary obligations then due and payable under the Existing Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter).

(yy)          “Payoff Letter” means, with respect to any Existing Indebtedness, a customary payoff letter executed by the Persons (or the applicable agent on behalf of the Persons) to whom such Indebtedness is owed (or their duly authorized Representative), which payoff letter shall (i) indicate the Payoff Amount, (ii) state that upon receipt of the Payoff Amount under such payoff letter, the Existing Indebtedness and all related loan documents shall be terminated (other than contingent and expense reimbursement obligations not then due and payable, letters of credit and other similar obligations that will be collateralized or back stopped and hedging agreements that survive termination of the Existing Indebtedness and all related loan documents in accordance with their respective terms) and (iii) provide that all Liens and guarantees in connection with the Existing Indebtedness relating to the assets and properties of the Company or the Company Subsidiaries securing the obligations under the Existing Indebtedness shall be automatically released and terminated upon payment of the Payoff Amount on the Closing Date (or such time of receipt thereafter so long as the applicable per diem is included in such payment).

(zz)           “Per Preferred Share Liquidation Price” means an amount in cash equal to Twenty-Five Dollars ($25.00) plus accrued and unpaid dividends, if any, to, but not including, the Closing Date.

(aaa)         “Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP), (b) mechanic’s, workmen’s, repairmen’s, carrier’s, warehousemen’s or other like Liens arising in the ordinary course, for amounts not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP), (c) Liens disclosed on the Company Title Insurance Policies, (d) easements, overlaps, encroachments and any matters that would be disclosed by an accurate survey or a personal inspection of the property (other than matters that, individually or in the aggregate, materially adversely impair the current use, operation, occupancy or value of the subject real property), (e) Liens securing Indebtedness for borrowed money existing as of the date hereof or that the Company or a Company Subsidiary is permitted to enter into pursuant to the terms of Section 5.1, (f) (i) rights of tenants under Company Space Leases, as tenants only, and (ii) rights of other parties in possession, in the case of clause (ii), without any right of first refusal, right of first offer or other option to purchase any Company Real Property (or any portion thereof), (g) Liens created, imposed or promulgated by Law or by any Governmental Entities, including zoning regulations, use restrictions and building codes on any Company Real Property which are not violated in any material respect by such Company Real Property or the current use thereof, (h) such other Liens or defects, irregularities, imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use, operation, occupancy or value of the property or asset affected by the applicable Lien, (i) Liens, rights or obligations created by or resulting from the acts or omission of Parent, Company Merger Sub or Parent OpCo or any of their affiliates and their respective investors, lenders, employees, officers, directors, members, stockholders, agents, representatives, contractor, invitees or licensees or any Person claiming by, through or under any of the foregoing, (j) as set forth in Section 8.12(aaa) of the Company Disclosure Letter, (k) in the case of any Ground Leased Real Property or Company Leased Real Property, any Liens that encumber the fee interest of the owner of such real property, and (l) any other Liens that individually or in the aggregate, would not reasonably be expected to materially adversely impair the current use, operation, occupancy or value of the subject real property or asset.

(bbb)       “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or other entity.

(ccc)        “Preferred Partnership Units” means the 7.375% Series A Cumulative Redeemable Perpetual Preferred Units of the Partnership.

(ddd)       “Prior Sale Agreement” means any purchase or sale Contract relating to any fee interest real property or leasehold interest in any Ground Lease conveyed, transferred, assigned or otherwise disposed of by the Company or any Company Subsidiary since January 1, 2025.

(eee)        “Qualifying Income” means income described in Sections 856(c)(2)(A) through (I) and 856(c)(3)(A) through (I) of the Code.

(fff)          “Registered Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of the Company Subsidiaries subject to any issuance, registration, or application or filing by, to, or with any Governmental Entity or domain registrar in any jurisdiction.

(ggg)       “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migration into or through the indoor or outdoor environment.

(hhh)       “Representative” means, with respect to any Person, such Person’s directors, partners, managers, officers, employees, consultants, advisors (including counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives and, in the case of Parent, its financing sources.

(iii)           “SEC” means the U.S. Securities and Exchange Commission.

(jjj)           “Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

(kkk)         “Service Provider” means any employee, director or individual independent contractor of the Company or any Company Subsidiary.

(lll)            “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the “present fair saleable value” of such Person’s total assets exceeds the value of such Person’s total “liabilities, including a reasonable estimate of the amount of all contingent and other liabilities,” as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, (b) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or intends to engage and (c) such Person will be able to pay all of its liabilities (including contingent liabilities) as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay all of its liabilities (including contingent liabilities) as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

(mmm)     “Subsidiary” means, with respect to a Person, another Person at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person and/or by one or more of its Subsidiaries or of which such first Person and/or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

(nnn)       “Superior Proposal” means a bona fide written Company Acquisition Proposal (with references in clause (i) of the definition of such term to “15%” being deemed to be replaced with references to “75%” and all other references in the definition of such term to “15%” being deemed to be replaced with references to “50.1%”), which the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation (which Parent hereby acknowledges Truist Securities, Inc. qualifies) and its outside legal advisor, taking into account all financial, legal, regulatory, timing, closing conditionality and other terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed and committed to in writing by Parent in response to such Company Acquisition Proposal or otherwise) and all other factors deemed relevant by the Company Board, would result in a transaction that is more favorable to the Company and its stockholders than the Company Merger.

(ooo)       “Tax” and “Taxes” means any and all federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum tax, or any other tax, custom, duty, impost, levies, governmental fee or other like assessment or charge of any kind whatsoever, in each case, in the nature of a Tax, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

(ppp)        “Tax Guidance” means a reasoned opinion from a nationally recognized United States federal income tax counsel experienced in REIT tax matters to the effect that the receipt by (i) Parent (or its designee) of the Company Base Amount or (ii) the Company (or its designee) of the Parent Base Amount (as applicable) should constitute Qualifying Income or should be excluded from gross income within the meaning of the REIT Requirements or a ruling from the IRS holding that the receipt by (x) Parent (or its designee) of the Company Base Amount or (y) the Company (or its designee) of the Parent Base Amount (as applicable) would constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements.

(qqq)       “Tax Return” means any return, report, document, declaration or any other information return or similar statement filed or required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax and including any schedule or attachment.

(rrr)          “Transfer Right” means, with respect to the Company or any Company Subsidiary, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company or any Company Subsidiary could be required to purchase or sell the applicable equity interests of any Person or any real property.

(sss)        “Transfer Taxes” mean any real property transfer, sales, use, transfer, value added, stock transfer, recording, registration, stamp or similar Taxes that become payable in connection with the transactions contemplated by this Agreement.

(ttt)          “Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the Code.

(uuu)        “Willful and Intentional Breach” means a deliberate action taken or deliberate failure to act that the breaching party intentionally takes (or fails to take) and actually knows that it would, or would reasonably be expected to, be or cause a material breach of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

MODIV INDUSTRIAL, INC.

By:	/s/ Aaron Halfacre
Name: Aaron Halfacre
Title: Chief Executive Officer

MODIV OPERATING PARTNERSHIP, LP

By:	MODIV INDUSTRIAL, INC., its general partner

By:	/s/ Aaron Halfacre
Name: Aaron Halfacre
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

GLOBAL NET LEASE, INC.

By:	/s/ Jesse Galloway
Name: Jesse Galloway
Title: Authorized Signatory

GNL MOTION MERGER SUB, LLC

By:	GLOBAL NET LEASE, INC., its sole member and manager

By:	/s/ Jesse Galloway
Name: Jesse Galloway
Title: Authorized Signatory

GLOBAL NET LEASE OPERATING PARTNERSHIP, L.P.

By:	GLOBAL NET LEASE, INC., its general partner

By:	/s/ Jesse Galloway
Name: Jesse Galloway
Title: Authorized Signatory

GNL MOTION OPCO MERGER SUB, LLC

By:	GLOBAL NET LEASE OPERATING PARTNERSHIP, L.P., its sole member and manager

By:	GLOBAL NET LEASE, INC., its general partner

By:	/s/ Jesse Galloway
Name: Jesse Galloway
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Parent OpCo Partnership Agreement Amendment

FORM OF ELEVENTH AMENDMENT
TO
SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP
OF GLOBAL NET LEASE OPERATING PARTNERSHIP, L.P.

This ELEVENTH Amendment to Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P. (this “Amendment”) is hereby entered into and effective as of [●], 2026 (the “Effective Date”) by Global Net Lease, Inc., a Maryland corporation, as general partner (the “General Partner” or “GNL”) of Global Net Lease Operating Partnership, L.P., a Delaware limited partnership (the “Partnership” or “GNL OP”), for itself and on behalf of any limited partners of the Partnership. Except as specifically defined herein, all capitalized terms shall have the definitions provided in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated June 2, 2015 (as now or hereafter amended, restated, modified, supplemented or replaced, the “Partnership Agreement”), or the Merger Agreement (defined below), as applicable.

WHEREAS, this Amendment is being adopted concurrently with the consummation of the transactions set forth in the Agreement and Plan of Merger, dated May 3, 2026 (the “Merger Agreement”), by and among the General Partner, GNL OP, GNL Motion Merger Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of the General Partner (“REIT Merger Sub”), GNL Motion OpCo Merger Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of GNL OP (“OpCo Merger Sub”), Modiv Industrial, Inc., a Maryland corporation (“MII”), and Modiv Operating Partnership, LP, a Delaware limited partnership (“MOP”), pursuant to which (i) MII will merge with and into REIT Merger Sub, with REIT Merger Sub being the surviving entity (the “Surviving Company”) and a direct wholly owned subsidiary of the General Partner (the “REIT Merger”) and (ii) contemporaneously with, or immediately following, the consummation of the REIT Merger, OpCo Merger Sub will merge with and into MOP, with MOP being the surviving entity and a wholly owned subsidiary of GNL OP (the “OpCo Merger” and together with the REIT Merger, collectively, the “Mergers”);

WHEREAS, after the REIT Merger, at the OpCo Merger Effective Time, by virtue of the OpCo Merger and without any further action on the part of the General Partner, GNL OP, REIT Merger Sub, OpCo Merger Sub, MII, MOP or any of the respective holders thereof, (i) each Class C Unit (including each Converted Class X Unit) of MOP, other than Class C Units held by MII, the General Partner, GNL OP, the Surviving Company, OpCo Merger Sub or any of their respective wholly owned subsidiaries immediately prior to the OpCo Merger Effective Time, issued and outstanding immediately prior to the OpCo Merger Effective Time, were cancelled and extinguished and automatically converted into validly issued OP Units in GNL OP (“New OP Units”) in an amount equal to the Exchange Ratio (as adjusted pursuant to Section 2.7 of the Merger Agreement), subject to the treatment of fractional units as provided in the Merger Agreement, and (ii) each holder of New OP Units was admitted as a limited partner of GNL OP in accordance with the terms of the Partnership Agreement;

WHEREAS, Section 4.02(a) of the Partnership Agreement authorizes the General Partner to cause the Partnership to issue additional Partnership Units in one or more classes, or one or more series of any such classes, with such designations, preferences and relative, participating, optional or other special rights, powers, preferences and duties, including rights, preferences and duties senior and superior to the then-outstanding Partnership Units as shall be determined by the General Partner, in its sole and absolute discretion without the approval of any Limited Partner or other Person;

WHEREAS, pursuant to the authority granted to the General Partner pursuant to Article 11 of the Partnership Agreement, the General Partner desires to amend the Partnership Agreement in connection therewith; and

WHEREAS, the General Partner desires to revise and restate Schedule A of the Partnership Agreement to reflect the consummation of the Mergers and the issuance of the New OP Units.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Partnership Agreement as follows:

1.	Article 1 of the Partnership Agreement is hereby revised by adding the following new defined terms:

““Call Right Redemption Amount” means the redemption price to be paid to a Limited Partner in connection with the exercise of the OP Unit Call Right equal to and in the form of the Cash Amount or the REIT Shares Amount, as determined by the General Partner in its sole and absolute discretion; provided, however, that if the OP Units to be redeemed were issued in connection with the OpCo Merger and are held by a Motion Limited Partner, the Call Right Redemption Amount shall be equal to and in the form of the REIT Shares Amount multiplied by 1.25; provided, further, that if the Partnership exercises its OP Unit Call Right with respect to the OP Units issued in connection with the OpCo Merger and held by a Motion Limited Partner on or prior to the second anniversary of the Closing Date, the Call Right Redemption Amount shall be equal to and in the form of the REIT Shares Amount multiplied by 1.50.”

““Motion Limited Partner” means a Limited Partner that holds OP Units as a result of its exchange of Class C units of Modiv Operating Partnership, LP, for OP Units in connection with the consummation of the Mergers or transferees of such Limited Partner pursuant to Transfers in accordance with Section 9.02(c).”

““OP Unit Call Right” has the meaning set forth in Section 8.07.”

2.	Section 7.02(b) of the Partnership Agreement is revised by inserting the following paragraph immediately after the first paragraph in Section 7.02(b):

“In respect of any transaction described in the preceding paragraph or in Section 7.02(a)(ii) or (iii) (other than a transaction solely for cash consideration), the General Partner shall use commercially reasonable efforts to structure such transaction to avoid causing the Limited Partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such transaction (it being understood that the General Partner will not be deemed to have structured the transaction in a manner that will cause the recognition of gain if the Limited Partners have the option to not recognize gain in such transaction), provided such efforts are consistent with the exercise of the General Partner’s board of directors’ duties to the General Partner or the stockholders of the General Partner under applicable law. Notwithstanding anything herein to the contrary, if after using such commercially reasonable efforts to avoid causing the Limited Partners to recognize gain for federal income tax purposes, the General Partner determines, in its sole and absolute discretion, (i) that it is not possible to structure such transaction to avoid causing the Limited Partners to recognize gain for federal income tax purposes or (ii) that the structure required to avoid causing the Limited Partners to recognize gain for federal income tax purposes would be unduly burdensome to the General Partner, nothing in this provision shall be construed so as to preclude the General Partner from proceeding with and consummating such transaction.”

3.	A new Section 8.07 is hereby added to the Partnership Agreement as follows:

“8.07      Partnership Right to Call Partnership Interests. Notwithstanding any other provisions of this Agreement, and subject to any agreement between the Partnership and one or more Limited Partner, the Partnership shall have the right, but not the obligation, from time to time and at any time to redeem any and all outstanding OP Units (the “OP Unit Call Right”) (other than OP Units held by the General Partner or any wholly owned subsidiary of the General Partner) by treating any Limited Partner as a Redeeming Limited Partner who has delivered a Notice of Exercise of Redemption Right pursuant to Section 8.04 for the number of OP Units to be specified by the General Partner by notice to such Limited Partner that the Partnership has elected to exercise its rights under this Section 8.07. Such notice given by the General Partner to a Limited Partner pursuant to this Section 8.07 shall be treated as if it were a Notice of Exercise of Redemption Right delivered to the Partnership and General Partner by such Investor. For purposes of this Section 8.07, (a) any Limited Partner may be treated as a Redeeming Limited Partner and (b) the provisions of Section 8.04 of the Partnership Agreement shall apply, mutatis mutandis; provided, that the limitations contained in the antepenultimate sentence of Section 8.04(a) shall not apply; provided, further, that the amount due to a Limited Partner pursuant to this Section 8.07 shall be the Call Right Redemption Amount.

For the avoidance of doubt, the Partnership shall not be treated as exercising its OP Unit Call Right, and a Limited Partner shall not be entitled to the Call Right Redemption Amount in connection with its OP Units, if (i) such Limited Partner redeems its OP Unit by exercising its OP Unit Redemption Right pursuant to Section 8.04, (ii) the General Partner engages in a Transaction and either Section 7.02(a)(ii) or (iii) is satisfied or (iii) the General Partner liquidates pursuant to a plan of liquidation approved by its stockholders.”

4.	Section 11.01(a) of the Partnership Agreement is hereby deleted in its entirety and replaced by a new Section 11.01(a) set forth immediately below;

“(a)         Except as otherwise provided herein, the General Partner’s written consent shall be required for any amendment to this Agreement. Except as otherwise provided herein, the General Partner, without the consent of the Limited Partners, the Special Limited Partner or any other Person, may amend this Agreement in any respect; provided, however, that the following amendments shall require the written consent of a Majority in Interest (other than the Percentage Interest held by the General Partner or any Subsidiary of the General Partner) of the Limited Partners affected thereby:

(i)            any amendment affecting the operation of the Conversion Factor or the OP Unit Redemption Right (except as otherwise provided herein) in a manner that adversely affects the Limited Partners or the Special Limited Partner;

(ii)            any amendment that would adversely affect the rights of the Limited Partners or the Special Limited Partner to receive the distributions payable to them hereunder, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(iii)          any amendment that would alter the Partnership’s allocations of Net Income and Net Loss to the Limited Partners or the Special Limited Partner, other than with respect to the issuance of additional Partnership Units pursuant to Section 4.02 hereof;

(iv)          any amendment that would impose on the Limited Partners or the Special Limited Partner any obligation to make additional Capital Contributions to the Partnership;

(v)           any amendment that would adversely affect the Call Right Redemption Amount due to a Limited Partner pursuant to Section 8.07 hereof;

(vi)          any amendment that would adversely affect the rights of the Limited Partners under Section 7.02; or

(vii)         any amendment to this Article XI.”

5.	Schedule A of the Partnership Agreement is hereby revised and restated by replacing it in its entirety with Schedule A attached hereto.

6.	The foregoing recitals are incorporated in and are made a part of this Amendment.

7.	This Amendment has been authorized by the General Partner pursuant to Section 14.1 of the Partnership Agreement and does not require execution by any Limited Partner or any other Person.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

GENERAL PARTNER:

GLOBAL NET LEASE, INC.

By:
Name:
Title:

[Signature Page to Eleventh Amendment to Second Amended and Restated Agreement of Limited Partnership]

SCHEDULE A

[See Attachment]

Exhibit B

Form of Company REIT Opinion

[Intentionally Omitted]

Exhibit C

Form of Parent REIT Opinion

[Intentionally Omitted]

Exhibit D

Form of Parent Section 368 Opinion

[Intentionally Omitted]

Exhibit E

Form of Company Section 368 Opinion

[Intentionally Omitted]

Schedule A

Parent Knowledge Parties

[Intentionally Omitted]

Schedule B

Parent Contact Persons

[Intentionally Omitted]